Exhibit 99.1

Vermilion Energy Inc. Announces Results for the Year Ended December 31, 2015

CALGARY, Feb. 29, 2016 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX, NYSE: VET) is pleased to report operating and audited financial results for the year ended December 31, 2015.

HIGHLIGHTS

•	Vermilion's annual production volumes increased by 11% in 2015 to 54,922 boe/d. This strong production performance was achieved despite a nearly 4,000 boe/d shortfall in anticipated Corrib volumes associated with regulatory delays and a 30% decrease in exploration and development ("E&D") capital spending as compared to the prior year.
•	Production volumes for Q4 2015 increased by 8% as compared to the prior quarter to a record 61,058 boe/d. Each of Vermilion's business units increased production, with the most significant increases driven by drilling successes in Canada, Australia and the Netherlands.
•	Fund flows from operations in 2015 was $516.2 million ($4.71/basic share(1)) as compared to $804.9 million ($7.63/basic share) in 2014. Higher production in 2015 partially offset the impact of a 48% decrease in oil prices. Q4 2015 fund flows from operations of $136.4 million ($1.22/basic share) was higher than the $129.4 million ($1.17/basic share) in Q3 2015 as a result of higher production volumes, realized hedging gains and lower taxes, partially offset by lower commodity pricing.
•	Subsequent to the end of the year, we released a $285 million E&D capital budget for 2016 that represented a decrease in spending of over 40% from 2015 levels and a decrease of nearly 60% from 2014 levels. Since that time, we have further reduced our E&D budget by another $50 million in response to still lower commodity prices. Our new E&D capital budget for 2016 is $235 million, with the flexibility to restore certain projects if commodity prices improve. We still expect to deliver nearly 15% production growth year-over-year with only a modest impact expected in 2016 from this further reduction in capital.
•	Following the receipt of final regulatory approval, first gas production started at our Corrib project in Ireland on December 30, 2015. Corrib is expected to provide significant high-margin production growth and generate meaningful free cash flow(1) in 2016. To date, production has been in-line with forecasts, with well deliverability better than our expectations. Production levels at Corrib are expected to rise over a period of approximately six months to an estimated peak rate of 58 mmcf/d (9,700 boe/d), net to Vermilion.
•	Total proved ("1P") reserves increased 6% to 160.7(2) mmboe, while total proved plus probable ("2P") reserves also increased 6% to 260.9(2) mmboe. This represents year-over-year 1P and 2P per share reserves growth of 2% and 1%, respectively.
•	Finding and Development ("F&D")(3) and Finding, Development and Acquisition ("FD&A")(3) costs, including Future Development Capital ("FDC")(3) for 2015 on a 2P basis decreased 48% to $8.98/boe and 55% to $10.03/boe, respectively. Similarly, our three-year F&D and FD&A, including FDC, on a 2P basis were $14.82/boe and $17.81/boe, respectively.
•	Recycle ratio(5) (including FDC) was 3.6x during 2015, an increase over 3.2x achieved during 2014, indicating that we were able to not only maintain but improve our high level of investment efficiency in 2015 despite the decline in commodity prices. We increased Proved Developed Producing reserves (net of production) by 25% at an average F&D cost (including FDC) of $10.67/boe generating a recycle ratio (including FDC) of 3.0x.
•	Our independent GLJ 2015 Resource Assessment(4) indicates low, best, and high estimates for contingent resources in the Development Pending category are 95.1 mmboe, 160.7 mmboe, and 254.7 mmboe, respectively. Approximately 80% of our best estimate contingent resources evaluated reside in the Development Pending category, reflecting the high quality nature of our contingent resource base.
•	In Q4 2015 we drilled and completed a horizontal sidetrack well at the Wandoo A platform in Australia. The well was successfully brought on production in mid-November. We produced the well through December 31, 2015 at an average rate of approximately 3,900 boe/d.
•	The Diever-02 exploration well in the Netherlands (45% working interest), drilled in 2014, came on production at the end of October 2015 at a gross rate of 28.5 mmcf/d (4,750 boe/d). Our net incremental production increase from this well is presently limited to approximately 6 mmcf/d (1,000 boe/d) due to current pipeline constraints in the multi-well system that Diever-02 produces into.
•	We continued to make progress in mitigating the impact of third-party plant capacity and transportation restrictions on our Canadian production volumes. At the end of Q4, approximately 1,600 boe/d remained shut-in, pending capacity availability.
•	Vermilion was recently awarded two additional exploration licenses in Germany, adding approximately 110,000 net acres to our land position.
•	We continued to prioritize preserving the strength of our balance sheet through our Profitability Enhancement Program ("PEP") initiative. Associated cost savings related to capital spending, operating expense and G&A expenditures reached nearly $90 million for full-year 2015.
(1)	Non-GAAP Financial Measure. Please see the "Non-GAAP Financial Measures" section of Management's Discussion and Analysis.
(2)	Estimated proved and proved plus probable reserves attributable to the assets as evaluated by GLJ Petroleum Consultants Ltd. ("GLJ") in a report dated February 8, 2016 with an effective date of December 31, 2015 (the "2015 GLJ Reserves Evaluation")
(3)	F&D (finding and development) and FD&A (finding, development and acquisition) costs are used as a measure of capital efficiency and are calculated by dividing the applicable capital costs for the period, including the change in undiscounted future development capital ("FDC"), by the change in the reserves, incorporating revisions and production, for the same period.
(4)	Vermilion retained GLJ to conduct an independent resource evaluation dated February 8, 2016 to assess contingent resources across all of the Company's key operating regions with an effective date of December 31, 2015 (the "GLJ 2015 Resource Assessment"). The associated chance of development for each of the low, best, and high estimate for contingent resources in the Development Pending category are 83%, 82%, and 81%, respectively. There is uncertainty that it will be commercially viable to produce any portion of the resources.
(5)	Recycle ratio is Operating Netback divided by F&D (including FDC)

ORGANIZATIONAL UPDATE

As announced on November 30, 2015, Mr. Lorenzo Donadeo will be retiring as Chief Executive Officer ("CEO"), effective March 1, 2016, at which time he will become Chair of the Board of Directors.  Mr. Anthony Marino, currently President and Chief Operating Officer ("COO"), will assume the role of President and CEO.  Mr. Larry Macdonald, the Board of Director's current Chair, will transition to the newly created role of Lead Independent Director.

Concurrent with those changes, Vermilion is pleased to announce the appointments of Mr. Michael Kaluza to the position of Executive Vice President and COO, and Mr. Dion Hatcher to the position of Vice President of our Canadian Business Unit.

Mr. Kaluza joined Vermilion in February 2013 as Director of our Canadian Business Unit, and was promoted to Vice President of our Canadian Business Unit in May 2014.  Mr. Kaluza has over 30 years of operations and executive management experience, and has a Bachelor of Science in Petroleum Engineering (Honors) from the Montana College of Mineral, Science and Technology.

Mr. Hatcher joined Vermilion in 2006 and has over 18 years of industry experience focused on operations engineering and project management. He has a Bachelor of Science in Mechanical Engineering (Honors) from Memorial University of Newfoundland.

Conference Call and Audio Webcast Details

Vermilion will discuss these results in a conference call to be held on Monday, February 29, 2016 at 9:00 AM MST (11:00 AM EST).  To participate, you may call 1-888-231-8191 (Canada and US Toll Free) or 1-647-427-7450 (International and Toronto Area).  The conference call will also be available on replay by calling 1-855-859-2056 using conference ID number 21667130.  The replay will be available until midnight mountain time on March 7, 2016.

You may also listen to the audio webcast by clicking  http://event.on24.com/r.htm?e=1117164&s=1&k=1F2188A24FF5A3DA8F83BE1F0C213F7B or visit Vermilion's website at www.vermilionenergy.com/ir/eventspresentations.cfm.

HIGHLIGHTS

	Three Months Ended			Year Ended
($M except as indicated)	Dec 31,	Sep 30,	Dec 31,	Dec 31,	Dec 31,
Financial	2015	2015	2014	2015	2014
Petroleum and natural gas sales	234,319	245,051	306,073	939,586	1,419,628
Fund flows from operations	136,441	129,435	185,528	516,167	804,865
Fund flows from operations ($/basic share) (1)	1.22	1.17	1.73	4.71	7.63
Fund flows from operations ($/diluted share) (1)	1.21	1.16	1.71	4.65	7.51
Net earnings (loss)	(142,080)	(83,310)	58,642	(217,302)	269,326
Net earnings (loss) ($/basic share)	(1.28)	(0.76)	0.55	(1.98)	2.55
Capital expenditures	128,996	93,381	166,243	486,861	687,724
Acquisitions	6,227	22,155	1,652	28,897	601,865
Asset retirement obligations settled	4,921	2,123	6,247	11,369	15,956
Cash dividends ($/share)	0.645	0.645	0.645	2.580	2.580
Dividends declared	71,965	71,244	69,119	283,575	272,732
% of fund flows from operations	53%	55%	37%	55%	34%
Net dividends (1)	25,201	26,654	48,139	128,542	193,302
% of fund flows from operations	18%	21%	26%	25%	24%
Payout (1)	159,118	122,158	220,629	626,772	896,982
% of fund flows from operations	117%	94%	119%	121%	111%
% of fund flows from operations (excluding the Corrib project) (1)	106%	77%	106%	107%	99%
Net debt	1,381,951	1,363,043	1,265,650	1,381,951	1,265,650
Ratio of net debt to annualized fund flows from operations	2.5	2.6	1.7	2.7	1.6
Operational
Production
Crude oil (bbls/d)	28,745	28,164	28,846	28,502	28,879
NGLs (bbls/d)	5,298	4,622	2,822	4,214	2,553
Natural gas (mmcf/d)	162.09	140.97	107.42	133.24	108.85
Total (boe/d)	61,058	56,280	49,571	54,922	49,573
Average realized prices
Crude oil and NGLs ($/bbl)	51.64	56.57	78.64	58.80	100.06
Natural gas ($/mcf)	4.55	5.36	5.90	4.98	6.42
Production mix (% of production)
% priced with reference to WTI	21%	24%	28%	25%	28%
% priced with reference to AECO	24%	22%	20%	22%	18%
% priced with reference to TTF	20%	20%	16%	19%	18%
% priced with reference to Dated Brent	35%	34%	36%	34%	36%
Netbacks ($/boe)
Operating netback	28.44	32.25	45.85	32.09	55.50
Fund flows from operations netback	23.91	24.58	38.67	25.86	44.09
Operating expenses	11.50	10.99	12.48	11.32	12.72
Average reference prices
WTI (US $/bbl)	42.18	46.43	73.15	48.80	93.00
Edmonton Sweet index (US $/bbl)	39.72	43.01	66.79	44.91	85.83
Dated Brent (US $/bbl)	43.69	50.26	76.27	52.46	98.99
AECO ($/mmbtu)	2.46	2.90	3.60	2.69	4.50
TTF ($/mmbtu)	7.28	8.48	9.16	8.23	8.96
Average foreign currency exchange rates
CDN $/US $	1.34	1.31	1.14	1.28	1.10
CDN $/Euro	1.46	1.46	1.42	1.42	1.47
Share information ('000s)
Shares outstanding - basic	111,991	110,818	107,303	111,991	107,303
Shares outstanding - diluted (1)	115,025	113,643	110,334	115,025	110,334
Weighted average shares outstanding - basic	111,393	110,293	107,102	109,642	105,448
Weighted average shares outstanding - diluted (1)	112,543	111,193	108,646	111,051	107,187

(1)	The above table includes non-GAAP financial measures which may not be comparable to other companies. Please see the "NON-GAAP FINANCIAL MEASURES" section of Management's Discussion and Analysis.

DISCLAIMER

Certain statements included or incorporated by reference in this document may constitute forward looking statements or financial outlooks under applicable securities legislation.  Such forward looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook.  Forward looking statements or information in this document may include, but are not limited to: capital expenditures; business strategies and objectives; operational and financial performance; estimated reserve quantities and the discounted net present value of future net revenue from such reserves; petroleum and natural gas sales; future production levels (including the timing thereof) and rates of average annual production growth; estimated contingent resources; exploration and development plans; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates; and the timing of regulatory proceedings and approvals.

Such forward looking statements or information are based on a number of assumptions all or any of which may prove to be incorrect.  In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids and natural gas prices; and management's expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct.  Financial outlooks are provided for the purpose of understanding Vermilion's financial position and business objectives and the information may not be appropriate for other purposes.  Forward looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information.  These risks and uncertainties include but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids and natural gas prices, foreign currency exchange rates and interest rates; health, safety and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

All oil and natural gas reserve information contained in this document has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook.  The actual crude oil and natural gas reserves and future production will be greater than or less than the estimates provided in this document.  The estimated future net revenue from the production of crude oil and natural gas reserves does not represent the fair market value of these reserves.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent.  Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

ABBREVIATIONS

$M	thousand dollars
$MM	million dollars
AECO	the daily average benchmark price for natural gas at the AECO 'C' hub in southeast Alberta
bbl(s)	barrel(s)
bbls/d	barrels per day
bcf	billion cubic feet
boe	barrel of oil equivalent, including: crude oil, natural gas liquids and natural gas (converted on the basis of one boe for six mcf of natural gas)
boe/d	barrel of oil equivalent per day
btu	British thermal units
GJ	gigajoules
HH	Henry Hub, a reference price paid for natural gas in US dollars at Erath, Louisiana
mbbls	thousand barrels
mboe	thousand barrel of oil equivalent
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mmboe	million barrel of oil equivalent
mmbtu	million British thermal units
mmcf	million cubic feet
mmcf/d	million cubic feet per day
MWh	megawatt hour
NBP	the reference price paid for natural gas in the United Kingdom, quoted in pence per therm, at the National Balancing Point Virtual Trading Point operated by National Grid. Our production in Ireland is priced with reference to NBP.
NGLs	natural gas liquids
PRRT	Petroleum Resource Rent Tax, a profit based tax levied on petroleum projects in Australia
TTF	the day-ahead price for natural gas in the Netherlands, quoted in MWh of natural gas, at the Title Transfer Facility Virtual Trading Point operated by Dutch TSO Gas Transport Services
WTI	West Texas Intermediate, the reference price paid for crude oil of standard grade in US dollars at Cushing, Oklahoma
CGU	Cash generating unit, the basis upon which Vermilions assets are evaluated for potential impairments
DRIP	Dividend Reinvestment Plan

MESSAGE TO SHAREHOLDERS

Commodity price volatility continued unabated through 2015, and it does not appear that 2016 will provide any immediate relief.  Although the current economic environment poses significant challenges for all industry participants, including Vermilion, we believe that continued adherence to our long-term strategy will enable us to emerge from this price cycle stronger than ever.

Our long-term strategy is focused on three main priorities, presented in order of importance:

1)	Preserving the strength of our balance sheet;
2)	Protecting our dividend; and
3)	Investing to fund production growth.

Preserving the Strength of Our Balance Sheet

We have always been highly disciplined in the management of our balance sheet, historically maintaining leverage ratios that are significantly more conservative than most of our peers.  This has allowed us to effectively manage through prior low commodity price environments. We entered the current commodity downturn in a position of relative financial strength, and we took a number of purposeful actions throughout 2015 to preserve our balance sheet.

We have significantly reduced capital investment to support our sustainability in this price environment.  Our 2016 E&D budget is now $235 million, representing a decrease of over 50% from 2015 levels and a decrease of more than 65% from 2014 levels.  Our intent is to balance cash outlays in 2016 for net dividends and E&D capital investment with our fund flows from operations.

During 2015 we increased our credit facility capacity by $500 million to $2.0 billion and extended the term to May 2019, providing additional financial certainty.  At year-end 2015, we had $837 million of undrawn capacity which allowed us to retire the $225 million of 6.5% Senior Unsecured Notes that came due on February 10, 2016 with funds from the credit facility.  While we are continuing to assess opportunities to diversify our debt structure, our credit facility is currently our most cost-effective method of borrowing.

In early 2015 we amended our existing Dividend Reinvestment Plan ("DRIP") to include a Premium Dividend™ Component.  The Premium Dividend™ Component, when combined with our legacy Dividend Reinvestment Plan, significantly expands our access to the lowest cost source of equity capital available.  The program can be suspended or prorated at our discretion, offering considerable flexibility.  We view the implementation of the Premium Dividend™ as a short-term measure and we will actively monitor our ongoing needs and manage our continued use of each component as circumstances dictate.  In the event of a commodity price recovery, it is our intent to reduce, and ultimately eliminate, the Premium Dividend™ Component.

We have hedged a meaningful component of our natural gas production, particularly European natural gas, which remains a significantly stronger market than North American natural gas.  At present, we have 25% of our total 2016 net-of-royalty production hedged, including 44% of our anticipated natural gas volumes.

Protecting Our Dividend

We have never reduced our dividend since it was initiated in 2003.  We are constantly monitoring both our dividend and accompanying capital program, taking into consideration prevailing and expected commodity prices and equity issued under our DRIP program.  Although this commodity downturn has been more pronounced than we anticipated when it began in mid-2014, we believe that our existing dividend remains manageable with the actions we have taken to date.  We remain committed to first prioritizing our balance sheet and preserving our financial flexibility.  To safeguard our long-term sustainability, we are managing our business based on the current commodity price strip, with the objective that our funds from operations will approximately balance or exceed our cash outflows for net dividends and capital expenditures.  Should commodity conditions arise under which we can no longer expect to balance outflows and inflows over longer periods of time, we would protect our balance sheet through further modifications of our capital investment and dividend programs.

Investing to Fund Production Growth

We believe our inventory of organic growth projects is strong and each of our business units is capable of delivering production growth.  The diversity of our asset base and commodity and currency exposures allows us to select and fund projects that will generate the highest return in a given economic environment.  This advantage is even more pronounced in a low commodity price environment in which available capital funding is highly restricted.  Our improved recycle ratio at year-end 2015, despite lower commodity prices, is indicative of the improvement of our project inventory and execution over the past few years.

With the start-up of production at Corrib in Ireland in late 2015, we are positioned to provide strong per share production growth of approximately 10% for our shareholders in 2016.  We expect Corrib to meaningfully contribute to production growth in 2017 as well, with a full year of production following the ramp-up to peak rates during the first half of 2016.  With production commencing at Corrib plus the improvement in capital efficiencies in our other business units, we have been able to significantly reduce our planned capital investment program to preserve the strength of our balance sheet and protect our dividend.  These structural advantages in our production profile position Vermilion to achieve all three priorities outlined above despite the commodity downturn.  At such time as commodity market fundamentals warrant additional capital investment, we have the project inventory to provide long-term organic production growth.

2015 Review

We delivered 11% year-over-year production growth, despite a nearly 4,000 boe/d shortfall in anticipated Corrib volumes associated with regulatory delays.  We believe that this accomplishment demonstrates the depth of our operational and project capacity.  In addition, despite the prevailing commodity price environment, we continued to deliver extremely strong performance across all segments of our business, achieving a number of important milestones.

Europe

Following the receipt of final regulatory approval, first gas production started at Corrib on December 30, 2015.  Corrib is expected to provide significant high-margin production growth and generate meaningful free cash flow(1) in 2016 - unique attributes in our industry in the current price environment.  To date, Corrib has been producing in-line with expectations, with well deliverability better than anticipated and no significant downtime events. Production initially started with one well before year-end, and a second well was brought on-line in early January 2016.  Current production levels are approximately 33 mmcf/d (5,500 boe/d) net to Vermilion.  Production levels at Corrib are expected to rise over a period of approximately six months to a peak rate estimated at 58 mmcf/d (9,700 boe/d), net to Vermilion.

In France, we completed a successful four (4.0 net) well drilling program at Champotran during Q1 2015. This was our third successive drilling campaign at Champotran since 2013.  We have achieved 100% drilling success across a cumulative 13 wells during that period.  Incorporating the impact of our waterflood program, our 2015 drilling program delivered incremental exit production of approximately 1,000 boe/d.  Our other activities in France during the year centered around workovers and optimization projects, as well as infrastructure and facility maintenance.  In 2016, we intend to continue with workover and optimization activities in France.

In the Netherlands, we drilled two (1.9 net) wells during Q2 2015 on the Slootdorp concession in the province of North Holland. Both wells were successful and encountered more natural gas pay than expected.  The wells are currently on sales during an extended production test to size permanent production equipment and are currently producing at a facility-restricted combined rate of 25.8 mmcf/d (4,300 boe/d) net to Vermilion.  The Diever-02 exploration well (45% working interest), drilled in 2014, came on production in late October 2015 for an extended production test and continues to produce at a gross rate of 28.5 mmcf/d (4,750 boe/d). Our net incremental production increase from this well is presently limited to approximately 6 mmcf/d (1,000 boe/d) due to current pipeline constraints in the multi-well system that Diever-02 produces into.  Activity in the Netherlands during 2016 will focus on permitting and the optimization of existing assets.

In Germany, our partner ExxonMobil Production Deutschland GmbH drilled and completed the Burgmoor Z3a well (25% net interest to Vermilion) in the first half of 2015, which began producing at a sales gas rate of approximately 1.7 mmcf/d (280 boe/d) net to Vermilion.  In July 2015, we entered into a farm-in agreement that provides us with participating interest in 19 onshore exploration licenses in northwest Germany and associated proprietary data.  The licenses comprise approximately 850,000 net acres of undeveloped oil and natural gas rights in the prolific North German Basin.  More recently, we were awarded two additional exploration licenses in Germany adding approximately 110,000 net acres to our land position.  Further bolstering our presence in the country, we have taken over the drilling operatorship for the Burgmoor Z5 well in our Dumersee-Uchte producing concession, which is scheduled to be drilled in 2017.  The majority of our capital in 2016 will be directed to permitting and pre-drill activities for Burgmoor Z5 and two exploration prospects.  In addition, we will continue our ongoing analysis of the geologic and geophysical data acquired with the farm-in assets.

North America

During 2015, we drilled or participated in nine (3.4 net) Cardium wells, 28 (18.5 net) Mannville wells, and five (4.1 net) Midale wells.  Overall activity levels in Canada were significantly lower than in prior years as a result of reduced capital availability.  Nevertheless, we achieved a number of successes in our Mannville play.  One such success was the drilling of a two-mile well that targeted the Notikewin formation and came on production at an infrastructure limited rate of approximately 14 mmcf/d (2,300 boe/d).  The productive capability demonstrated by this well ranks it among the top natural gas wells currently producing in Alberta.

In Q2 2015, we completed an infrastructure project that included the expansion of a compressor station as well as the construction of a 22 km pipeline.  This infrastructure will play a critical role in supporting the continued growth of our Mannville play over the next few years.

Throughout 2015, we made significant progress in addressing the impact of third-party plant capacity and transportation restrictions on our production volumes.  At the end of December, total volumes impacted by capacity issues had been reduced to 1,600 boe/d.

Canadian drilling activities in 2016 will be limited to operated expiry wells and capital commitments on non-operated wells.

In the United States, we completed and began testing one (1 net) Turner Shurley Sand well in the eastern Powder River Basin of Wyoming in Q3 2015. During the year, we consolidated our ownership of this project area to 100% working interest through the acquisition of the remaining 30% interest.  We also drilled two additional wells in Q4 2015 which will be completed and tied-in in 2016.  We intend to drill one (1.0 net) additional expiry well in 2016.  We expect to increase our investment in this play when commodity prices improve.

Australia

In Q4 2015 we completed and placed on production the horizontal sidetrack well that was drilled at the Wandoo A platform.  Well performance has been strong at approximately 3,900 boe/d over the last six weeks of 2015.  Following this success, we are planning a two-well drilling program in Australia for 2016.  Offshore drilling in Australia requires a great deal of advance contracting and logistical planning, which means that full-cycle costs are minimized by proceeding with this program in 2016 despite current oil price weakness.  Furthermore, we expect service costs to be near their lows in 2016 at the time of drilling, making this a desirable time to drill these high-quality sidetrack locations.

External Recognition

Vermilion's Board of Directors was recently recognized as a TopGun Board in Canada for 2015/2016 by Brendan Wood International ("BWI") reflecting the high degree of confidence major institutional investors have in Vermilion's Board.  The voting panel, which was comprised of over 500 institutional investors and sell-side professionals considered a short-list of 323 potential companies and awarded TopGun status to only 27 companies, less than 10% of those nominated.

Lorenzo Donadeo, Chief Executive Officer and Curtis W. Hicks, Executive Vice President and Chief Financial Officer were also recognized in BWI's Shareholder Confidence survey as a Top Gun CEO and CFO, respectively, reflecting continuing institutional investor confidence in Vermilion's strategic execution, financial practices and investor communications.

During Q4 2015, we were named to the CDP Climate Disclosure Leadership Index ("CDLI"), recognizing the depth and quality of our climate-related disclosure as compared to the 200 largest companies listed on the TSX.  CDP (formerly Carbon Disclosure Project), is a global, not-for-profit organization that manages the world's only global environmental disclosure system.  To be named to the CDLI, a company must have a disclosure score within the top 10% of surveyed companies.  We have voluntarily reported to CDP since 2012.  We believe that by measuring and understanding our current environmental profile, we can direct our business strategy to operate in an even more environmentally and socially sustainable manner in the future.

As previously announced, we have been recognized by the Great Place to Work® Institute as a Best Workplace in Canada and France for a sixth consecutive year.  We were also recognized for a second consecutive year as a Best Workplace in the Netherlands in 2015, after becoming eligible for ranking in 2014.  We are the only energy company in our category to rank on the Best Workplaces lists in Canada and the Netherlands, and the highest scoring energy company on the Best Workplaces list in France.

During 2015, we were ranked 15th by Corporate Knights on the Future 40 Responsible Corporate Leaders in Canada list (the highest ranking for an oil and gas company, and improved from our debut ranking of 32nd last year).  We were also named Top International Producer of the year by the Explorers and Producers Association of Canada.  This recognition reflects our continued focus on achieving robust shareholder returns combined with environmental, social and governance performance.

Outlook

This is an extraordinarily challenging time for the energy industry.  The commodity downturn was largely unexpected, has been breathtaking in its depth and breadth and will leave an impact on the industry that will be felt for years to come.  At Vermilion, we are committed to maintaining our focus on delivering a capital markets model that benefits our shareholders over the long-term.  We believe that our diversified asset portfolio and operational capabilities position us to protect our balance sheet, defend our dividend, and continue long-term growth.  Our management and directors hold approximately 6% of the outstanding shares of Vermilion, ensuring alignment of interests with our shareholders.  We look forward to meeting the current challenges, and believe that this business environment will illustrate the differentiating benefits of our global operating, capital markets and cultural model.

CEO Succession

As announced in November 2015, I will be retiring as CEO on March 1, 2016 at which time I will become Chair of the Board of Directors.  Since co-founding Vermilion some 22 years ago, we have had great success and it has been an exciting and personally rewarding experience. I want to thank our staff, our executive team, our Board of Directors and our shareholders for their contributions and support over the years.  I look forward to working with Anthony Marino as our new CEO, the executive team, and the Board of Directors in taking Vermilion to new and exciting heights.

(1)	The above discussion includes non-GAAP measures which may not be comparable to other companies. Please see the "NON-GAAP FINANCIAL MEASURES" section of Management's Discussion and Analysis.
(2)	Corrib P2 well produces from the Sherwood sandstones. The production test was performed over a 12-hour period at a maximum choke of 80/64", achieving a peak production rate of 113 mmcf/d and a stabilized flow rate of 107 mmcf/d with approximately 30% drawdown over the test period. This test result is not necessarily indicative of long-term performance or of ultimate recovery.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is Management's Discussion and Analysis ("MD&A"), dated February 25, 2016, of Vermilion Energy Inc.'s ("Vermilion", "we", "our", "us" or the "Company") operating and financial results as at and for the three months and year ended December 31, 2015 compared with the corresponding periods in the prior year.

This discussion should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2015 and 2014, together with the accompanying notes.  Additional information relating to Vermilion, including its Annual Information Form, will be available on or after March 4, 2016 on SEDAR at www.sedar.com or on Vermilion's website at www.vermilionenergy.com.

The audited consolidated financial statements for the year ended December 31, 2015 and comparative information have been prepared in Canadian dollars, except where another currency has been indicated, and in accordance with International Financial Reporting Standards ("IFRS" or, alternatively, "GAAP") as issued by the International Accounting Standards Board.

This MD&A includes references to certain financial measures which do not have standardized meanings prescribed by IFRS.  These financial measures include:

•	Fund flows from operations: This financial measure is calculated as cash flows from operating activities before changes in non-cash operating working capital and asset retirement obligations settled. We analyze fund flows from operations both on a consolidated basis and on a business unit basis in order to assess the contribution of each business unit to our ability to generate cash necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments.
•	Netbacks: These financial measures are per boe and per mcf measures used in the analysis of operational activities. We assess netbacks both on a consolidated basis and on a business unit basis in order to compare and assess the operational and financial performance of each business unit versus other business units and third party crude oil and natural gas producers.

In addition, this MD&A includes references to certain financial measures which do not have standardized meanings prescribed by IFRS and are not disclosed in our audited financial statements.  As such, these financial measures are considered non-GAAP financial measures and therefore are unlikely to be comparable with similar financial measures presented by other issuers.  For a full description of these non-GAAP financial measures and a reconciliation of these measures to their most directly comparable GAAP measures, please refer to "NON-GAAP FINANCIAL MEASURES".

VERMILION'S BUSINESS

Vermilion is a Calgary, Alberta based international oil and gas producer focused on the acquisition, development and optimization of producing properties in North America, Europe, and Australia.  We manage our business through our Calgary head office and our international business unit offices.

This MD&A separately discusses each of our business units in addition to our corporate segment.

•	Canada business unit: Relates to our assets in Alberta and Saskatchewan.
•	France business unit: Relates to our operations in France in the Paris and Aquitaine Basins.
•	Netherlands business unit: Relates to our operations in the Netherlands.
•	Germany business unit: Relates to our operations in Germany.
•	Ireland business unit: Relates to our 18.5% non-operated interest in the Corrib offshore natural gas field.
•	Australia business unit: Relates to our operations in the Wandoo offshore crude oil field.
•	United States business unit: Relates to our operations in Wyoming in the Powder River Basin.
•	Corporate: Includes expenditures related to our global hedging program, financing expenses, and general and administration expenses, primarily incurred in Canada and not directly related to the operations of a specific business unit.

2015 REVIEW AND 2016 GUIDANCE

We first issued 2015 capital expenditure guidance of $525 million on December 8, 2014.  We subsequently adjusted our 2015 capital expenditure guidance to $415 million on February 27, 2015, in response to the continued weakness in commodity prices.  That reduction reflected lower planned activity levels, including the deferral of our Australian drilling program.  On August 10, 2015 we announced an increase in our capital expenditure guidance of $70 million to $485 million following the reinstatement of the Australian drilling program as well as additional funding for projects in Canada, France and Ireland.  We maintained our previous production guidance of 55,000-57,000 boe/d, albeit towards the lower end of our guidance range due to later-than-originally expected first gas from Corrib.  Actual 2015 capital spending of $486.9 million was within 1% of guidance. Production for 2015 proved to be within 0.1% of the guidance range.

On November 9, 2015 we announced preliminary 2016 capital expenditure guidance of $350 million and affirmed production guidance of between 63,000-65,000 boe/d.  On January 5, 2016, in response to the continued weakness in commodity prices we adjusted our 2016 capital expenditure guidance to $285 million with corresponding production guidance of 62,500-63,500 boe/d.  On February 29, 2016, we further revised our 2016 capital expenditure guidance to $235 million as a result of continued commodity price deterioration.  We maintained our production guidance of 62,500-63,500 boe/d.  The February 29, 2016 reduction primarily reflects lower expected non-operated drilling activity in Canada, fewer workovers in France, and a deferral of our Netherlands drilling and pipeline twinning programs.

The following table summarizes our 2015 and 2016 guidance:

	Date	Capital Expenditures ($MM)	Production (boe/d)
2015 - Guidance
2015 Guidance	December 8, 2014	525	55,000 to 57,000
2015 Guidance	February 27, 2015	415	55,000 to 57,000
2015 Guidance	August 10, 2015	485	55,000 to 57,000
2016 - Guidance
2016 Guidance	November 9, 2015	350	63,000 to 65,000
2016 Guidance	January 5, 2016	285	62,500 to 63,500
2016 Guidance	February 29, 2016	235	62,500 to 63,500

SHAREHOLDER RETURN

Vermilion strives to provide investors with reliable and growing dividends in addition to sustainable, global production growth.  The following table, as of December 31, 2015, reflects our trailing one, three, and five year performance:

Total return (1)	Trailing One Year	Trailing Three Year	Trailing Five Year
Dividends per Vermilion share	$2.58	$7.56	$12.12
Capital appreciation per Vermilion share	($19.39)	($14.36)	($8.61)
Total return per Vermilion share	(29.5%)	(13.1%)	7.6%
Annualized total return per Vermilion share	(29.5%)	(4.6%)	1.5%
Annualized total return on the S&P TSX High Income Energy Index	(31.2%)	(13.1%)	(8.5%)

(1)	The above table includes non-GAAP financial measures which may not be comparable to other companies. Please see the "NON-GAAP FINANCIAL MEASURES" section of this MD&A.

CONSOLIDATED RESULTS OVERVIEW

	Three Months Ended			% change		Year Ended		% change
	Dec 31,	Sep 30,	Dec 31,	Q4/15 vs.	Q4/15 vs.	Dec 31,	Dec 31,	2015 vs.
	2015	2015	2014	Q3/15	Q4/14	2015	2014	2014
Production
Crude oil (bbls/d)	28,745	28,164	28,846	2%	-	28,502	28,879	(1%)
NGLs (bbls/d)	5,298	4,622	2,822	15%	88%	4,214	2,553	65%
Natural gas (mmcf/d)	162.09	140.97	107.42	15%	51%	133.24	108.85	22%
Total (boe/d)	61,058	56,280	49,571	8%	23%	54,922	49,573	11%
Build (draw) in inventory (mbbl)	(93)	(85)	(238)			84	(165)
Financial metrics
Fund flows from operations ($M)	136,441	129,435	185,528	5%	(26%)	516,167	804,865	(36%)
Per share ($/basic share)	1.22	1.17	1.73	4%	(29%)	4.71	7.63	(38%)
Net earnings (loss)	(142,080)	(83,310)	58,642	71%	(342%)	(217,302)	269,326	(181%)
Per share ($/basic share)	(1.28)	(0.76)	0.55	68%	(333%)	(1.98)	2.55	(178%)
Cash flows from operating activities ($M)	164,863	122,230	229,146	35%	(28%)	444,408	791,986	(44%)
Net debt ($M)	1,381,951	1,363,043	1,265,650	1%	9%	1,381,951	1,265,650	9%
Cash dividends ($/share)	0.645	0.645	0.645	-	-	2.580	2.580	-
Activity
Capital expenditures ($M)	128,996	93,381	166,243	38%	(22%)	486,861	687,724	(29%)
Acquisitions ($M)	6,227	22,155	1,652	(72%)	277%	28,897	601,865	(95%)
Gross wells drilled	8.00	11.00	26.00			53.00	89.00
Net wells drilled	5.56	6.91	16.58			36.12	62.43

Operational review

•	Recorded consolidated average production of 61,058 boe/d in Q4 2015, which was an 8% increase over Q3 2015. This quarter-over-quarter increase was the result of production growth in all of our business units, including a 2,075 boe/d increase in Canada, largely attributable to growth in our Mannville condensate-rich gas play, and a 1,391 boe/d increase from Australia driven by our sidetrack well drilled in Q4 2015.
•	Increased consolidated average production for the three months and year ended December 31, 2015 by 23% and 11%, respectively, versus the comparable periods in 2014, primarily due to growth in Canada, the Netherlands, and France.
•	Activity during the quarter included capital expenditures totalling $129.0 million, incurred primarily in Australia, Canada, and France. In Australia, capital expenditures totalling $40.9 million related to the horizontal sidetrack drilling program. In Canada, capital expenditures totalling $27.6 million were 26% lower than the $37.2 million incurred during Q3 2015 and related to the drilling of 2.6 net wells (6.9 net wells in Q3 2015). In France, capital expenditures of $24.1 million were 39% higher than the $17.4 million incurred in Q3 2015 and related primarily to facility maintenance, accretive workovers, and subsurface activity.

Financial review

Net earnings (loss)

•	The net loss for Q4 2015 was $142.1 million ($1.28/basic share) as compared to a net loss of $83.3 million ($0.76/basic share) in Q3 2015. The increase in the net loss was primarily attributable to unfavourable foreign exchange variances and the impact of a valuation allowance recorded on deferred tax assets. The valuation allowance relates to certain non-capital losses for which there is uncertainty as to the Company's ability to fully utilize such losses when applying forecasted commodity prices in effect as at December 31, 2015.
•	The net loss for the three months and year ended December 31, 2015 represented decreases of $200.7 million and $486.6 million, respectively, versus the comparative periods in 2014. These decreases were driven primarily by lower petroleum and natural gas sales as a result of lower commodity prices, as well as impairment charges recognized in Canada and a valuation allowance recorded on deferred tax assets due to declines in commodity price forecasts. The impacts of weakened commodity prices were partially offset by significant production growth and global cost reductions, including an 8% and 11% reduction in per unit operating expense for the three months and year ended December 31, 2015, respectively. The year ended December 31, 2015 was also positively impacted by the recovery of $31.8 million (before taxes) recognized in Q1 2015 following a judgment in favour of Vermilion for costs incurred as a result of a 2007 oil spill at the Ambès oil terminal in France that occurred shortly after Vermilion acquired the asset.

Cash flows from operating activities

•	Absent changes in working capital, cash flows from operating activities increased by 3% quarter-over-quarter, despite significantly lower commodity prices, due to production growth in every business unit, coupled with increased realized gains from our commodity hedges.
•	Cash flows from operating activities decreased by 28% and 44% for the three months and year ended December 31, 2015, respectively, versus the comparable periods in 2014. These decreases were primarily related to lower revenue due to lower commodity prices, as well as timing differences pertaining to working capital, partially offset by lower royalties and current taxes.

Fund flows from operations

•	Generated fund flows from operations of $136.4 million during Q4 2015, an increase of 5% over Q3 2015. This quarter-over-quarter increase occurred despite lower commodity pricing, driven primarily by production growth in all business units, lower current taxes, and higher receipts from commodity hedges.
•	Fund flows from operations decreased by 26% and 36% for the three months and year ended December 31, 2015, respectively, versus the comparable periods in 2014. These decreases were primarily driven by lower crude oil pricing, partially offset by higher sold volumes resulting from significant production growth, global cost reductions, and favourable current tax and royalty variances. The decrease in fund flows from operations for the year ended December 31, 2015 was also partially offset by the previously mentioned recovery of costs in France.

Net debt

•	Net debt increased by $116.3 million to $1.38 billion for the year ended December 31, 2015 due to capital expenditures in Canada, France, and Ireland, partially offset by fund flows from operations.

Dividends

•	Declared dividends of $0.215 per common share per month during the fourth quarter of 2015, totalling $2.58 per common share for the year ended December 31, 2015.

COMMODITY PRICES

	Three Months Ended			% change		Year Ended		% change
	Dec 31,	Sep 30,	Dec 31,	Q4/15 vs.	Q4/15 vs.	Dec 31,	Dec 31,	2015 vs.
	2015	2015	2014	Q3/15	Q4/14	2015	2014	2014
Average reference prices
Crude oil
WTI (US $/bbl)	42.18	46.43	73.15	(9%)	(42%)	48.80	93.00	(48%)
Edmonton Sweet index (US $/bbl)	39.72	43.01	66.79	(8%)	(41%)	44.91	85.83	(48%)
Dated Brent (US $/bbl)	43.69	50.26	76.27	(13%)	(43%)	52.46	98.99	(47%)
Natural gas
AECO ($/mmbtu)	2.46	2.90	3.60	(15%)	(32%)	2.69	4.50	(40%)
TTF ($/mmbtu)	7.28	8.48	9.16	(14%)	(21%)	8.23	8.96	(8%)
TTF (€/mmbtu)	4.98	5.82	6.46	(14%)	(23%)	5.80	6.11	(5%)
NBP ($/mmbtu)	7.41	8.40	9.52	(12%)	(22%)	8.33	9.10	(8%)
NBP (€/mmbtu)	5.07	5.77	6.71	(12%)	(24%)	5.87	6.20	(5%)
Henry Hub ($/mmbtu)	3.03	3.62	4.54	(16%)	(33%)	3.41	4.88	(30%)
Henry Hub (US $/mmbtu)	2.27	2.77	4.00	(18%)	(43%)	2.66	4.41	(40%)
Average foreign currency exchange rates
CDN $/US $	1.34	1.31	1.14	2%	18%	1.28	1.10	16%
CDN $/Euro	1.46	1.46	1.42	-	3%	1.42	1.47	(3%)
Average realized prices ($/boe)
Canada	28.94	32.78	51.27	(12%)	(44%)	34.32	64.06	(46%)
France	54.20	60.96	79.25	(11%)	(32%)	62.67	105.43	(41%)
Netherlands	42.61	49.42	52.07	(14%)	(18%)	46.77	52.65	(11%)
Germany	39.68	44.36	49.19	(11%)	(19%)	43.10	46.03	(6%)
Australia	58.74	68.20	90.37	(14%)	(35%)	70.22	113.80	(38%)
United States	41.94	51.60	74.08	(19%)	(43%)	47.53	74.08	(36%)
Consolidated	41.04	46.56	63.79	(12%)	(36%)	47.07	77.75	(39%)
Production mix (% of production)
% priced with reference to WTI	22%	24%	28%			25%	28%
% priced with reference to AECO	24%	22%	20%			22%	18%
% priced with reference to TTF	20%	20%	16%			19%	18%
% priced with reference to Dated Brent	34%	34%	36%			34%	36%

Reference prices

•	Oil benchmarks faced strong headwinds throughout the fourth quarter, causing both WTI and Dated Brent to average the quarter at US $42.18/bbl and US $43.69/bbl respectively. Compared to the previous quarter, WTI was down an additional 9% whereas Dated Brent averaged 13% lower versus the previous quarter. On a year-over-year basis, WTI was down 48% and Dated Brent was down 47%.
•	Crude oil prices set at Edmonton were less volatile during the fourth quarter, but still tracked lower to average the quarter at US $39.72/bbl, or 8% lower quarter-over-quarter, and 41% lower year-over-year.
•	AECO natural gas suffered a 15% quarter-over-quarter decline as high levels of gas-in-storage, strong field receipts, and below-normal demand weighed on the market. Averaging $2.46/mmbtu for the three months ending December 31, 2015, AECO was down 32% versus the same quarter in 2014.
•	Despite having lower gas-in-storage, a mild start to winter and the anticipation of increasing LNG supply reduced European natural gas prices in Q4 2015, driving similar movements in TTF and NBP reference prices. For the fourth quarter, TTF averaged $7.28/mmbtu, which was 14% lower versus the previous quarter and 21% lower versus the same quarter in the prior year. In Euro terms, TTF averaged the quarter at €4.98/mmbtu, which was a 14% decrease versus Q3 2015, and 23% lower year-over-year.
•	Weakness in the price of oil and a rate hike by the US Federal Reserve in December kept the Canadian dollar on its declining path against the US dollar; however, a similar impact was felt by the Euro versus the US dollar, causing CDN $/Euro to remain flat quarter-over-quarter.

Realized prices

•	Consolidated realized price decreased by 12% for Q4 2015 as compared to Q3 2015. This decrease was primarily the result of weakening crude oil and natural gas pricing.
•	Consolidated realized price for the three months and year ended December 31, 2015 decreased by 36% and 39%, respectively, as compared to the comparable periods in 2014. These decreases were due to weakening commodity prices, primarily driven by a weakening of crude oil and North American natural gas prices, as well as changes in production mix, which included increased relative NGL and natural gas volumes in Canada.

FUND FLOWS FROM OPERATIONS

	Three Months Ended						Year Ended
	Dec 31, 2015		Sep 30, 2015		Dec 31, 2014		Dec 31, 2015		Dec 31, 2014
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Petroleum and natural gas sales	234,319	41.04	245,051	46.56	306,073	63.79	939,586	47.07	1,419,628	77.75
Royalties	(16,285)	(2.85)	(17,100)	(3.25)	(25,963)	(5.41)	(65,920)	(3.30)	(108,000)	(5.92)
Petroleum and natural gas revenues	218,034	38.19	227,951	43.31	280,110	58.38	873,666	43.77	1,311,628	71.83
Transportation expense	(10,147)	(1.78)	(11,090)	(2.11)	(9,489)	(1.98)	(41,660)	(2.09)	(42,361)	(2.32)
Operating expense	(65,645)	(11.50)	(57,826)	(10.99)	(59,881)	(12.48)	(225,938)	(11.32)	(232,307)	(12.72)
General and administration	(12,431)	(2.18)	(13,088)	(2.49)	(13,236)	(2.76)	(53,584)	(2.68)	(61,727)	(3.38)
PRRT	(1,054)	(0.18)	(99)	(0.02)	(13,568)	(2.83)	(6,878)	(0.34)	(60,340)	(3.30)
Corporate income taxes	3,113	0.55	(12,383)	(2.35)	(8,304)	(1.73)	(44,237)	(2.22)	(96,996)	(5.31)
Interest expense	(16,584)	(2.90)	(15,420)	(2.93)	(12,943)	(2.70)	(59,852)	(3.00)	(49,655)	(2.72)
Realized gain on derivative instruments	21,164	3.71	10,854	2.06	22,816	4.76	41,356	2.07	36,712	2.01
Realized foreign exchange (loss) gain	(252)	(0.04)	309	0.06	(179)	(0.03)	623	0.03	(821)	(0.04)
Realized other income	243	0.04	227	0.04	202	0.04	32,671	1.64	732	0.04
Fund flows from operations	136,441	23.91	129,435	24.58	185,528	38.67	516,167	25.86	804,865	44.09

The following table shows a reconciliation of the change in fund flows from operations:

($M)	Q4/15 vs. Q3/15	Q4/15 vs. Q4/14	2015 vs. 2014
Fund flows from operations - Comparative period	129,435	185,528	804,865
Sales volume variance:
Canada	1,779	3,636	24,239
France	(5,232)	8,916	36,817
Netherlands	2,104	20,038	21,601
Germany	1,478	(1,153)	2,245
Ireland	57	57	57
Australia	16,350	2,802	(19,697)
United States	1,051	524	2,948
Pricing variance on sold volumes:
WTI	(3,075)	(32,707)	(195,644)
AECO	(2,507)	(9,461)	(45,760)
Dated Brent	(15,632)	(53,825)	(287,666)
TTF	(7,105)	(10,581)	(19,182)
Changes in:
Royalties	815	9,678	42,080
Transportation	943	(658)	701
Operating expense	(7,819)	(5,764)	6,369
General and administration	657	805	8,143
PRRT	(955)	12,514	53,462
Corporate income taxes	15,496	11,417	52,759
Interest	(1,164)	(3,641)	(10,197)
Realized derivatives	10,310	(1,652)	4,644
Realized foreign exchange	(561)	(73)	1,444
Realized other income	16	41	31,939
Fund flows from operations - Current period	136,441	136,441	516,167

Fund flows from operations of $136.4 million during Q4 2015 represented an increase of 5% versus Q3 2015.  Quarter-over-quarter, the increase was achieved, despite significant commodity price declines, as a result of higher sold volumes driven by production growth in every business unit, lower current taxes, and increased receipts from commodity hedges.

Fund flows from operations decreased 26% and 36% for the three months and year ended December 31, 2015, respectively, versus the comparable periods in 2014.  The 2015 decreases were primarily driven by unfavourable crude oil and natural gas price variances, partially offset by higher sold volumes resulting from significant production growth and global cost reductions, most notably in per unit operating expense which decreased 8% and 11% for the quarter and full year, respectively.  The full year decrease in fund flows from operations was partially offset by the previously mentioned recovery of costs in France.

Fluctuations in fund flows from operations (and correspondingly net earnings (loss) and cash flows from operating activities) may occur as a result of changes in commodity prices and costs to produce petroleum and natural gas.  In addition, fund flows from operations may be highly affected by the timing of crude oil shipments in Australia and France.  When crude oil inventory is built up, the related operating expense, royalties, and depletion expense are deferred and carried as inventory on the consolidated balance sheet.  When the crude oil inventory is subsequently drawn down, the related expenses are recognized in income.

CANADA BUSINESS UNIT

Overview

•	Production and assets focused in West Pembina near Drayton Valley, Alberta and Northgate in southeast Saskatchewan.
•	Potential for three significant resource plays sharing the same surface infrastructure in the West Pembina region:
•	Cardium light oil (1,800m depth) - in development phase
•	Mannville condensate-rich gas (2,400 - 2,700m depth) - in development phase
•	Duvernay condensate-rich gas (3,200 - 3,400m depth) - in appraisal phase
•	Canadian cash flows are fully tax-sheltered for the foreseeable future.

Operational review

	Three Months Ended			% change		Year Ended		% change
	Dec 31,	Sep 30,	Dec 31,	Q4/15 vs.	Q4/15 vs.	Dec 31,	Dec 31,	2015 vs.
Canada business unit	2015	2015	2014	Q3/15	Q4/14	2015	2014	2014
Production
Crude oil (bbls/d)	7,964	9,195	11,384	(13%)	(30%)	9,550	11,248	(15%)
NGLs (bbls/d)	5,159	4,513	2,741	14%	88%	4,108	2,476	66%
Natural gas (mmcf/d)	87.90	71.94	58.36	22%	51%	71.65	55.67	29%
Total (boe/d)	27,773	25,698	23,851	8%	16%	25,598	23,001	11%
Production mix (% of total)
Crude oil	29%	36%	48%			37%	49%
NGLs	19%	18%	11%			16%	11%
Natural gas	52%	46%	41%			47%	40%
Activity
Capital expenditures ($M)	27,554	37,224	85,442	(26%)	(68%)	201,508	334,742	(40%)
Acquisitions ($M)	6,169	8,062	1,671			14,650	415,648
Gross wells drilled	5.00	11.00	23.00			42.00	74.00
Net wells drilled	2.56	6.91	15.16			26.01	50.27

Production

•	Q4 2015 average production in Canada increased by 8% quarter-over-quarter and 16% year-over-year. Full year average production increased 11% versus 2014. Quarterly and annual increases were primarily due to strong organic production growth in our Mannville condensate-rich gas resource play.
•	In early December 2015, some transportation restrictions were lifted, resulting in approximately 1,000 boe/d of non-operated volumes being brought online. At the end of Q4 2015, approximately 1,600 boe/d of production was shut-in due to a lack of field compression capacity, but the majority of these volumes are expected to be brought online in Q1 2016.
•	Cardium production averaged approximately 8,000 boe/d in Q4 2015, a 14% decrease quarter-over-quarter. Full year 2015 average production of approximately 9,100 boe/d represented a decrease of 16% versus 2014.
•	Mannville production averaged approximately 11,000 boe/d in Q4 2015, a 57% increase quarter-over-quarter and more than 2.5 times Q4 2014 production of approximately 4,300 boe/d. Full year 2015 production averaged more than 7,100 boe/d, representing an 82% increase versus 2014.
•	Production from our southeast Saskatchewan assets averaged approximately 2,500 boe/d in Q4 2015, a decrease of 17% quarter-over-quarter. The North Portal Gas Plant was commissioned late in Q1 2015. The plant enables the processing of approximately 5,500 mcf/d (920 boe/d net) of natural gas which was previously being flared.

Activity review

•	Vermilion drilled two (2.0 net) operated wells and participated in the drilling of three (0.6 net) non-operated wells during Q4 2015. During 2015, Vermilion drilled 20 (17.6 net) operated wells and participated in the drilling of 22 (8.4 net) non-operated wells in Canada.

Cardium

•	During Q4 2015, we participated in the drilling of two (0.3 net) non-operated wells; no wells were placed on production.
•	In 2015, we drilled one (1.0 net) operated well and brought ten (9.3 net) operated wells on production. We also participated in the drilling of eight (2.4 net) non-operated wells and six (2.1 net) non-operated wells were brought on production.
•	2016 activity will focus on the optimization of existing assets.

Mannville

•	During Q4 2015, we drilled two (2.0 net) operated wells and brought one (1.0 net) operated well on production. We also participated in the drilling of one (0.3 net) non-operated well and one (0.4 net) non-operated well was placed on production.
•	In 2015, we drilled 14 (12.5 net) operated wells and brought 11 (9.5 net) operated wells on production. We also participated in the drilling of 14 (6.0 net) non-operated wells and ten (3.8 net) non-operated wells were placed on production.
•	In 2016, we plan to drill or participate in approximately six (4.0 net) wells.

Saskatchewan

•	We drilled and brought on production five (4.1 net) operated Midale wells during Q1 2015, completing our 2015 drilling activity in Saskatchewan.
•	In 2016, we plan to drill or participate in six (5.5 net) wells.

Financial review

	Three Months Ended			% change		Year Ended		% change
Canada business unit	Dec 31,	Sep 30,	Dec 31,	Q4/15 vs.	Q4/15 vs.	Dec 31,	Dec 31,	2015 vs.
($M except as indicated)	2015	2015	2014	Q3/15	Q4/14	2015	2014	2014
Sales	73,952	77,493	112,494	(5%)	(34%)	320,613	537,788	(40%)
Royalties	(7,146)	(6,638)	(15,626)	8%	(54%)	(28,144)	(65,563)	(57%)
Transportation expense	(3,784)	(4,131)	(3,455)	(8%)	10%	(16,326)	(14,625)	12%
Operating expense	(24,575)	(23,877)	(19,315)	3%	27%	(89,085)	(76,178)	17%
General and administration	(3,669)	(3,694)	(2,840)	(1%)	29%	(16,888)	(16,791)	1%
Fund flows from operations	34,778	39,153	71,258	(11%)	(51%)	170,170	364,631	(53%)
Netbacks ($/boe)
Sales	28.94	32.78	51.27	(12%)	(44%)	34.32	64.06	(46%)
Royalties	(2.80)	(2.81)	(7.12)	-	(61%)	(3.01)	(7.81)	(61%)
Transportation expense	(1.48)	(1.75)	(1.57)	(15%)	(6%)	(1.75)	(1.74)	1%
Operating expense	(9.62)	(10.10)	(8.80)	(5%)	9%	(9.54)	(9.07)	5%
General and administration	(1.44)	(1.56)	(1.29)	(8%)	12%	(1.81)	(2.00)	(10%)
Fund flows from operations netback	13.60	16.56	32.49	(18%)	(58%)	18.21	43.44	(58%)
Reference prices
WTI (US $/bbl)	42.18	46.43	73.15	(9%)	(42%)	48.80	93.00	(48%)
Edmonton Sweet index (US $/bbl)	39.72	43.01	66.79	(8%)	(41%)	44.91	85.83	(48%)
Edmonton Sweet index ($/bbl)	53.04	56.32	75.85	(6%)	(30%)	57.43	94.82	(39%)
AECO ($/mcf)	2.46	2.90	3.60	(15%)	(32%)	2.69	4.50	(40%)

Sales

•	The realized price for our crude oil production in Canada is directly linked to WTI, but is also subject to market conditions in Western Canada. These market conditions can result in fluctuations in the pricing differential to WTI, as reflected by the Edmonton Sweet index price. The realized price of our NGLs in Canada is based on product specific differentials pertaining to trading hubs in the United States. The realized price of our natural gas in Canada is based on the AECO spot price in Canada.
•	Q4 2015 and full year 2015 sales per boe decreased versus all comparable periods, largely as the result of weakening crude oil and natural gas pricing.

Royalties

•	Royalties as a percentage of sales for Q4 2015 of 9.7% was slightly higher than the 8.6% for Q3 2015 due to the absence of certain royalty credits recorded in the third quarter.
•	Royalties as a percentage of sales for the three months and year ended December 31, 2015 decreased to 9.7% and 8.8% versus the same periods in 2014 (13.9% and 12.2%, respectively) due to the impact of lower reference prices on the sliding scale used to determine crude oil royalty rates.

Transportation

•	Transportation expense relates to the delivery of crude oil and natural gas production to major pipelines where legal title transfers.
•	Transportation expense for the three months and year ended December 31, 2015 was higher than the comparable periods in 2014 due to increased natural gas and natural gas liquids volumes produced in 2015. In addition, full year 2015 expense includes incremental trucking costs from Vermilion's Saskatchewan properties, which were acquired in April 2014.

Operating expense

•	Operating expense was higher in Q4 2015 versus Q4 2014 due to higher gas gathering and processing expenditures following significantly increased natural gas and natural gas liquids production. For Q4 2015 versus Q3 2015, this increase was largely offset by cost reduction initiatives including reduced major project, transportation and other costs, resulting in a 5% reduction in per unit costs.
•	Full year operating expense increased on a spend basis by approximately 17% due to incremental operating expense associated with Vermilion's Saskatchewan properties acquired in Q2 2014 and higher gas gathering and processing fees following increased natural gas and natural gas liquids production in Alberta. This increase in spending was partially offset by increased production volumes, resulting in a 5% increase in operating expense per boe.

General and administration

•	General and administration expense increased from Q4 2014 primarily due to a decrease in recoveries, which more than offset lower gross costs.
•	Year-over-year, 2015 general and administrative expense were essentially flat due to lower current year recoveries more than offsetting a decrease in gross costs.

Impairment

•	For the three months and year ended December 31, 2015, Vermilion recorded an impairment charge of $131.6 million and $274.6 million, respectively, related to the light crude oil play in Saskatchewan, Canada ($267.9 million in 2015) and the shallow coal bed methane gas properties in Alberta, Canada ($6.7 million in 2015). These impairment charges were a result of declines in the price forecasts for crude oil and natural gas in Canada which decreased the expected future cash flows from the respective cash generating units.

FRANCE BUSINESS UNIT

Overview

•	Entered France in 1997 and completed three subsequent acquisitions, including two in 2012.
•	Largest oil producer in France, constituting approximately three-quarters of domestic oil production.
•	Producing assets include large conventional fields with high working interests located in the Aquitaine and Paris Basins with an identified inventory of workover, infill drilling, and secondary recovery opportunities.
•	Production is characterized by Brent-based crude pricing and low base decline rates.

Operational review

	Three Months Ended			% change		Year Ended		% change
	Dec 31,	Sep 30,	Dec 31,	Q4/15 vs.	Q4/15 vs.	Dec 31,	Dec 31,	2015 vs.
France business unit	2015	2015	2014	Q3/15	Q4/14	2015	2014	2014
Production
Crude oil (bbls/d)	12,537	12,310	11,133	2%	13%	12,267	11,011	11%
Natural gas (mmcf/d)	1.36	1.47	-	(7%)	100%	0.97	-	100%
Total (boe/d)	12,763	12,555	11,133	2%	15%	12,429	11,011	13%
Inventory (mbbls)
Opening crude oil inventory	239	340	214			197	269
Crude oil production	1,153	1,133	1,024			4,477	4,019
Crude oil sales	(1,149)	(1,234)	(1,041)			(4,431)	(4,091)
Closing crude oil inventory	243	239	197			243	197
Production mix (% of total)
Crude oil	98%	98%	100%			99%	100%
Natural gas	2%	2%	-			1%	-
Activity
Capital expenditures ($M)	24,085	17,369	37,189	39%	(35%)	92,265	147,852	(38%)
Acquisitions ($M)	79	142	-			317	-
Gross wells drilled	-	-	1.00			4.00	8.00
Net wells drilled	-	-	0.50			4.00	7.50

Production

•	Ongoing workover and optimization activities in Q4 2015 resulted in stable quarter-over-quarter production. Production increased versus 2014, for both the quarter and full year periods, due to production additions from our 2015 Champotran drilling program and workovers.

Activity review

•	Vermilion drilled four (4.0 net) wells in the Champotran field in the Paris Basin in Q1 2015, completing our planned France drilling program for 2015.
•	In 2015, additional activity included workover and optimization programs in the Aquitaine and Paris Basins, and the resumption of sales from a portion of our shut-in natural gas at Vic Bilh, which was brought back on-line in Q2 2015.
•	In 2016, our planned capital activity includes a program of approximately 15 well workovers.

Financial review

	Three Months Ended			% change		Year Ended		% change
France business unit	Dec 31,	Sep 30,	Dec 31,	Q4/15 vs.	Q4/15 vs.	Dec 31,	Dec 31,	2015 vs.
($M except as indicated)	2015	2015	2014	Q3/15	Q4/14	2015	2014	2014
Sales	63,411	76,552	82,499	(17%)	(23%)	281,422	431,252	(35%)
Royalties	(7,198)	(8,038)	(6,319)	(10%)	14%	(26,958)	(28,444)	(5%)
Transportation expense	(4,275)	(4,566)	(4,096)	(6%)	4%	(15,378)	(18,975)	(19%)
Operating expense	(15,792)	(11,998)	(13,544)	32%	17%	(50,718)	(61,729)	(18%)
General and administration	(4,894)	(5,338)	(3,765)	(8%)	30%	(20,217)	(20,929)	(3%)
Other income	-	-	-	-	-	31,775	-	100%
Current income taxes	4,529	(4,696)	(6,132)	(196%)	(174%)	(23,764)	(66,901)	(64%)
Fund flows from operations	35,781	41,916	48,643	(15%)	(26%)	176,162	234,274	(25%)
Netbacks ($/boe)
Sales	54.20	60.96	79.25	(11%)	(32%)	62.67	105.43	(41%)
Royalties	(6.15)	(6.40)	(6.07)	(4%)	1%	(6.00)	(6.95)	(14%)
Transportation expense	(3.65)	(3.64)	(3.94)	-	(7%)	(3.42)	(4.64)	(26%)
Operating expense	(13.50)	(9.55)	(13.01)	41%	4%	(11.30)	(15.09)	(25%)
General and administration	(4.18)	(4.25)	(3.62)	(2%)	15%	(4.50)	(5.12)	(12%)
Other income	-	-	-	-	-	7.08	-	100%
Current income taxes	3.87	(3.74)	(5.89)	(203%)	(166%)	(5.29)	(16.36)	(68%)
Fund flows from operations netback	30.59	33.38	46.72	(8%)	(35%)	39.24	57.27	(31%)
Reference prices
Dated Brent (US $/bbl)	43.69	50.26	76.27	(13%)	(43%)	52.46	98.99	(47%)
Dated Brent ($/bbl)	58.34	65.81	86.62	(11%)	(33%)	67.09	109.36	(39%)

Sales

•	Crude oil in France is priced with reference to Dated Brent.
•	Sales per boe decreased quarter-over-quarter, consistent with a decrease in the Dated Brent reference price. This decrease in price was combined with decreased sales volumes due to a slight build in inventory of 4,000 bbls in Q4 (versus a draw in Q3 2015).
•	On a year-over-year basis, sales decreased for the three months and year ended December 31, 2015, consistent with a decline in the Dated Brent reference price, and was partially offset by increased sales volumes driven by production growth.

Royalties

•	Royalties in France relate to two components: RCDM (levied on units of production and not subject to changes in commodity prices) and R31 (based on a percentage of sales).
•	Royalties as a percentage of sales of 11.4% and 9.6% for the three months and year ended December 31, 2015 was higher than Q3 2015 (10.5%) and the 2014 periods (7.7% and 6.6%, respectively) as a result of the impact of fixed RCDM royalties coupled with lower realized pricing.

Transportation

•	Transportation expense for Q4 2015 was relatively consistent with both Q3 2015 and Q4 2014.
•	Transportation expense decreased by 19% for 2015 versus 2014 due to a lower level of maintenance and project activity at the Ambès terminal coupled with the favourable foreign exchange impact of the strengthening of the Canadian dollar versus the Euro.

Operating expense

•	Operating expense on a dollar and per boe basis increased in Q4 2015 versus both Q3 2015 and Q4 2014 due to increased electricity usage and costs coupled with a higher level of project activity in the current quarter.
•	Operating expense on a dollar and per boe basis decreased in 2015 versus 2014 due largely to the successful implementation of cost reduction initiatives undertaken in response to commodity price weakness. These cost reduction initiatives included lower costs on downhole and other maintenance activities, lower labour usage and costs and savings from service contract renegotiations. These cost cutting initiatives were delivered while growing production during the year by 13%, resulting in a 25% decrease in unit costs.

General and administration

•	General and administration expense for Q4 2015 was 8% lower than Q3 2015 and 30% higher than Q4 2014. These fluctuations in general and administration expense for the quarters presented primarily result from variances in the timing of spending, including the timing of allocations from our Corporate segment.
•	Year-over-year, 2015 general and administration expense was 3% lower than 2014 due to the impact of a number of cost reduction initiatives undertaken in response to commodity price weakness, including a reduction in third party consultant expenditures.

Other income

•	Included in the results for the year ended December 31, 2015 is a judgment award pertaining to costs incurred as a result of an oil spill at the Ambès oil terminal in France that occurred in 2007. As a result of the award, $31.8 million (before taxes) was recognized as other income.

Current income taxes

•	Current income taxes in France are applied to taxable income, after eligible deductions, at a statutory rate of 34.4% for 2015. France is not expected to incur any current income taxes for 2016. This is subject to change in response to commodity price fluctuations, the timing of capital expenditures, and other eligible in-country adjustments.
•	Q4 2015 current income taxes decreased compared to Q3 2015 and Q4 2014 due to decreased revenues and additional tax deductions taken for depletion.
•	Current income taxes for the full year ended December 31, 2015 decreased versus the comparative period in 2014 mainly due to lower fund flows from operations as a result of the decline in the Dated Brent reference price and additional tax deductions taken for depletion.

NETHERLANDS BUSINESS UNIT

Overview

•	Entered the Netherlands in 2004.
•	Second largest onshore gas producer.
•	Interests include 24 onshore licenses and two offshore licenses.
•	Licenses include more than 800,000 net acres of undeveloped land.
•	Natural gas drilling and development.
•	Natural gas produced in the Netherlands is priced off the TTF index, which receives a significant premium over North American gas prices.

Operational review

	Three Months Ended			% change		Year Ended		% change
	Dec 31,	Sep 30,	Dec 31,	Q4/15 vs.	Q4/15 vs.	Dec 31,	Dec 31,	2015 vs.
Netherlands business unit	2015	2015	2014	Q3/15	Q4/14	2015	2014	2014
Production
NGLs (bbls/d)	110	109	81	1%	36%	99	77	29%
Natural gas (mmcf/d)	56.34	53.56	31.35	5%	80%	44.76	38.20	17%
Total (boe/d)	9,500	9,035	5,306	5%	79%	7,559	6,443	17%
Activity
Capital expenditures ($M)	18,810	5,297	10,022	255%	88%	47,325	61,740	(23%)
Gross wells drilled	-	-	2.00			2.00	7.00
Net wells drilled	-	-	0.92			1.86	4.66

Production

•	Q4 2015 production represented a new record for our Netherlands Business Unit at 9,500 boe/d, which is an increase of 5% from the prior quarter. This increase is primarily attributable to production from the Diever-02 exploration well (45% working interest), coming on an extended production test in late October. Diever-02 is currently producing approximately 13.2 mmcf/d (2,200 boe/d) net to Vermilion.
•	Q4 2015 production increased 79% year-over-year, mainly driven by the extended production test of three wells: Slootdorp-06/07 (92.8% working interest) and Diever-02 (45% working interest). Slootdorp-06/07 were drilled in Q2 2015 and placed on an extended production test in the following quarter. Slootdorp-06/07 are currently producing approximately 25.8 mmcf/d (4,300 boe/d) net to Vermilion.
•	2015 average production increased 17% versus 2014. Production additions from the Slootdorp-06/07 and Diever-02 wells later in the year were partially offset by the loss of production from our Middenmeer-3 well, which was fully depleted and taken offline in February 2015. The depletion of this well occurred as expected. The turnaround at the Garijp Treatment Centre during Q2 2015 further impacted current year production.
•	Production in the Netherlands is actively managed to optimize facility use and regulate declines.

Activity review

•	During Q2 2015, Vermilion drilled two (1.9 net) wells, Slootdorp-06 and Slootdorp-07. These wells are currently on sales during an extended production test to size additional production equipment.
•	The Diever-02 exploration well (45% working interest), drilled in 2014, came on production in late October for an extended production test
•	During the year, we executed numerous debottlenecking activities to enhance deliverability from the Slootdorp wells as well as a turnaround at the Garijp Treatment Centre.
•	Activity in 2016 will focus on permitting and optimization initiatives.

Financial review

	Three Months Ended			% change		Year Ended		% change
Netherlands business unit	Dec 31,	Sep 30,	Dec 31,	Q4/15 vs.	Q4/15 vs.	Dec 31,	Dec 31,	2015 vs.
($M except as indicated)	2015	2015	2014	Q3/15	Q4/14	2015	2014	2014
Sales	37,243	41,083	25,420	(9%)	47%	129,057	123,815	4%
Royalties	(224)	(638)	(1,171)	(65%)	(81%)	(3,082)	(5,014)	(39%)
Operating expense	(6,263)	(5,243)	(6,200)	19%	1%	(22,746)	(24,041)	(5%)
General and administration	(813)	(2,154)	(2,489)	(62%)	(67%)	(4,158)	(3,617)	15%
Current income taxes	(2,930)	(4,487)	2,124	(35%)	(238%)	(12,152)	(4,154)	193%
Fund flows from operations	27,013	28,561	17,684	(5%)	53%	86,919	86,989	-
Netbacks ($/boe)
Sales	42.61	49.42	52.07	(14%)	(18%)	46.77	52.65	(11%)
Royalties	(0.26)	(0.77)	(2.40)	(66%)	(89%)	(1.12)	(2.13)	(47%)
Operating expense	(7.17)	(6.31)	(12.70)	14%	(44%)	(8.24)	(10.22)	(19%)
General and administration	(0.93)	(2.59)	(5.10)	(64%)	(82%)	(1.51)	(1.54)	(2%)
Current income taxes	(3.35)	(5.40)	4.35	(38%)	(177%)	(4.40)	(1.77)	149%
Fund flows from operations netback	30.90	34.35	36.22	(10%)	(15%)	31.50	36.99	(15%)
Reference prices
TTF ($/mmbtu)	7.28	8.48	9.16	(14%)	(21%)	8.23	8.96	(8%)
TTF (€/mmbtu)	4.98	5.82	6.46	(14%)	(23%)	5.80	6.11	(5%)

Sales

•	The price of our natural gas in the Netherlands is based on the TTF day-ahead index, as determined on the Title Transfer Facility Virtual Trading Point operated by Dutch TSO Gas Transport Services, plus various fees. GasTerra, a state owned entity, continues to purchase all of the natural gas we produce in the Netherlands.
•	Sales per boe decreased 14% quarter-over-quarter, consistent with a decrease in the TTF reference price. The decrease in price was partially offset by a 5% increase in production, resulting in a 9% decrease in sales.
•	On a year-over-year basis, sales per boe decreased, consistent with declines in the TTF reference price for the respective periods. For the three months ended December 31, 2015, the decrease in price was more than offset by a 79% increase in production. For the year ended December 31, 2015, the decrease in price was offset by a 17% increase in production.

Royalties

•	In the Netherlands, we pay overriding royalties on certain wells associated with an acquisition completed by the Netherlands business unit in October 2013. As such, fluctuations in royalty expense in the periods presented relate to the amount of production from those wells subject to overriding royalties.

Transportation expense

•	Our production in the Netherlands is not subject to transportation expense as gas is sold at the plant gate.

Operating expense

•	Q4 2015 operating expenses on a dollar and per boe basis increased versus Q3 2015 as a result of higher power usage and gas processing tariffs associated with our Diever-02 exploration well, which came on production in late October 2015.
•	2015 operating expenses decreased by 5% on a dollar basis compared to 2014 due in equal parts to the favourable foreign exchange impact of a stronger Canadian dollar coupled with reduced facility operation expenditures following cost reduction initiatives undertaken in response to commodity price weakness. These cost reduction initiatives were executed while growing production 17%, resulting in a 19% reduction in per unit costs.

General and administration

•	Variances in general and administration expense generally relate to timing of expenditures, including the timing of allocations from Vermilion's Corporate segment.

Current income taxes

•	Current income taxes in the Netherlands apply to taxable income after eligible deductions at an implied tax rate of approximately 46%. For 2016, the effective rate on current taxes is expected to be between approximately 13% and 15%. This rate is subject to change in response to commodity price fluctuations, the timing of capital expenditures, and other eligible in-country adjustments.
•	Current income taxes in Q4 2015 were lower compared to Q3 2015 due to decreased revenues. Current income taxes in Q4 2015 compared to Q4 2014 were higher due to increased revenues.
•	Current income taxes for the full year ended December 31, 2015 were higher compared to 2014 as increased revenues in 2015 were combined with comparatively lower tax depletion due to accelerated tax deductions recognized in 2014.

GERMANY BUSINESS UNIT

Overview

•	Vermilion entered Germany in February 2014.
•	Holds a 25% interest in a four partner consortium. Associated assets include four gas producing fields spanning 11 production licenses as well as an exploration license in surrounding fields. Total license area comprises 204,000 gross acres, of which 85% is in the exploration license.
•	Entered into a farm-in agreement in July 2015 that provides Vermilion with participating interest in 19 onshore exploration licenses in northwest Germany, comprising approximately 850,000 net undeveloped acres of oil and natural gas rights. Vermilion will assume operatorship for 11 of the 19 licenses during the exploration phase.
•	Awarded 110,000 net acres (100% working interest) across two exploration licenses in Lower Saxony.

Operational review

	Three Months Ended			% change		Year Ended		% change
	Dec 31,	Sep 30,	Dec 31,	Q4/15 vs.	Q4/15 vs.	Dec 31,	Dec 31,	2015 vs.
Germany business unit	2015	2015	2014	Q3/15	Q4/14	2015	2014	2014
Production
Natural gas (mmcf/d)	16.17	14.00	17.71	16%	(9%)	15.78	14.99	5%
Total (boe/d)	2,695	2,333	2,952	16%	(9%)	2,630	2,498	5%
Activity
Capital expenditures ($M)	(441)	1,605	563	(127%)	(178%)	5,363	2,747	95%
Acquisitions ($M)	-	-	-			-	172,871
Gross wells drilled	-	-	-			1.00	-
Net wells drilled	-	-	-			0.25	-

Production

•	Q4 2015 production increased by 16% quarter-over-quarter due to a planned maintenance shutdown in Q3 2015 and decreased 9% year-over-year due to additions from the Deblinghausen Z7a well that was brought on production in Q4 2014. Full year production increased 5% versus prior year, due to 2014 volumes only reflecting production from the acquisition's effective date of February 1, 2014.

Activity review

•	The Burgmoor Z3a sidetrack well (25% working interest), was completed in Q2 2015 and was tied-in and placed on production in Q3 2015.
•	In 2016, the majority of activity will be associated with permitting and pre-drill activities for Burgmoor Z5 and two farm-in prospects. In addition, we will continue our ongoing analysis of the proprietary geologic data associated with the farm-in assets.

Financial review

	Three Months Ended			% change		Year Ended		% change
Germany business unit	Dec 31,	Sep 30,	Dec 31,	Q4/15 vs.	Q4/15 vs.	Dec 31,	Dec 31,	2015 vs.
($M except as indicated)	2015	2015	2014	Q3/15	Q4/14	2015	2014	2014
Sales	9,840	9,523	13,359	3%	(26%)	41,384	41,962	(1%)
Royalties	(1,166)	(1,477)	(2,481)	(21%)	(53%)	(6,479)	(8,613)	(25%)
Transportation expense	(508)	(627)	(218)	(19%)	133%	(3,269)	(2,367)	38%
Operating expense	(4,788)	(2,796)	(2,862)	71%	67%	(10,956)	(8,686)	26%
General and administration	(3,032)	(1,311)	(2,200)	131%	38%	(7,386)	(4,688)	58%
Current income taxes	-	-	1,145	-	(100%)	-	(44)	(100%)
Fund flows from operations	346	3,312	6,743	(90%)	(95%)	13,294	17,564	(24%)
Netbacks ($/boe)
Sales	39.68	44.36	49.19	(11%)	(19%)	43.10	46.03	(6%)
Royalties	(4.70)	(6.88)	(9.13)	(32%)	(49%)	(6.75)	(9.45)	(29%)
Transportation expense	(2.05)	(2.92)	(0.80)	(30%)	156%	(3.41)	(2.60)	31%
Operating expense	(19.31)	(13.03)	(10.54)	48%	83%	(11.41)	(9.53)	20%
General and administration	(12.22)	(6.11)	(8.10)	100%	51%	(7.69)	(5.14)	50%
Current income taxes	-	-	4.21	-	(100%)	-	(0.05)	(100%)
Fund flows from operations netback	1.40	15.42	24.83	(91%)	(94%)	13.84	19.26	(28%)
Reference prices
TTF ($/mmbtu)	7.28	8.48	9.16	(14%)	(21%)	8.23	8.96	(8%)
TTF (€/mmbtu)	4.98	5.82	6.46	(14%)	(23%)	5.80	6.11	(5%)

Sales

•	The price of our natural gas in Germany is based on the TTF month-ahead index, as determined on the Title Transfer Facility Virtual Trading Point operated by Dutch TSO Gas Transport Services, plus various fees.
•	The 3% increase in sales quarter-over-quarter is due to an increase in production, partially offset by decreases in the TTF reference price.
•	On a year-over-year basis, sales per boe decreased for the three months and year ended December 31, 2015 consistent with movements in the TTF reference price. For the three months ended December 31, 2015, this pricing decline was combined with a decrease in production. For the year ended December 31, 2015, the decrease in price was almost entirely offset by an increase in production.

Royalties

•	Our production in Germany is subject to state and private royalties on sales after certain eligible deductions.
•	In Q4 2015, royalties as a percentage of sales was 11.8%, a decrease versus both the 15.5% for Q3 2015 and 18.6% for Q4 2014. The decrease in Q4 2015 versus both comparable quarters was a result of adjustments to Q3 2015 royalties following preliminary royalty submissions recorded in the current quarter.
•	Full year 2015 royalties as a percentage of sales was 15.7% versus 20.5% for 2014 as a result of lower state royalty rates in the current year.

Transportation expense

•	Transportation expense in Germany relates to costs incurred to deliver natural gas from the processing facility to the customer.
•	Q4 2015 transportation expense was lower than Q3 2015 due to seasonal changes in levels of transportation facility maintenance, which are typically higher at the beginning of the year. Q4 2015 transportation expense was higher than Q4 2014 due to the impact of prior period adjustments recorded in the 2014 period.
•	Year-over-year, transportation expense has increased as 2014 included only eleven months of expense due to the timing of our Germany acquisition. In addition, 2015 included a prior period adjustment payment related to 2014.

Operating expense

•	Operating expenses for Germany are billed monthly by the joint venture operator and primarily relate to tariffs charged for facility operations and gas processing.
•	Q4 2015 operating expense was higher than both Q3 2015 and Q4 2014 due in equal parts to charges for prior period maintenance expenditures and the inclusion of a full year gas processing tariff adjustment recorded in the current quarter.
•	Full year operating expense was higher on a dollar basis versus 2014 due to the inclusion of only eleven months of expense in 2014 due to the timing of our Germany acquisition and additional charges from the operator relating to 2014.

General and administration

•	Q4 2015 general and administration expenses were higher than both Q3 2015 and Q4 2014 due largely to increased allocations from our Corporate segment in addition to higher staffing levels and office extension costs incurred to support our farm-in agreement.
•	Full year 2015 general and administration expense increased in 2015 versus 2014 due to the aforementioned increased allocations coupled with higher staffing levels and expenditures relating to our farm-in agreement.

Current income taxes

•	Current income taxes in Germany apply to taxable income after eligible deductions at a statutory tax rate of approximately 24.2%. As a function of tax pools in Germany, Vermilion does not presently pay taxes in Germany.

IRELAND BUSINESS UNIT

Overview

•	18.5% non-operating interest in the offshore Corrib gas field located approximately 83 km off the northwest coast of Ireland.
•	Project comprises six offshore wells, offshore and onshore sales and transportation pipeline segments as well as a natural gas processing facility.
•	Corrib is expected to produce approximately 58 mmcf/d (9,700 boe/d) net to Vermilion at peak production rates.

Operational and financial review

	Three Months Ended			% change		Year Ended		% change
Ireland business unit	Dec 31,	Sep 30,	Dec 31,	Q4/15 vs.	Q4/15 vs.	Dec 31,	Dec 31,	2015 vs.
($M except as indicated)	2015	2015	2014	Q3/15	Q4/14	2015	2014	2014
Sales	57	-	-	100%	100%	57	-	100%
Transportation expense	(1,580)	(1,766)	(1,720)	(11%)	(8%)	(6,687)	(6,394)	5%
Operating expense	(15)	-	-	100%	100%	(15)	-	100%
General and administration	(714)	(663)	(579)	8%	23%	(2,517)	(1,447)	74%
Fund flows from operations	(2,252)	(2,429)	(2,299)	(7%)	(2%)	(9,162)	(7,841)	17%
Reference prices
NBP ($/mmbtu)	7.41	8.40	9.52	(12%)	(22%)	8.33	9.10	(8%)
NBP (€/mmbtu)	5.07	5.77	6.71	(12%)	(24%)	5.87	6.20	(5%)
Activity
Capital expenditures	12,493	20,694	20,932	(40%)	(40%)	66,409	94,439	(30%)

Activity review

•	On December 29, 2015, the operator, Shell E&P Ireland Limited received consent from the office of Ireland's Minister for Communication, Energy and Natural Resources.
•	On December 30, 2015, natural gas began to flow from our Corrib gas project.
•	Production volumes at Corrib are expected to rise over a period of approximately six months to a peak rate of approximately 58 mmcf/d (9,700 boe/d) net to Vermilion.

Transportation expense

•	Transportation expense in Ireland relates to payments under a ship or pay agreement related to the Corrib project.
•	Q4 2015 transportation expense is lower than Q3 2015 due to lower tariffs for the current gas year, which began in October of 2015, under the ship or pay agreement.

AUSTRALIA BUSINESS UNIT

Overview

•	Entered Australia in 2005.
•	Hold a 100% operated working interest in the Wandoo field, located approximately 80 km offshore on the northwest shelf of Australia.
•	Production is operated from two off-shore platforms, and originates from 21 producing well bores.
•	Wells that utilize horizontal legs (ranging in length from 500 to 3,000 plus metres) are located 600 metres below the seabed in approximately 55 metres of water depth.
•	Contracted crude oil production is priced with reference to Dated Brent.

Operational review

	Three Months Ended			% change		Year Ended		% change
	Dec 31,	Sep 30,	Dec 31,	Q4/15 vs.	Q4/15 vs.	Dec 31,	Dec 31,	2015 vs.
Australia business unit	2015	2015	2014	Q3/15	Q4/14	2015	2014	2014
Production
Crude oil (bbls/d)	7,824	6,433	6,134	22%	28%	6,454	6,571	(2%)
Inventory (mbbls)
Opening crude oil inventory	172	156	258			37	130
Crude oil production	720	592	564			2,356	2,398
Crude oil sales	(817)	(576)	(785)			(2,318)	(2,491)
Closing crude oil inventory	75	172	37			75	37
Activity
Capital expenditures ($M)	40,852	7,966	11,616	413%	252%	61,741	44,283	39%
Gross wells drilled	1.00	-	-			1.00	-
Net wells drilled	1.00	-	-			1.00	-

Production

•	Q4 2015 quarterly production increased 22% quarter-over-quarter and 28% year-over-year, due to production additions from the horizontal sidetrack well drilled in the quarter. The well was brought on production in mid-November and exhibited strong well performance, producing approximately 3,900 bbls/d through the end of Q4. Full year 2015 production decreased 2% versus the prior year.
•	Production volumes are managed within corporate targets while meeting customer demands and the requirements of long-term supply agreements.
•	We continue to plan for long-term production levels of between 6,000 and 8,000 bbls/d.

Activity review

•	In Q4 2015, we completed a horizontal sidetrack drilling program and placed the well on production.
•	Additional 2015 activities included ongoing facilities maintenance, enhancement, and refurbishment.
•	We plan to drill a two-well sidetrack program in Q2 2016.

Financial review

	Three Months Ended			% change		Year Ended		% change
Australia business unit	Dec 31,	Sep 30,	Dec 31,	Q4/15 vs.	Q4/15 vs.	Dec 31,	Dec 31,	2015 vs.
($M except as indicated)	2015	2015	2014	Q3/15	Q4/14	2015	2014	2014
Sales	47,952	39,325	70,971	22%	(32%)	162,765	283,481	(43%)
Operating expense	(13,941)	(13,766)	(17,719)	1%	(21%)	(51,676)	(61,432)	(16%)
General and administration	(1,768)	(1,391)	(1,628)	27%	9%	(5,754)	(5,873)	(2%)
PRRT	(1,054)	(99)	(13,568)	965%	(92%)	(6,878)	(60,340)	(89%)
Corporate income taxes	1,201	(2,720)	(4,799)	(144%)	(125%)	(7,230)	(24,477)	(70%)
Fund flows from operations	32,390	21,349	33,257	52%	(3%)	91,227	131,359	(31%)
Netbacks ($/boe)
Sales	58.74	68.20	90.37	(14%)	(35%)	70.22	113.80	(38%)
Operating expense	(17.08)	(23.87)	(22.56)	(28%)	(24%)	(22.29)	(24.66)	(10%)
General and administration	(2.17)	(2.41)	(2.07)	(10%)	5%	(2.48)	(2.36)	5%
PRRT	(1.29)	(0.17)	(17.28)	659%	(93%)	(2.97)	(24.22)	(88%)
Corporate income taxes	1.47	(4.72)	(6.11)	(131%)	(124%)	(3.12)	(9.83)	(68%)
Fund flows from operations netback	39.67	37.03	42.35	7%	(6%)	39.36	52.73	(25%)
Reference prices
Dated Brent (US $/bbl)	43.69	50.26	76.27	(13%)	(43%)	52.46	98.99	(47%)
Dated Brent ($/bbl)	58.34	65.81	86.62	(11%)	(33%)	67.09	109.36	(39%)

Sales

•	Crude oil in Australia is priced with reference to Dated Brent.
•	Sales per boe decreased 14% in Q4 2015 versus Q3 2015, consistent with a decrease in the Dated Brent reference price. This decrease in sales per boe was more than offset by an increase in sold volumes, resulting in a 22% increase in sales
•	Year-over-year, sales on a dollar and on a per boe basis decreased for the three months and year ended December 31, 2015, consistent with decreases in Dated Brent reference price.

Royalties and transportation expense

•	Our production in Australia is not subject to royalties or transportation expense as crude oil is sold directly at the Wandoo B platform.

Operating expense

•	Operating expense on a dollar basis remained relatively consistent between Q3 and Q4 2015. The flat cost profile was achieved while crude volumes sold increased by 42% as a result of strong production growth and a 97,000 bbl inventory draw, which led to increase recognition of deferred operating expense. A continued focus on cost reduction initiatives resulted in reduced helicopter and vessel costs, contributing to a 28% decrease in per unit costs.
•	Operating expense on a dollar basis decreased for the three months and year ended December 31, 2015 versus 2014 due to cost-cutting initiatives, favourable foreign exchange from a weaker Australian dollar during 2015, and inventory variances. On a per boe basis, operating expense decreased by 24% and 10% during the three months and year ended 2015 versus 2014 as a result of savings from cost reduction initiatives undertaken in response to commodity price weakness - these initiatives included reduced vessel usage, lower diesel consumption, and reduced staffing costs.

General and administration

•	Fluctuations in general and administration expense for Q4 2015 versus the comparable quarters is largely the result of the timing of expenditures. Full year 2015 general and administration expense was relatively consistent with 2014.

PRRT and corporate income taxes

•	In Australia, current income taxes include both PRRT and corporate income taxes. PRRT is a profit based tax applied at a rate of 40% on sales less eligible expenditures, including operating expenses and capital expenditures. Corporate income taxes are applied at a rate of 30% on taxable income after eligible deductions, which include PRRT.
•	Australia is not expected to incur any corporate income tax or PRRT for 2016. This is subject to change in response to commodity price fluctuations, the timing of capital expenditures and other eligible in-country adjustments.
•	Combined corporate income taxes and PRRT for the three months and full year ended December 31, 2015 were lower than the comparable periods as a result of decreased revenues and increased capital spending in the 2015 periods. Q4 2015 combined taxes were lower compared to Q3 2015 as increased sales were offset by increased capital spending.

UNITED STATES BUSINESS UNIT

Overview

•	Entered the United States in September 2014.
•	Interests include approximately 90,700 acres of land (98% undeveloped) in the Powder River Basin of northeastern Wyoming.
•	Tight oil development targeting the Turner Sand at a depth of approximately 1,500 metres.

Operational and financial review

	Three Months Ended			% change		Year Ended		% change
United States business unit	Dec 31,	Sep 30,	Dec 31,	Q4/15 vs.	Q4/15 vs.	Dec 31,	Dec 31,	2015 vs.
($M except as indicated)	2015	2015	2014	Q3/15	Q4/14	2015	2014	2014
Production
Crude oil (bbls/d)	420	226	195	86%	115%	231	49	371%
NGLs (bbls/d)	29	-	-	100%	100%	7	-	100%
Natural gas (mmcf/d)	0.20	-	-	100%	100%	0.05	-	100%
Total (boe/d)	483	226	195	114%	148%	247	49	404%
Activity
Capital expenditures	5,643	3,226	460	75%	1,127%	12,250	460	2,563%
Acquisitions	(21)	12,785	-			12,764	11,175
Gross wells drilled	2.00	-	-			3.00	-
Net wells drilled	2.00	-	-			3.00	-
Sales	1,864	1,075	1,330	73%	40%	4,288	1,330	222%
Royalties	(551)	(309)	(366)	78%	51%	(1,257)	(366)	243%
Operating expense	(271)	(146)	(241)	86%	12%	(742)	(241)	208%
General and administration	(897)	(896)	(959)	-	(6%)	(3,836)	(959)	300%
Fund flows from operations	145	(276)	(236)	153%	161%	(1,547)	(236)	556%
Netbacks ($/boe)
Sales	41.94	51.60	74.08	(19%)	(43%)	47.53	74.08	(36%)
Royalties	(12.40)	(14.83)	(20.38)	(16%)	(39%)	(13.93)	(20.38)	(32%)
Operating expense	(6.11)	(6.98)	(13.44)	(12%)	(55%)	(8.23)	(13.44)	(39%)
General and administration	(20.18)	(43.03)	(53.44)	(53%)	(62%)	(42.51)	(53.44)	(20%)
Fund flows from operations netback	3.25	(13.24)	(13.18)	125%	125%	(17.14)	(13.18)	30%
Reference prices
WTI (US $/bbl)	42.18	46.43	73.15	(9%)	(42%)	48.80	93.00	(48%)
WTI ($/bbl)	56.32	60.80	83.08	(7%)	(32%)	62.41	102.75	(39%)
Henry Hub (US $/mmbtu)	2.27	2.77	4.00	(18%)	(43%)	2.66	4.41	(40%)
Henry Hub ($/mmbtu)	3.03	3.62	4.54	(16%)	(33%)	3.41	4.88	(30%)

Activity review

•	Vermilion drilled two (2.0 net) wells in the East Finn prospect area in Q4 2015 with well completions planned for Q1 2016.
•	In Q4 2015, we initiated sales of associated natural gas from our East Finn wells, enabled by the completion of construction of a gas gathering system in the area.
•	During the year, we consolidated our ownership interest in the eastern Powder River Basin of Wyoming to a 100% working interest through the US $9.6 million acquisition of the remaining 30% interest that was previously outstanding. The acquisition encompassed an estimated 0.9 mmboe of 2P reserves and an additional 22,000 net acres.
•	In 2016, we plan to drill one (1.0 net) well and tie-in an additional two (2.0 net) wells drilled in Q4 2015.

Sales

•	The price of crude oil in the United States is directly linked to WTI, subject to market conditions in the United States.

Royalties

•	Our production in the United States is subject to federal and private royalties, severance tax, and ad valorem tax.
•	Royalties as a percentage of sales for the three months and year ended December 31, 2015 of approximately 29.6% was slightly higher than Q3 2015 (28.7%) and the 2014 periods (27.5%) due to nominally higher royalty rates on the well we brought online in August 2015.

Operating expense

•	Operating expense decreased quarter-over-quarter by 12% from $6.98/boe to $6.11/boe.

General and administration

•	General and administration expense was relatively consistent quarter-over-quarter. Full year 2015 expenditures were higher than 2014 due to the timing of the formation of the US business unit in Q4 2014.

CORPORATE

Overview

•	Our Corporate segment includes costs related to our global hedging program, financing expenses, and general and administration expenses, primarily incurred in Canada and not directly related to the operations of our business units.

Financial review

	Three Months Ended			Year Ended
	Dec 31,	Sep 30,	Dec 31,	Dec 31,	Dec 31,
($M)	2015	2015	2014	2015	2014
General and administration recovery (expense)	3,356	2,359	1,224	7,172	(7,423)
Current income taxes	313	(480)	(642)	(1,091)	(1,420)
Interest expense	(16,584)	(15,420)	(12,943)	(59,852)	(49,655)
Realized gain on derivatives	21,164	10,854	22,816	41,356	36,712
Realized foreign exchange (loss) gain	(252)	309	(179)	623	(821)
Realized other income	243	227	202	896	732
Fund flows from operations	8,240	(2,151)	10,478	(10,896)	(21,875)

General and administration

•	The increase in the recovery of general and administration costs for the three months and year ended December 31, 2015 versus the comparable periods in the prior year is due to a decrease in staff-related expenditures, general cost saving initiatives in response to declining crude oil prices, and increased salary allocations to the various business unit segments.

Current income taxes

•	Taxes in our corporate segment relate to holding companies that pay current taxes in foreign jurisdictions.

Interest expense

•	The increase in interest expense in Q4 2015 versus all comparable periods is primarily due to increased average borrowings under our revolving credit facility. In addition, interest expense for the three months and year ended December 31, 2015 versus the comparable periods in 2014 was higher due to interest expense related to a finance lease recognized in Q1 2015.

Hedging

•	The nature of our operations results in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates. We monitor and, when appropriate, use derivative financial instruments to manage our exposure to these fluctuations. All transactions of this nature entered into are related to an underlying financial position or to future crude oil and natural gas production. We do not use derivative financial instruments for speculative purposes. We have elected not to designate any of our derivative financial instruments as accounting hedges and thus account for changes in fair value in net earnings (loss) at each reporting period. We have not obtained collateral or other security to support our financial derivatives as we review the creditworthiness of our counterparties prior to entering into derivative contracts.
•	Our hedging philosophy is to hedge solely for the purposes of risk mitigation. Our approach is to hedge centrally to manage our global risk (typically with an outlook of 12 to 18 months) up to 50% of net of royalty volumes through a portfolio of forward collars, swaps, and physical fixed price arrangements.
•	We believe that our hedging philosophy and approach increases the stability of revenues, cash flows and future dividends while also assisting us in the execution of our capital and development plans.
•	The realized gain in Q4 2015 related primarily to amounts received on our TTF, WTI, and Dated Brent derivatives, partially offset by payments made on our foreign exchange derivatives.
•	A listing of derivative positions as at December 31, 2015 is included in "Supplemental Table 2" of this MD&A.

FINANCIAL PERFORMANCE REVIEW

						Year Ended
						Dec 31,	Dec 31,	Dec 31,
($M except per share)						2015	2014	2013
Total assets						4,209,220	4,386,091	3,708,719
Long-term debt						1,162,998	1,238,080	990,024
Petroleum and natural gas sales						939,586	1,419,628	1,273,835
Net earnings (loss)						(217,302)	269,326	327,641
Net earnings (loss) per share
Basic						(1.98)	2.55	3.24
Diluted						(1.98)	2.51	3.20
Cash dividends ($/share)						2.58	2.58	2.40

	Three Months Ended
	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,
($M except per share)	2015	2015	2015	2015	2014	2014	2014	2014
Petroleum and natural gas sales	234,319	245,051	264,331	195,885	306,073	344,688	387,684	381,183
Net earnings (loss)	(142,080)	(83,310)	6,813	1,275	58,642	53,903	53,993	102,788
Net earnings (loss) per share
Basic	(1.28)	(0.76)	0.06	0.01	0.55	0.50	0.51	1.00
Diluted	(1.28)	(0.76)	0.06	0.01	0.54	0.50	0.50	0.99

The following table shows a reconciliation of the change in net earnings (loss):

($M)	Q4/15 vs. Q3/15	Q4/15 vs. Q4/14	2015 vs. 2014
Net earnings (loss) - Comparative period	(83,310)	58,642	269,326
Changes in:
Fund flows from operations	7,006	(49,087)	(288,698)
Equity based compensation	(4,760)	(3,140)	(7,430)
Unrealized gain or loss on derivative instruments	(4,627)	10,236	16,177
Unrealized foreign exchange gain or loss	(21,315)	(2,371)	26,386
Unrealized other expense	75	511	484
Accretion	(125)	(137)	2
Depletion and depreciation	41,031	9,369	(33,064)
Deferred tax	(87,432)	(34,480)	74,138
Impairment	11,377	(131,623)	(274,623)
Net loss - Current period	(142,080)	(142,080)	(217,302)

The fluctuations in net earnings (loss) from quarter-to-quarter and from year-to-year are caused by changes in both cash and non-cash based income and charges.  Cash based items are reflected in fund flows from operations and include: sales, royalties, operating expenses, transportation, general and administration expense, current tax expense, interest expense, realized gains and losses on derivative instruments, and realized foreign exchange gains and losses.  Non-cash items include: equity based compensation expense, unrealized gains and losses on derivative instruments, unrealized foreign exchange gains and losses, accretion, depletion and depreciation expense, and deferred taxes.  In addition, non-cash items may also include amounts resulting from acquisitions or charges resulting from impairment or impairment recoveries.

Equity based compensation
Equity based compensation expense relates to non-cash compensation expense attributable to long-term incentives granted to directors, officers, and employees under the Vermilion Incentive Plan ("VIP"). The expense is recognized over the vesting period based on the grant date fair value of awards, adjusted for the ultimate number of awards that actually vest as determined by the Company's achievement of performance conditions.

Equity based compensation expense for the three months and year ended December 31, 2015 was higher versus the comparable periods in 2014 due to a higher average number of awards outstanding and higher grant value.

Unrealized gain or loss on derivative instruments
Unrealized gain or loss on derivative instruments arise as a result of changes in forecasted future commodity prices.  As Vermilion uses derivative instruments to manage the commodity price exposure of our future crude oil and natural gas production, we will normally recognize unrealized gains on derivative instruments when forecasted future commodity prices decline and vice-versa.

For the year ended December 31, 2015, we recognized an unrealized gain on derivative instruments of $43.5 million, relating primarily to our TTF, Dated Brent, and WTI swaps and collars.  As at December 31, 2015, we have a net derivative asset position of $68.3 million.

Unrealized foreign exchange gain or loss
As a result of Vermilion's international operations, Vermilion conducts business in currencies other than the Canadian dollar and has monetary assets and liabilities (including cash, receivables, payables, derivative assets and liabilities, and intercompany loans) denominated in such currencies.  Vermilion's exposure to foreign currencies includes the US dollar, the Euro and the Australian dollar.

Unrealized foreign exchange gains and losses are the result of translating monetary assets and liabilities held in non-functional currencies to the respective functional currencies of Vermilion and its subsidiaries.  Unrealized foreign exchange primarily results from the translation of Euro denominated financial assets and US dollar denominated financial liabilities.  As such, an appreciation in the Euro against the Canadian dollar will result in an unrealized foreign exchange gain while an appreciation in the US dollar against the Canadian dollar will result in an unrealized foreign exchange loss (and vice-versa).

For the three months ended December 31, 2015, the Canadian dollar weakened against the US dollar and remained relatively flat against the Euro, leading to an unrealized foreign exchange loss of $6.4 million. During the year ended December 31, 2015, the Canadian dollar weakened significantly versus the US dollar, but was offset by a strengthening in the Canadian dollar against the Euro resulting in an unrealized foreign exchange gain of $8.8 million.

Accretion
Fluctuations in accretion expense are primarily the result of changes in discount rates applicable to the balance of asset retirement obligations and additions resulting from drilling and acquisitions.

Q4 2015 accretion expense was relatively consistent with all comparative periods.

Depletion and depreciation
Fluctuations in depletion and depreciation expense are primarily the result of changes in produced crude oil and natural gas volumes.

Depletion and depreciation on a per boe basis for Q4 2015 of $18.88 was lower as compared to $28.28 in Q3 2015 and $24.42 for Q4 2014.  This decrease is primarily due to increased production natural gas properties in Drayton Valley, Canada which have a lower per boe depletion expense. For the year ended December 31, 2015, depletion and depreciation on a per boe basis of $22.98 was relatively consistent with $23.31 for the comparable period in 2014 as increased production from natural gas properties in the Netherlands and light crude oil properties in Saskatchewan, Canada, which both have relatively higher per boe depletion expense, was offset with higher production from natural gas properties in Drayton Valley, Canada, which have a relatively lower per boe depletion expense.

Deferred tax
Deferred tax expense (recovery) arises primarily as a result of changes in the accounting basis and tax basis for capital assets and asset retirement obligations and changes in available tax losses.  The increase in deferred tax recovery largely pertains to the tax effect on the $274.6 million impairment charge recorded in 2015, increased accounting basis depletion primarily associated with higher global production, partially offset by a valuation allowance recorded on deferred tax assets.  The valuation allowance relates to certain non-capital losses for which there is uncertainty as to the Company's ability to fully utilize such losses when applying forecasted commodity prices in effect as at December 31, 2015.

Impairment
For the three months and year ended December 31, 2015, Vermilion recorded impairment charges of $131.6 million and $274.6 million, respectively, related to the light crude oil play in Saskatchewan, Canada ($267.9 million in 2015) and the shallow coal bed methane gas properties in Alberta, Canada ($6.7 million in 2015).  These impairment charges were a result of declines in the price forecasts for crude oil and natural gas in Canada which decreased the expected future cash flows from the CGU.

TAXES

Corporate income tax rates
Vermilion pays corporate income taxes in France, the Netherlands, and Australia.  In addition, Vermilion pays PRRT in Australia.  PRRT is a profit based tax applied at a rate of 40% on sales less operating expenses, capital expenditures, and other eligible expenditures.  PRRT is deductible in the calculation of taxable income in Australia.

Taxable income was subject to corporate income tax at the following rates:

Jurisdiction	2015	2014
Canada (1)	25.5% / 27.0%	25.5%
France	34.4%	34.4%
Netherlands	46.0%	46.0%
Germany	24.2%	22.8%
Ireland	25.0%	25.0%
Australia	30.0%	30.0%
United States	35.0%	35.0%

(1) Alberta corporate income tax rates increased from 10% to 12% effective July 1, 2015.

In 2012, the France government enacted a new 3% tax on dividend distributions made by entities subject to corporate income tax in France. The tax applies to any dividends paid on or after April 17, 2012 and is not recovered by any tax treaties or deductible for French corporate income tax purposes. Vermilion did not pay any dividends from its French entities in 2015.

Tax pools
As at December 31, 2015, we had the following tax pools:

($M)	Oil & Gas Assets	Tax Losses (4)	Other	Total
Canada	1,176,574 (1)	341,445	2,448	1,520,467
France	430,735 (2)	14,171	-	444,906
Netherlands	54,104 (3)	-	-	54,104
Germany	112,038 (3)	43,360	18,977	174,375
Ireland	1,028,986 (4)	429,987	-	1,458,973
Australia	265,743 (1)	-	-	265,743
United States	28,950 (1)	15,767	-	44,717
Total	3,097,130 (1)	844,730	21,425	3,963,285

(1)	Deduction calculated using various declining balance rates
(2)	Deduction calculated using a combination of straight-line over the assets life and unit of production method
(3)	Deduction calculated using a unit of production method
(4)	Deduction for current development expenditures and tax losses at 100% against taxable income

FINANCIAL POSITION REVIEW

Balance sheet strategy
We believe that our balance sheet supports our defined growth initiatives and our focus is on managing and maintaining a conservative balance sheet.  To ensure that our balance sheet continues to support our defined growth initiatives, we regularly review whether forecasted fund flows from operations is sufficient to finance planned capital expenditures, dividends, and abandonment and reclamation expenditures.  To the extent that forecasted fund flows from operations is not expected to be sufficient to fulfill such expenditures, we will evaluate our ability to finance any excess with debt (including borrowing using the unutilized capacity of our existing revolving credit facility) or issue equity.

To ensure that we maintain a conservative balance sheet, we monitor the ratio of net debt to fund flows from operations and typically strive to maintain an internally targeted ratio of approximately 1.0 to 1.3 in a normalized commodity price environment.  When prices trend higher, we may target a lower ratio and conversely, in a lower commodity price environment, the debt ratio may prove to be higher.  At times, we will use our balance sheet to finance acquisitions and, in these situations, we are prepared to accept a higher ratio in the short term but will implement a strategy to reduce the ratio to acceptable levels within a reasonable period of time, usually considered to be no more than 12 to 24 months.  This plan could potentially include an increase in hedging activities, a reduction in capital expenditures, an issuance of equity or the utilization of excess fund flows from operations to reduce outstanding indebtedness.

In the current low commodity price environment, Vermilion's net debt to fund flows ratio is expected to be higher than the longer term target ratio.  During this period, Vermilion will remain focused on maintaining a strong balance sheet by aligning capital expenditures within forecasted fund flows from operations, which is continually monitored for revised forward price estimates, as well as by hedging additional European natural gas volumes to maintain a diversified commodity portfolio.

Long-term debt
Our long-term debt consists of our revolving credit facility and our senior unsecured notes.  The applicable annual interest rates and the balances recognized on our balance sheet are as follows:

	Annual Interest Rate		As at
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
($M)	2015	2014	2015	2014
Revolving credit facility	3.1%	3.1%	1,162,998	1,014,067
Senior unsecured notes (1)	6.5%	6.5%	224,901	224,013
Long-term debt	3.7%	3.8%	1,387,899	1,238,080

(1)	The senior unsecured notes, which matured on February 10, 2016, are included in the current portion of long-term debt as at December 31, 2015.

Revolving Credit Facility
On January 30, 2015, Vermilion increased its credit facility from $1.5 billion to $1.75 billion.  During Q2 2015, we negotiated a further expansion and extension of our existing revolving credit facilities from $1.75 billion to $2 billion with a maturity of May 2019. This allowed Vermilion to redeem the senior unsecured notes, which matured on February 10, 2016, with a portion of the credit facility.  The facility bears interest at rates applicable to demand loans plus applicable margins.  The following table outlines the terms of our revolving credit facility:

As at
	Dec 31,	Dec 31,
	2015	2014
Total facility amount	$2.0 billion	$1.5 billion
Amount drawn	$1.2 billion	$1.0 billion
Letters of credit outstanding	$25.2 million	$8.6 million
Facility maturity date	31-May-19	31-May-17

In addition, the revolving credit facility is subject to the following covenants:

		As at
		Dec 31,	Dec 31,
Financial covenant	Limit	2015	2014
Consolidated total debt to consolidated EBITDA	4.0	2.23	1.21
Consolidated total senior debt to consolidated EBITDA	3.0	1.83	0.99
Consolidated total senior debt to total capitalization	50%	36%	31%

Our covenants include financial measures defined within our revolving credit facility agreement that are not defined under GAAP.  These financial measures are defined by our revolving credit facility agreement as follows:

•	Consolidated total debt: Includes all amounts classified as "Long-term debt", "Current portion of long-term debt", and "Finance lease obligation" on our balance sheet.
•	Consolidated total senior debt: Defined as consolidated total debt excluding unsecured and subordinated debt.
•	Consolidated EBITDA: Defined as consolidated net earnings before interest, income taxes, depreciation, accretion and certain other non-cash items.
•	Total capitalization: Includes all amounts on our balance sheet classified as "Shareholders' equity" plus consolidated total debt as defined above.

Vermilion was in compliance with its financial covenants for all periods presented.

Senior Unsecured Notes
As at December 31, 2015, we had outstanding senior unsecured notes that were senior unsecured obligations and ranked pari passu with all our unsecured and unsubordinated indebtedness.  The following table outlines the terms of these notes:

Total issued and outstanding amount	$225.0 million
Interest rate	6.5% per annum
Issued date	February 10, 2011
Maturity date	February 10, 2016

Vermilion redeemed the full principal outstanding of the notes on February 10, 2016 using available capacity under the revolving credit facility.  The notes were initially recognized at fair value net of transaction costs and were subsequently measured at amortized cost using an effective interest rate of 7.1%.

Net debt
Net debt is reconciled to its most directly comparable GAAP measure, long-term debt, as follows:

	As at
	Dec 31,	Dec 31,
($M)	2015	2014
Long-term debt	1,162,998	1,238,080
Current liabilities (1)	503,731	365,729
Current assets	(284,778)	(338,159)
Net debt	1,381,951	1,265,650

Ratio of net debt to fund flows from operations	2.7	1.6

(1)	Includes the current portion of long-term debt, which, as at December 31, 2015, represented the senior unsecured notes that matured on February 10, 2016.

Long term debt, including the current portion, as at December 31, 2015, increased to $1.39 billion from $1.24 billion as at December 31, 2014 as a result of draws on the revolving credit facility during the current year to fund capital expenditures, particularly relating to development expenditures in Canada, France, Ireland, and Australia.  The increase in long-term debt resulted in an increase to net debt from $1.27 billion to $1.38 billion.  As a result of this increase to long-term debt coupled with weak commodity prices, the ratio of net debt to fund flows from operations increased from 1.6 times as at December 31, 2014 to 2.7 times for the year ended December 31, 2015.

Shareholders' capital
During the year ended December 31, 2015, we maintained monthly dividends at $0.215 per share and declared dividends which totalled $283.6 million.

The following table outlines our dividend payment history:

Date	Monthly dividend per unit or share
January 2003 to December 2007	$0.170
January 2008 to December 2012	$0.190
January 2013 to December 31, 2013	$0.200
January 2014 to Present	$0.215

Our policy with respect to dividends is to be conservative and maintain a low ratio of dividends to fund flows from operations.  During low commodity price cycles, we will initially maintain dividends and allow the ratio to rise.  Should low commodity price cycles remain for an extended period of time, we will evaluate the necessity of changing the level of dividends, taking into consideration capital development requirements, debt levels and acquisition opportunities.  As a further step to preserve our financial flexibility and conservatively exercise our access to capital, we amended our existing DRIP to include a Premium Dividend™ Component in February 2015.  The Premium Dividend™ Component, when combined with our continuing Dividend Reinvestment Component, increases our access to the lowest cost sources of equity capital available.  While the Premium Dividend™ results in a modest amount of equity issuance, we believe it represents the most prudent approach to preserving near-term balance sheet strength.  We view implementation of a Premium Dividend™ as a short-term measure to maintain our financial flexibility while we continue to lower our unit costs and await further clarity on the direction of commodity prices.  Both components of our program can be reduced or eliminated at the company's discretion, offering considerable flexibility.  We will actively monitor our ongoing needs and manage our continued use of each component as circumstances dictate.

Although we currently expect to be able to maintain our current dividend, fund flows from operations may not be sufficient during this period to fund cash dividends, capital expenditures and asset retirement obligations.  We will evaluate our ability to finance any shortfalls with debt, issuances of equity or by reducing some or all categories of expenditures to ensure that total expenditures do not exceed available funds.

The following table reconciles the change in shareholders' capital:

Shareholders' Capital	Number of Shares ('000s)	Amount ($M)
Balance as at December 31, 2014	107,303	1,959,021
Issuance of shares pursuant to the dividend reinvestment and Premium DividendTM plans	3,338	155,033
Vesting of equity based awards	1,158	56,855
Share-settled dividends on vested equity based awards	135	7,561
Shares issued pursuant to the employee savings and bonus plans	57	2,619
Balance as at December 31, 2015	111,991	2,181,089

As at December 31, 2015, there were approximately 1.7 million VIP awards outstanding.  As at February 25, 2016, there were approximately 113.0 million common shares issued and outstanding.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

As at December 31, 2015, we had the following contractual obligations and commitments:

($M)	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years	Total
Long-term debt	226,625	-	1,171,620	-	1,398,245
Operating lease obligations	12,535	22,049	16,617	9,288	60,489
Ship or pay agreement relating to the Corrib project	8,215	8,893	7,292	40,446	64,846
Purchase obligations	17,897	4,071	3,156	-	25,124
Drilling and service agreements	23,205	2,480	-	-	25,685
Total contractual obligations and commitments	288,477	37,493	1,198,685	49,734	1,574,389

ASSET RETIREMENT OBLIGATIONS

As at December 31, 2015, asset retirement obligations were $305.6 million compared to $350.8 million as at December 31, 2014.

The decrease in asset retirement obligations is largely attributable to an overall increase in the discount rates applied to the abandonment obligations.

RISKS AND UNCERTAINTIES

Crude oil and natural gas exploration, production, acquisition and marketing operations involve a number of risks and uncertainties including financial risks and uncertainties.  These include fluctuations in commodity prices, exchange rates and interest rates as well as uncertainties associated with reserve and resource volumes, sales volumes and government regulatory and income tax regime changes.  These and other related risks and uncertainties are discussed in additional detail below.

Commodity prices
Our operational results and financial condition is dependent on the prices received for crude oil and natural gas production. Crude oil and natural gas prices have fluctuated significantly during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other crude oil and natural gas producing regions.

Exchange rates
Much of our revenue stream is priced in U.S. dollars and as such an increase in the strength of the Canadian dollar relative to the U.S. dollar may result in the receipt of fewer Canadian dollars with respect to our production. In addition, we incur expenses and capital costs in U.S. dollars, Euros and Australian dollars and accordingly, the Canadian dollar equivalent of these expenditures as reported in our financial results is impacted by the prevailing exchange rates at the time the transaction occurs. We monitor risks associated with exchange rates and, when appropriate, use derivative financial instruments to manage our exposure to these risks.

Production and sales volumes
The operation of crude oil and natural gas wells and facilities involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to us and possible liability to third parties.  We maintain liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected operations, to the extent that such insurance is commercially viable. We may become liable for damages arising from such events against which we cannot insure or against which we may elect not to insure because of high premium costs or other reasons.  Costs incurred to repair such damage or pay such liabilities may materially impact our financial results.

Continuing production from a property, and to some extent the marketing of produced volumes, is largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat our claim to certain properties. Such circumstances could negatively affect our financial results.

An increase in operating costs or a decline in our production level could have an adverse effect on our financial results. The level of production may decline at rates greater than anticipated due to unforeseen circumstances, many of which are beyond our control. A significant decline in production could result in materially lower revenues.

Interest rates
An increase in interest rates could result in a significant increase in the amount we pay to service debt.

Reserve volumes
Our reserve volumes and related reserve values support the carrying value of our crude oil and natural gas assets on the consolidated balance sheets and provide the basis to calculate the depletion of those assets. There are numerous uncertainties inherent in estimating quantities of reserves and future net revenues to be derived therefrom, including many factors beyond our control. These include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of crude oil, NGLs and natural gas, operating expenses, well abandonment and salvage values, royalties and any government levies that may be imposed over the producing life of the reserves. These assumptions were based on estimated prices in use at the date the evaluation was prepared, and many of these assumptions are subject to change and are beyond our control.  Actual production and income derived therefrom will vary from these evaluations, and such variations could be material.

Asset retirement obligations
Our asset retirement obligations are based on environmental regulations and estimates of future costs and the timing of expenditures.  Changes in environmental regulations, the estimated costs associated with reclamation activities and the related timing may impact our financial position and results of operations.

Government regulation and income tax regime
Our operations are governed by many levels of government, including municipal, state, provincial and federal governments, in Canada, France, the Netherlands, Australia, Germany, Ireland and the United States.  We are subject to laws and regulations regarding environment, health and safety issues, lease interests, taxes and royalties, among others. Failure to comply with the applicable laws can result in significant increases in costs, penalties and even losses of operating licences. The regulatory process involved in each of the countries in which we operate is not uniform and regulatory regimes vary as to complexity, timeliness of access to, and response from, regulatory bodies and other matters specific to each jurisdiction.  If regulatory approvals or permits are delayed or not obtained, there can also be delays or abandonment of projects and decreases in production and increases in costs, potentially resulting in us being unable to fully execute our strategy. Governments may also amend or create new legislation and regulatory bodies may also amend regulations or impose additional requirements which could result in increased capital, operating and compliance costs.

There can be no assurance that income tax laws and government incentive programs relating to the crude oil and natural gas industry in Canada and the foreign jurisdictions in which we operate, will not be changed in a manner which adversely affects the results of our operations.

A change in the royalty regime resulting in an increase in royalties would reduce our net earnings and could make future capital expenditures or our operations uneconomic and could, in the event of a material increase in royalties, make it more difficult to service and repay outstanding debt. Any material increase in royalties would also significantly reduce the value of the associated assets.

FINANCIAL RISK MANAGEMENT

To mitigate the aforementioned risks whenever possible, we seek to hire personnel with experience in specific areas. In addition, we provide continued training and development to staff to further develop their skills. When appropriate, we use third party consultants with relevant experience to augment our internal capabilities with respect to certain risks.

We consider our commodity price risk management program as a form of insurance that protects our cash flow and rate of return. The primary objective of the risk management program is to support our dividends and our internal capital development program. The level of commodity price risk management that occurs is highly dependent on the amount of debt that is carried. When debt levels are higher, we will be more active in protecting our cash flow stream through our commodity price risk management strategy.

When executing our commodity price risk management programs, we use derivative financial instruments encompassing over-the-counter financial structures as well as fixed/collar structures to economically hedge a part of our physical crude oil and natural gas production. We have strict controls and guidelines in relation to these activities and contract principally with counterparties that have investment grade credit ratings.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with IFRS requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of any possible contingencies.  These estimates and assumptions are developed based on the best available information which management believed to be reasonable at the time such estimates and assumptions were made.  As such, these assumptions are uncertain at the time estimates are made and could change, resulting in a material impact on our consolidated financial statements or financial performance.  Estimates are reviewed by management on an ongoing basis, and as a result, certain estimates may change from period to period due to the availability of new information or changes in circumstances. Additionally, as a result of the unique circumstances of each jurisdiction in which we operate, the critical accounting estimates may affect one or more jurisdictions.

The following discussion outlines what management believes to be the most critical accounting policies involving the use of estimates and assumptions.

Depletion and depreciation
We classify our assets into depletion units, which are groups of assets or properties that are within a specific production area and have similar economic lives.  The depletion units represent the lowest level of disaggregation for which we accumulate costs for the purposes of calculating and recording depletion and depreciation.

The net carrying value of each depletion unit is depleted using the unit of production method by reference to the ratio of production in the period to the total proven and probable reserves, taking into account the future development costs necessary to bring the applicable reserves into production.  As a result, depletion and depreciation charges are based on estimates of total proven and probable reserves that we expect to recover in the future. The reserve estimates are reviewed annually by management or when material changes occur to the underlying assumptions.

Asset retirement obligations
Our estimate of asset retirement obligations are based on past experience and current economic factors which management believes are reasonable. The estimates include assumptions of environmental regulations, legal requirements, technological advances, inflation and the timing of expenditures, all of which impact our measurement of the present value of the obligations.  Due to these estimates, the actual cost of the obligation may change from period to period due to new information being available.  Several or all of these estimates are subject to change and such changes could have a material impact on our financial position and net earnings.

Assessment of impairments
Impairment tests are performed at the level of the cash generating unit ("CGU"), which are determined based on management's judgment of the lowest level at which there are identifiable cash inflows which are largely independent of the cash inflows of other groups of assets or properties.  The factors used to determine CGUs vary by country due to the unique operating and geographic circumstances in each jurisdiction.  However, in general, we will assess the following factors in determining whether a group of assets generate largely independent cash inflows: geographic proximity of the assets within a group to one another, geographic proximity of the group of assets to other groups of assets, homogeneity of the production from the group of assets and the sharing of infrastructure used to process or transport production.

The calculation of the recoverable amount of CGUs is based on market factors as well as estimates of reserves and resources and future costs required to develop reserves and resources.  Our reserve and resource estimates and the related future cash flows are subject to measurement uncertainty, and the impact on the consolidated financial statements in future periods could be material.  Considerable judgment is used in determining the recoverable amount of petroleum and natural gas assets as well as exploration and evaluation assets, including determining the quantity of reserves and resources, the time horizon to develop and produce such reserves and resources, and the estimated revenues and expenditures from such production.

Taxes
Tax interpretations, regulations and legislation in the various jurisdictions in which we operate are subject to change.  Such changes can affect the timing of the reversal of temporary tax differences, the tax rates in effect when such differences reverse and our ability to use tax losses and other credits in the future.  The determination of deferred tax amounts recognized in the consolidated financial statements was based on management's assessment of the tax positions, including consideration of their technical merits and communications with tax authorities.  The effect of a change in income tax rates or legislation on tax assets and liabilities is recognized in net earnings in the period in which the change is enacted.

OFF BALANCE SHEET ARRANGEMENTS

We have certain lease agreements that are entered into in the normal course of operations, including operating leases for which no asset or liability value has been assigned to the consolidated balance sheet as at December 31, 2015.

We have not entered into any guarantee or off balance sheet arrangements that would materially impact our financial position or results of operations.

ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

The impacts of the adoption of the following pronouncements are currently being evaluated.

IFRS 9 "Financial Instruments"
On July 24, 2014, the IASB issued the final element of its comprehensive response to the financial crisis by issuing IFRS 9 "Financial Instruments".  The improvements introduced by IFRS 9 includes a model for classification and measurement, a single, forward-looking 'expected loss' impairment model and a substantially-reformed approach to hedge accounting.  Vermilion will adopt the standard for reporting periods beginning January 1, 2018.

IFRS 15 "Revenue from Contracts with Customers"
On May 28, 2014, the IASB issued IFRS 15 "Revenue from Contracts with Customers", a new standard that specifies recognition requirements for revenue as well as requiring entities to provide the users of financial statements with more informative and relevant disclosures.  The standard replaces IAS 11 "Construction Contracts" and IAS 18 "Revenue" as well as a number of revenue-related interpretations.  Vermilion will adopt the standard for reporting periods beginning January 1, 2018.

IFRS 16 "Leases"
On January 13, 2016, the IASB issued IFRS 16, "Leases", a new standard which will replace IAS 17, "Leases".  Under IFRS 16, a single recognition and measurement model will apply for lessees which will require recognition of assets and liabilities for most leases. Vermilion will adopt the standard for reporting periods beginning January 1, 2019.

HEALTH, SAFETY AND ENVIRONMENT

We are committed to ensuring we conduct our activities in a manner that will protect the health and safety of our employees, contractors, and the public.  Our health, safety, and environment ("HSE") vision is to fully integrate health, safety, and environment into our business, where our culture is recognized as a model by industry and stakeholders, resulting in a workplace free of incidents. Our mantra is HSE: Everywhere. Everyday. Everyone.

We maintain health, safety and environmental practices and procedures that comply with or exceed regulatory requirements and industry standards.  It is a condition of employment that our personnel work safely and in accordance with established regulations and procedures.

In 2015, we remained committed to the principles of the Responsible Canadian Energy™ program set out by the Canadian Association of Petroleum Producers.  Responsible Canadian Energy™ is an association-wide performance reporting program to demonstrate progress in environmental, health, safety, and social performance.

We uphold our commitment to keep our people safe and to reduce impacts to land, water and air, as policies and procedures demonstrating leadership in these areas, were maintained and further developed in 2015.  Examples of our accomplishments during the year included:

•	Maintained clear priorities around 5 key focus areas of HSE Culture, Communication and Knowledge Management, Technical Safety Management, Incident Prevention and Operational Stewardship & Sustainability;
•	Completed and published our Corporate Sustainability Report;
•	Reported our CO2e emissions to the Carbon Disclosure Project, achieving a 100% score and a CDLI ranking;
•	Emphasized improving energy efficiency, greenhouse gas emissions reduction and water efficiency optimization;
•	Further refined and expanded our enterprise wide corporate risk register;
•	Developed a robust organizational wide HSE leadership training program to improve hazard identification and risk reduction;
•	Implemented a fair culture policy to ensure transparency in our processes;
•	Developed a robust risk mitigation program around our top fatal risk and energy type exposures;
•	Developed a robust hazard identification and risk mitigation program specific to environmentally sensitive areas;
•	Audited our HSE and asset integrity management systems;
•	Updated various key Corporate HSE Standards such as our process hazards analysis;
•	Reduced long-term environmental liabilities through decommissioning, abandoning and reclaiming well leases and facilities;
•	Performed continuous auditing, management inspections and workforce observations to identify potential hazards and apply risk reduction measures;
•	Developed, communicated and measured against leading and lagging HSE key performance indicators;
•	Further enhanced of our competency and training programs;
•	Managed our waste products by reducing, recycling and recovering; and
•	Continued risk management efforts in addition to detailed emergency-response planning.

We are a member of several organizations concerned with environment, health and safety, including numerous regional co-operatives and synergy groups.  In the area of stakeholder relations, we work to build long-term relationships with environmental stakeholders and communities.

CORPORATE GOVERNANCE

We are committed to a high standard of corporate governance practices, a dedication that begins at the Board level and extends throughout the Company.  We believe good corporate governance is in the best interest of our shareholders, and that successful companies are those that deliver growth and a competitive return along with a commitment to the environment, to the communities where they operate and to their employees.

We comply with the objectives and guidelines relating to corporate governance adopted by the Canadian Securities Administrators and the Toronto Stock Exchange.  In addition, the Board monitors and considers the implementation of corporate governance standards proposed by various regulatory and non-regulatory authorities in Canada.  A discussion of corporate governance policies will be provided in our Management Proxy Circular, which will be filed on SEDAR (www.sedar.com) and mailed to all shareholders on April 6, 2016.

A summary of the significant differences between the governance practices of the Company and those required of U.S. domestic companies under the New York Stock Exchange listing standards can be found in the Governance section of the Company's website at http://www.vermilionenergy.com/about/governance.cfm.

DISCLOSURE CONTROLS AND PROCEDURES

Our officers have established and maintained disclosure controls and procedures and evaluated the effectiveness of these controls in conjunction with our filings.

As of December 31, 2015, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures.  Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded and certified that our disclosure controls and procedures are effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING

A company's internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

The Chief Executive Officer and the Chief Financial Officer of Vermilion have assessed the effectiveness of Vermilion's internal control over financial reporting as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings.  The assessment was based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Chief Executive Officer and the Chief Financial Officer of Vermilion have concluded that Vermilion's internal control over financial reporting was effective as of December 31, 2015. The effectiveness of Vermilion's internal control over financial reporting as of December 31, 2015 has been audited by Deloitte LLP, as reflected in their report included in the 2015 audited annual financial statements filed with the US Securities and Exchange Commission.  No changes were made to Vermilion's internal control over financial reporting during the year ended December 31, 2015, that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

Supplemental Table 1: Netbacks

The following table includes financial statement information on a per unit basis by business unit.  Natural gas sales volumes have been converted on a basis of six thousand cubic feet of natural gas to one barrel of oil equivalent.

	Three Months Ended December 31, 2015			Year Ended December 31, 2015				Three Months Ended December 31, 2014		Year Ended December 31, 2014
	Oil & NGLs	Natural Gas	Total	Oil & NGLs	Natural Gas	Total		Total		Total
	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe		$/boe		$/boe
Canada
Sales	44.03	2.57	28.94	49.73	2.78	34.32		51.27		64.06
Royalties	(5.15)	(0.12)	(2.80)	(5.26)	(0.07)	(3.01)		(7.12)		(7.81)
Transportation	(2.04)	(0.16)	(1.48)	(2.38)	(0.17)	(1.75)		(1.57)		(1.74)
Operating	(10.97)	(1.40)	(9.62)	(10.47)	(1.41)	(9.54)		(8.80)		(9.07)
Operating netback	25.87	0.89	15.04	31.62	1.13	20.02		33.78		45.44
General and administration			(1.44)			(1.81)		(1.29)		(2.00)
Fund flows from operations netback			13.60			18.21		32.49		43.44
France
Sales	54.88	2.81	54.20	63.31	2.52	62.67		79.25		105.43
Royalties	(6.23)	(0.32)	(6.15)	(6.06)	(0.33)	(6.00)		(6.07)		(6.95)
Transportation	(3.72)	-	(3.65)	(3.47)	-	(3.42)		(3.94)		(4.64)
Operating	(13.55)	(1.81)	(13.50)	(11.34)	(1.31)	(11.30)		(13.01)		(15.09)
Operating netback	31.38	0.68	30.90	42.44	0.88	41.95		56.23		78.75
General and administration			(4.18)			(4.50)		(3.62)		(5.12)
Other income			-			7.08		-		-
Current income taxes			3.87			(5.29)		(5.89)		(16.36)
Fund flows from operations netback			30.59			39.24		46.72		57.27
Netherlands
Sales	48.30	7.09	42.61	49.98	7.79	46.77		52.07		52.65
Royalties	-	(0.04)	(0.26)	-	(0.19)	(1.12)		(2.40)		(2.13)
Operating	-	(1.21)	(7.17)	-	(1.39)	(8.24)		(12.70)		(10.22)
Operating netback	48.30	5.84	35.18	49.98	6.21	37.41		36.97		40.30
General and administration			(0.93)			(1.51)		(5.10)		(1.54)
Current income taxes			(3.35)			(4.40)		4.35		(1.77)
Fund flows from operations netback			30.90			31.50		36.22		36.99
Germany
Sales	-	6.61	39.68	-	7.18	43.10		49.19		46.03
Royalties	-	(0.78)	(4.70)	-	(1.12)	(6.75)		(9.13)		(9.45)
Transportation	-	(0.34)	(2.05)	-	(0.57)	(3.41)		(0.80)		(2.60)
Operating	-	(3.22)	(19.31)	-	(1.90)	(11.41)		(10.54)		(9.53)
Operating netback	-	2.27	13.62	-	3.59	21.53		28.72		24.45
General and administration			(12.22)			(7.69)		(8.10)		(5.14)
Current income taxes			-			-		4.21		(0.05)
Fund flows from operations netback			1.40			13.84		24.83		19.26
Australia
Sales	58.74	-	58.74	70.22	-	70.22		90.37		113.80
Operating	(17.08)	-	(17.08)	(22.29)	-	(22.29)		(22.56)		(24.66)
PRRT (1)	(1.29)	-	(1.29)	(2.97)	-	(2.97)		(17.28)		(24.22)
Operating netback	40.37	-	40.37	44.96	-	44.96		50.53		64.92
General and administration			(2.17)			(2.48)		(2.07)		(2.36)
Corporate income taxes			1.47			(3.12)		(6.11)		(9.83)
Fund flows from operations netback			39.67			39.36		42.35		52.73
United States
Sales	44.83	0.52	41.94	49.10	0.52	47.53		74.08		74.08
Royalties	(13.19)	(0.30)	(12.40)	(14.36)	(0.30)	(13.93)		(20.38)		(20.38)
Operating	(6.56)	-	(6.11)	(8.52)	-	(8.23)		(13.44)		(13.44)
Operating netback	25.08	0.22	23.43	26.22	0.22	25.37		40.26		40.26
General and administration			(20.18)			(42.51)		(53.44)		(53.44)
Fund flows from operations netback			3.25			(17.14)		(13.18)		(13.18)
Total Company
Sales	51.64	4.55	41.04	58.80	4.98	47.07		63.79		77.75
Realized hedging gain	2.69	0.84	3.71	1.32	0.53	2.07		4.76		2.01
Royalties	(4.32)	(0.16)	(2.85)	(4.58)	(0.24)	(3.30)		(5.41)		(5.92)
Transportation	(2.09)	(0.23)	(1.78)	(2.30)	(0.30)	(2.09)		(1.98)		(2.32)
Operating	(13.35)	(1.52)	(11.50)	(13.06)	(1.46)	(11.32)		(12.48)		(12.72)
PRRT (1)	(0.33)	-	(0.18)	(0.58)	-	(0.34)		(2.83)		(3.30)
Operating netback	34.24	3.48	28.44	39.60	3.51	32.09	-	45.85	-	55.50
General and administration			(2.18)			(2.68)		(2.76)		(3.38)
Interest expense			(2.90)			(3.00)		(2.70)		(2.72)
Realized foreign exchange (loss) gain			(0.04)			0.03		(0.03)		(0.04)
Other income			0.04			1.64		0.04		0.04
Corporate income taxes (1)			0.55			(2.22)		(1.73)		(5.31)
Fund flows from operations netback			23.91			25.86		38.67		44.09

(1)	Vermilion considers Australian PRRT to be an operating item and, accordingly, has included PRRT in the calculation of operating netbacks. Current income taxes presented above excludes PRRT.

Supplemental Table 2: Hedges

The following tables outline Vermilion's outstanding risk management positions as at December 31, 2015:

	Note	Volume	Strike Price(s)
Crude Oil
WTI - Collar
July 2015 - March 2016	1	250 bbl/d	75.00 - 83.45 CAD $
July 2015 - June 2016	2	500 bbl/d	75.50 - 85.08 CAD $
Dated Brent - Collar
July 2015 - June 2016	3	1,000 bbl/d	80.50 - 93.49 CAD $
July 2015 - June 2016	4	500 bbl/d	64.50 - 75.48 US $
October 2015 - June 2016	5	250 bbl/d	82.00 - 94.55 CAD $
January 2016 - June 2016	1	250 bbl/d	84.00 - 93.70 CAD $

North American Natural Gas
AECO - Collar
November 2015 - March 2016		2,500 GJ/d	2.50 - 3.76 CAD $
November 2015 - October 2016		10,000 GJ/d	2.56 - 3.23 CAD $
January 2016 - December 2016		10,000 GJ/d	2.53 - 3.29 CAD $
April 2016 - October 2016		5,000 GJ/d	2.30 - 2.80 CAD $
AECO Basis - Fixed Price Differential
November 2015 - March 2016		2,500 mmbtu/d	Nymex HH less 0.47 US $
Nymex HH - Collar
November 2015 - March 2016	6	5,000 mmbtu/d	3.25 - 3.86 US $

(1)	The contracted volumes increase to 500 boe/d for any monthly settlement periods above the contracted ceiling price and are settled on the monthly average price (monthly average US$/bbl multiplied by the Bank of Canada monthly average noon day rate).
(2)	The contracted volumes increase to 1,250 boe/d for any monthly settlement periods above the contracted ceiling price and are settled on the monthly average price (monthly average US$/bbl multiplied by the Bank of Canada monthly average noon day rate).
(3)	The contracted volumes increase to 2,500 boe/d for any monthly settlement periods above the contracted ceiling price and are settled on the monthly average price (monthly average US$/bbl multiplied by the Bank of Canada monthly average noon day rate).
(4)	The contracted volumes increase to 1,000 boe/d for any monthly settlement periods above the contracted ceiling price.
(5)	The contracted volumes increase to 750 boe/d for any monthly settlement periods above the contracted ceiling price and are settled on the monthly average price (monthly average US$/bbl multiplied by the Bank of Canada monthly average noon day rate).
(6)	The contracted volumes increase to 10,000 mmbtu/d for any monthly settlement periods above the contracted ceiling price.

	Note	Volume	Strike Price(s)
European Natural Gas
NBP - Call
October 2016 - March 2017		2,638 GJ/d	4.64 GBP £
NBP - Collar
April 2016 - March 2017		2,638 GJ/d	3.79 - 4.53 GBP £
January 2017 - December 2017		2,638 GJ/d	3.22 - 3.75 GBP £
January 2018 - December 2018		2,638 GJ/d	2.99 - 3.63 GBP £
NBP - Put
April 2016 - September 2016		2,638 GJ/d	3.79 GBP £
NBP - Swap
July 2015 - March 2016		2,592 GJ/d	6.42 EUR €
October 2015 - March 2016		10,368 GJ/d	6.54 EUR €
January 2016 - June 2016		5,184 GJ/d	6.24 EUR €
January 2016 - June 2016		2,592 GJ/d	6.82 US $
July 2016 - March 2017		2,592 GJ/d	5.43 EUR €
January 2017 - December 2017	1	2,638 GJ/d	4.00 GBP £
January 2018 - December 2018	2	2,638 GJ/d	3.83 GBP £
TTF - Call
October 2016 - March 2017		2,592 GJ/d	6.03 EUR €
TTF - Collar
January 2016 - December 2016	3	2,592 GJ/d	5.76 - 6.50 EUR €
April 2016 - December 2016	4	12,960 GJ/d	5.58 - 6.21 EUR €
April 2016 - March 2017	5	5,184 GJ/d	5.28 - 6.35 EUR €
July 2016 - December 2016		2,592 GJ/d	5.00 - 5.63 EUR €
July 2016 - March 2017	3	2,592 GJ/d	5.07 - 6.56 EUR €
July 2016 - March 2018	3	2,592 GJ/d	5.32 - 6.54 EUR €
October 2016 - December 2017		2,592 GJ/d	5.00 - 5.89 EUR €
January 2017 - December 2017	6	7,776 GJ/d	5.00 - 6.15 EUR €
January 2018 - December 2018		5,184 GJ/d	4.17 - 5.03 EUR €
TTF - Put
April 2016 - September 2016		2,592 GJ/d	5.21 EUR €
TTF - Swap
January 2015 - March 2016		5,184 GJ/d	6.40 EUR €
January 2015 - June 2016		2,592 GJ/d	6.07 EUR €
February 2015 - March 2016		5,184 GJ/d	6.24 EUR €
April 2015 - March 2016		5,832 GJ/d	6.18 EUR €
October 2015 - March 2016		2,592 GJ/d	6.64 EUR €
January 2016 - June 2016		5,184 GJ/d	5.94 EUR €
April 2016 - December 2016		2,592 GJ/d	5.91 EUR €
July 2016 - June 2018		2,700 GJ/d	5.58 EUR €
October 2016 - December 2016		2,592 GJ/d	5.45 EUR €
January 2017 - December 2017	7	2,592 GJ/d	5.04 EUR €

Electricity
AESO - Swap
January 2016 - December 2016		93.6 MWh/d	38.58 CAD $

Interest Rate
CDOR to fixed - Swap
September 2015 - September 2019		100,000,000 CAD $/year	1.00%
October 2015 - October 2019		100,000,000 CAD $/year	1.10%

(1)	On the last business day of each month, the counterparty has the option to increase the contracted volumes by an additional 2,638 GJ/d at the contracted price, for the following month.
(2)	On the last business day of each month, the counterparty has the option to increase the contracted volumes to 7,913 GJ/d at the contracted price, for the following month.
(3)	The contracted volumes increase to 5,184 GJ/d for any monthly settlement periods above the contracted ceiling price.
(4)	The contracted volumes increase to 15,552 GJ/d for any monthly settlement periods above the contracted ceiling price.
(5)	The contracted volumes increase to 10,368 GJ/d for any monthly settlement periods above the contracted ceiling price.
(6)	The contracted volumes increase to 18,144 GJ/d for any monthly settlement periods above the contracted ceiling price.
(7)	On the last business day of each month, the counterparty has the option to increase the contracted volumes by an additional 5,184 GJ/d at the contracted price, for the following month.

Supplemental Table 3: Capital Expenditures

	Three Months Ended			Year Ended
By classification	Dec 31,	Sep 30,	Dec 31,	Dec 31,	Dec 31,
($M)	2015	2015	2014	2015	2014
Drilling and development	128,996	93,381	151,395	486,861	618,689
Exploration and evaluation	-	-	14,848	-	69,035
Capital expenditures	128,996	93,381	166,243	486,861	687,724
Property acquisition	6,227	22,155	1,652	28,897	220,726
Corporate acquisition	-	-	-	-	381,139
Acquisitions	6,227	22,155	1,652	28,897	601,865

	Three Months Ended			Year Ended
By category	Dec 31,	Sep 30,	Dec 31,	Dec 31,	Dec 31,
($M)	2015	2015	2014	2015	2014
Land	819	763	1,457	3,793	9,506
Seismic	4,217	810	7,598	8,243	19,034
Drilling and completion	58,327	39,712	69,691	212,358	311,696
Production equipment and facilities	55,662	44,589	77,272	218,963	275,538
Recompletions	6,338	3,948	7,696	26,689	36,234
Other	3,633	3,559	2,529	16,815	35,716
Capital expenditures	128,996	93,381	166,243	486,861	687,724
Acquisitions	6,227	22,155	1,652	28,897	601,865
Total capital expenditures and acquisitions	135,223	115,536	167,895	515,758	1,289,589

	Three Months Ended			Year Ended
By country	Dec 31,	Sep 30,	Dec 31,	Dec 31,	Dec 31,
($M)	2015	2015	2014	2015	2014
Canada	33,723	45,286	87,113	216,158	750,390
France	24,164	17,511	37,189	92,582	147,852
Netherlands	18,810	5,297	10,022	47,325	61,740
Germany	(441)	1,605	563	5,363	175,618
Ireland	12,493	20,694	20,932	66,409	94,439
Australia	40,852	7,966	11,616	61,741	44,283
United States	5,622	16,011	460	25,014	11,635
Corporate	-	1,166	-	1,166	3,632
Total capital expenditures and acquisitions	135,223	115,536	167,895	515,758	1,289,589

Supplemental Table 4: Production

	Q4/15	Q3/15	Q2/15	Q1/15	Q4/14	Q3/14	Q2/14	Q1/14	Q4/13	Q3/13	Q2/13	Q1/13
Canada
Crude oil (bbls/d)	7,964	9,195	10,182	10,893	11,384	11,469	12,676	9,437	8,719	7,969	8,885	7,966
NGLs (bbls/d)	5,159	4,513	3,755	2,976	2,741	2,291	2,796	2,071	1,699	1,897	1,725	1,335
Natural gas (mmcf/d)	87.90	71.94	64.66	61.78	58.36	57.07	57.59	49.53	41.43	43.40	43.69	41.04
Total (boe/d)	27,773	25,698	24,713	24,165	23,851	23,272	25,070	19,763	17,322	17,099	17,892	16,140
% of consolidated	45%	47%	48%	48%	49%	47%	49%	42%	43%	41%	42%	41%
France
Crude oil (bbls/d)	12,537	12,310	12,746	11,463	11,133	11,111	11,025	10,771	11,131	11,625	10,390	10,330
Natural gas (mmcf/d)	1.36	1.47	1.03	-	-	-	-	-	-	5.23	4.19	4.21
Total (boe/d)	12,763	12,555	12,917	11,463	11,133	11,111	11,025	10,771	11,131	12,496	11,088	11,032
% of consolidated	21%	22%	25%	23%	22%	22%	21%	23%	27%	30%	26%	29%
Netherlands
NGLs (bbls/d)	110	109	112	63	81	63	96	69	62	48	50	96
Natural gas (mmcf/d)	56.34	53.56	32.43	36.41	31.35	38.07	40.35	43.15	37.53	28.78	38.52	36.91
Total (boe/d)	9,500	9,035	5,517	6,132	5,306	6,407	6,822	7,260	6,318	4,845	6,470	6,248
% of consolidated	16%	16%	11%	12%	11%	13%	13%	16%	15%	12%	15%	16%
Germany
Natural gas (mmcf/d)	16.17	14.00	16.18	16.80	17.71	15.38	16.13	10.64	-	-	-	-
Total (boe/d)	2,695	2,333	2,696	2,801	2,952	2,563	2,689	1,773	-	-	-	-
% of consolidated	4%	4%	5%	6%	6%	5%	5%	4%	-	-	-	-
Ireland
Natural gas (mmcf/d)	0.12	-	-	-	-	-	-	-	-	-	-	-
Total (boe/d)	20	-	-	-	-	-	-	-	-	-	-	-
% of consolidated	-	-	-	-	-	-	-	-	-	-	-	-
Australia
Crude oil (bbls/d)	7,824	6,433	5,865	5,672	6,134	6,567	6,483	7,110	6,189	7,070	7,363	5,287
% of consolidated	13%	11%	11%	11%	12%	13%	12%	15%	15%	17%	17%	14%
United States
Crude oil (bbls/d)	420	226	123	153	195	-	-	-	-	-	-	-
NGLs (bbls/d)	29	-	-	-	-	-	-	-	-	-	-	-
Natural gas (mmcf/d)	0.20	-	-	-	-	-	-	-	-	-	-	-
Total (boe/d)	483	226	123	153	195	-	-	-	-	-	-	-
% of consolidated	1%	-	-	-	-	-	-	-	-	-	-	-
Consolidated
Crude oil & NGLs (bbls/d)	34,043	32,786	32,783	31,220	31,668	31,501	33,076	29,458	27,800	28,609	28,413	25,014
% of consolidated	56%	58%	63%	62%	64%	63%	63%	63%	68%	69%	66%	65%
Natural gas (mmcf/d)	162.09	140.97	114.29	115.00	107.42	110.52	114.08	103.32	78.96	77.41	86.40	82.16
% of consolidated	44%	42%	37%	38%	36%	37%	37%	37%	32%	31%	34%	35%
Total (boe/d)	61,058	56,280	51,831	50,386	49,571	49,920	52,089	46,677	40,960	41,510	42,813	38,707

	2015	2014	2013	2012	2011	2010
Canada
Crude oil (bbls/d)	9,550	11,248	8,387	7,659	4,701	2,778
NGLs (bbls/d)	4,108	2,476	1,666	1,232	1,297	1,427
Natural gas (mmcf/d)	71.65	55.67	42.39	37.50	43.38	43.91
Total (boe/d)	25,598	23,001	17,117	15,142	13,227	11,524
% of consolidated	46%	47%	41%	40%	38%	36%
France
Crude oil (bbls/d)	12,267	11,011	10,873	9,952	8,110	8,347
Natural gas (mmcf/d)	0.97	-	3.40	3.59	0.95	0.92
Total (boe/d)	12,429	11,011	11,440	10,550	8,269	8,501
% of consolidated	23%	22%	28%	28%	23%	26%
Netherlands
NGLs (bbls/d)	99	77	64	67	58	35
Natural gas (mmcf/d)	44.76	38.20	35.42	34.11	32.88	28.31
Total (boe/d)	7,559	6,443	5,967	5,751	5,538	4,753
% of consolidated	14%	13%	15%	15%	16%	15%
Germany
Natural gas (mmcf/d)	15.78	14.99	-	-	-	-
Total (boe/d)	2,630	2,498	-	-	-	-
% of consolidated	5%	5%	-	-	-	-
Ireland
Natural gas (mmcf/d)	0.03	-	-	-	-	-
Total (boe/d)	5	-	-	-	-	-
% of consolidated	-	-	-	-	-	-
Australia
Crude oil (bbls/d)	6,454	6,571	6,481	6,360	8,168	7,354
% of consolidated	12%	13%	16%	17%	23%	23%
United States
Crude oil (bbls/d)	231	49	-	-	-	-
NGLs (bbls/d)	7	-
Natural gas (mmcf/d)	0.05	-	-	-	-	-
Total (boe/d)	247	49	-	-	-	-
% of consolidated	-	-	-	-	-	-
Consolidated
Crude oil & NGLs (bbls/d)	32,716	31,432	27,471	25,270	22,334	19,941
% of consolidated	60%	63%	67%	67%	63%	62%
Natural gas (mmcf/d)	133.24	108.85	81.21	75.20	77.21	73.14
% of consolidated	40%	37%	33%	33%	37%	38%
Total (boe/d)	54,922	49,573	41,005	37,803	35,202	32,132

Supplemental Table 5: Segmented Financial Results

	Three Months Ended December 31, 2015
($M)	Canada	France	Netherlands	Germany	Ireland	Australia	United States	Corporate	Total
Drilling and development	27,554	24,085	18,810	(441)	12,493	40,852	5,643	-	128,996
Oil and gas sales to external customers	73,952	63,411	37,243	9,840	57	47,952	1,864	-	234,319
Royalties	(7,146)	(7,198)	(224)	(1,166)	-	-	(551)	-	(16,285)
Revenue from external customers	66,806	56,213	37,019	8,674	57	47,952	1,313	-	218,034
Transportation expense	(3,784)	(4,275)	-	(508)	(1,580)	-	-	-	(10,147)
Operating expense	(24,575)	(15,792)	(6,263)	(4,788)	(15)	(13,941)	(271)	-	(65,645)
General and administration	(3,669)	(4,894)	(813)	(3,032)	(714)	(1,768)	(897)	3,356	(12,431)
PRRT	-	-	-	-	-	(1,054)	-	-	(1,054)
Corporate income taxes	-	4,529	(2,930)	-	-	1,201	-	313	3,113
Interest expense	-	-	-	-	-	-	-	(16,584)	(16,584)
Realized gain on derivative instruments	-	-	-	-	-	-	-	21,164	21,164
Realized foreign exchange loss	-	-	-	-	-	-	-	(252)	(252)
Realized other income	-	-	-	-	-	-	-	243	243
Fund flows from operations	34,778	35,781	27,013	346	(2,252)	32,390	145	8,240	136,441

	Year Ended December 31, 2015
($M)	Canada	France	Netherlands	Germany	Ireland	Australia	United States	Corporate	Total
Total assets	1,609,180	863,304	212,749	167,908	908,453	235,139	42,927	169,560	4,209,220
Drilling and development	201,508	92,265	47,325	5,363	66,409	61,741	12,250	-	486,861
Oil and gas sales to external customers	320,613	281,422	129,057	41,384	57	162,765	4,288	-	939,586
Royalties	(28,144)	(26,958)	(3,082)	(6,479)	-	-	(1,257)	-	(65,920)
Revenue from external customers	292,469	254,464	125,975	34,905	57	162,765	3,031	-	873,666
Transportation expense	(16,326)	(15,378)	-	(3,269)	(6,687)	-	-	-	(41,660)
Operating expense	(89,085)	(50,718)	(22,746)	(10,956)	(15)	(51,676)	(742)	-	(225,938)
General and administration	(16,888)	(20,217)	(4,158)	(7,386)	(2,517)	(5,754)	(3,836)	7,172	(53,584)
PRRT	-	-	-	-	-	(6,878)	-	-	(6,878)
Corporate income taxes	-	(23,764)	(12,152)	-	-	(7,230)	-	(1,091)	(44,237)
Interest expense	-	-	-	-	-	-	-	(59,852)	(59,852)
Realized gain on derivative instruments	-	-	-	-	-	-	-	41,356	41,356
Realized foreign exchange gain	-	-	-	-	-	-	-	623	623
Realized other income	-	31,775	-	-	-	-	-	896	32,671
Fund flows from operations	170,170	176,162	86,919	13,294	(9,162)	91,227	(1,547)	(10,896)	516,167

NON-GAAP FINANCIAL MEASURES

This MD&A includes references to certain financial measures which do not have standardized meanings prescribed by IFRS and are not disclosed in our audited consolidated financial statements.  As such, these financial measures are considered non-GAAP financial measures and therefore may not be comparable with similar measures presented by other issuers.

Fund flows from operations per basic and diluted share: Management assesses fund flows from operations on a per share basis as we believe this provides a measure of our operating performance after taking into account the issuance and potential future issuance of Vermilion common shares.  Fund flows from operations per basic share is calculated by dividing fund flows from operations by the basic weighted average shares outstanding as defined under IFRS.  Fund flows from operations per diluted share is calculated by dividing fund flows from operations by the sum of basic weighted average shares outstanding and incremental shares issuable under our equity based compensation plans as determined using the treasury stock method.

Free cash flow: Represents fund flows from operations in excess of capital expenditures.  We consider free cash flow to be a key measure as it is used to determine the funding available for investing and financing activities, including payment of dividends, repayment of long-term debt, reallocation to existing business units, and deployment into new ventures.

Net dividends:  We define net dividends as dividends declared less proceeds received for the issuance of shares pursuant to the dividend reinvestment plan.  Management monitors net dividends and net dividends as a percentage of fund flows from operations to assess our ability to pay dividends.

Payout:  We define payout as net dividends plus drilling and development, exploration and evaluation, dispositions and asset retirement obligations settled.  Management uses payout to assess the amount of cash distributed back to shareholders and re-invested in the business for maintaining production and organic growth.

Fund flows from operations (excluding Corrib) and Payout (excluding Corrib):  Management excludes expenditures relating to the Corrib project in assessing fund flows from operations (a non-GAAP financial measure) and payout in order to assess our ability to generate cash and finance organic growth from our current producing assets.

Diluted shares outstanding: Is the sum of shares outstanding at the period end plus outstanding awards under the VIP, based on current estimates of future performance factors and forfeiture rates.

Cash dividends per share: Represents cash dividends declared per share.

Total returns: Includes cash dividends per share and the change in Vermilion's share price on the Toronto Stock Exchange.

The following tables reconcile fund flows from operations (excluding Corrib), net dividends, payout, and diluted shares outstanding to their most directly comparable GAAP measures as presented in our financial statements:

	Three Months Ended			Year Ended
	Dec 31,	Sep 30,	Dec 31,	Dec 31,	Dec 31,
($M)	2015	2015	2014	2015	2014
Cash flows from operating activities	164,863	122,230	229,146	444,408	791,986
Changes in non-cash operating working capital	(33,343)	5,082	(49,865)	60,390	(3,077)
Asset retirement obligations settled	4,921	2,123	6,247	11,369	15,956
Fund flows from operations	136,441	129,435	185,528	516,167	804,865
Expenses related to Corrib	2,252	2,429	2,299	9,162	7,841
Fund flows from operations (excluding Corrib)	138,693	131,864	187,827	525,329	812,706

	Three Months Ended			Year Ended
	Dec 31,	Sep 30,	Dec 31,	Dec 31,	Dec 31,
($M)	2015	2015	2014	2015	2014
Dividends declared	71,965	71,244	69,119	283,575	272,732
Issuance of shares pursuant to the dividend reinvestment and Premium DividendTM plans	(46,764)	(44,590)	(20,980)	(155,033)	(79,430)
Net dividends	25,201	26,654	48,139	128,542	193,302
Drilling and development	128,996	93,381	151,395	486,861	618,689
Exploration and evaluation	-	-	14,848	-	69,035
Asset retirement obligations settled	4,921	2,123	6,247	11,369	15,956
Payout	159,118	122,158	220,629	626,772	896,982
Corrib drilling and development	(12,493)	(20,694)	(20,932)	(66,409)	(94,439)
Payout (excluding Corrib)	146,625	101,464	199,697	560,363	802,543

			As at
			Dec 31,	Sep 30,	Dec 31,
('000s of shares)			2015	2015	2014
Shares outstanding			111,991	110,818	107,303
Potential shares issuable pursuant to the VIP			3,033	2,825	3,031
Diluted shares outstanding			115,024	113,643	110,334

MANAGEMENT'S REPORT TO SHAREHOLDERS

Management's Responsibility for Financial Statements

The accompanying consolidated financial statements of Vermilion Energy Inc. are the responsibility of management and have been approved by the Board of Directors of Vermilion Energy Inc. The consolidated financial statements have been prepared in accordance with the accounting policies detailed in the notes to the consolidated financial statements and are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Where necessary, management has made informed judgments and estimates of transactions that were not yet completed at the balance sheet date. Financial information throughout the Annual Report is consistent with the consolidated financial statements.

Management ensures the integrity of the consolidated financial statements by maintaining high-quality systems of internal control. Procedures and policies are designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded, and that the financial records are reliable for preparation of the consolidated financial statements.  Deloitte LLP, Vermilion's external auditors, have conducted an audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and have provided their report.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board carries out this responsibility principally through the Audit Committee, which is appointed by the Board and is comprised entirely of independent Directors. The Committee meets periodically with management and Deloitte LLP to satisfy itself that each party is properly discharging its responsibilities and to review the consolidated financial statements, the Management's Discussion and Analysis and the external Auditor's Report before they are presented to the Board of Directors.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the criteria established in "Internal Control - Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management has assessed the effectiveness of Vermilion's internal control over financial reporting as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings.  Management concluded that Vermilion's internal control over financial reporting was effective as of December 31, 2015. The effectiveness of Vermilion's internal control over financial reporting as of December 31, 2015 has been audited by Deloitte LLP, the Company's Independent Registered Public Accounting Firm, who also audited the Company's consolidated financial statements for the year ended December 31, 2015.

("Lorenzo Donadeo")	("Curtis W. Hicks")

Lorenzo Donadeo Chief Executive Officer February 25, 2016	Curtis W. Hicks Executive Vice President & Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Vermilion Energy Inc.

We have audited the internal control over financial reporting of Vermilion Energy Inc. and subsidiaries (the "Company") as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015 of the Company and our report dated February 26, 2016 expressed an unqualified opinion on those financial statements.

("/s/Deloitte LLP")

Chartered Professional Accountants, Chartered Accountants February 26, 2016 Calgary, Canada

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Vermilion Energy Inc.

We have audited the accompanying consolidated financial statements of Vermilion Energy Inc. and subsidiaries (the "Company"), which comprise the consolidated balance sheets as at December 31, 2015 and December 31, 2014, and the consolidated statements of net earnings (loss) and comprehensive income (loss), cash flows, and changes in shareholders' equity for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Vermilion Energy Inc. and subsidiaries as at December 31, 2015 and December 31, 2014, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2016 expressed an unmodified opinion on the Company's internal control over financial reporting.

(To be signed "/s/Deloitte LLP")

Chartered Professional Accountants, Chartered Accountants February 26, 2016 Calgary, Canada

CONSOLIDATED BALANCE SHEETS
(THOUSANDS OF CANADIAN DOLLARS)

		December 31,	December 31,
	Note	2015	2014
ASSETS
Current
Cash and cash equivalents	17	41,676	120,405
Accounts receivable		160,499	171,820
Crude oil inventory		13,079	9,510
Derivative instruments	13	55,214	23,391
Prepaid expenses		14,310	13,033
		284,778	338,159

Derivative instruments	13	13,128	1,403
Deferred taxes	9	135,753	154,816
Exploration and evaluation assets	6	308,192	380,621
Capital assets	5	3,467,369	3,511,092
		4,209,220	4,386,091

LIABILITIES
Current
Accounts payable and accrued liabilities		248,747	298,196
Current portion of long-term debt	8	224,901	-
Dividends payable	10	24,077	23,070
Income taxes payable	9	6,006	44,463
		503,731	365,729

Long-term debt	8	1,162,998	1,238,080
Finance lease obligation	16	23,565	-
Asset retirement obligations	7	305,613	350,753
Deferred taxes	9	354,654	410,183
		2,350,561	2,364,745

SHAREHOLDERS' EQUITY
Shareholders' capital	10	2,181,089	1,959,021
Contributed surplus		107,946	92,188
Accumulated other comprehensive income		113,647	5,722
Deficit		(544,023)	(35,585)
		1,858,659	2,021,346
		4,209,220	4,386,091

APPROVED BY THE BOARD

(Signed "Joseph F. Killi")	(Signed "Lorenzo Donadeo")
Joseph F. Killi, Director	Lorenzo Donadeo, Director

CONSOLIDATED STATEMENTS OF NET EARNINGS (LOSS) AND COMPREHENSIVE INCOME (LOSS)
(THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

		Year Ended
		December 31,	December 31,
	Note	2015	2014
REVENUE
Petroleum and natural gas sales		939,586	1,419,628
Royalties		(65,920)	(108,000)
Petroleum and natural gas revenue		873,666	1,311,628

EXPENSES
Operating	21	225,938	232,307
Transportation		41,660	42,361
Equity based compensation	11	75,232	67,802
Gain on derivative instruments	13	(84,904)	(64,083)
Interest expense		59,852	49,655
General and administration	21	53,584	61,727
Foreign exchange (gain) loss		(9,410)	18,420
Other (income) expense		(31,663)	760
Accretion	7	23,911	23,913
Depletion and depreciation	5, 6	458,758	425,694
Impairment	5, 6	274,623	-
		1,087,581	858,556
EARNINGS (LOSS) BEFORE INCOME TAXES		(213,915)	453,072

INCOME TAXES	9
Deferred		(47,728)	26,410
Current		51,115	157,336
		3,387	183,746

NET EARNINGS (LOSS)		(217,302)	269,326

OTHER COMPREHENSIVE (LOSS) INCOME
Currency translation adjustments		107,925	(41,420)
COMPREHENSIVE (LOSS) INCOME		(109,377)	227,906

NET EARNINGS (LOSS) PER SHARE	12
Basic		(1.98)	2.55
Diluted		(1.98)	2.51

WEIGHTED AVERAGE SHARES OUTSTANDING ('000s)	12
Basic		109,642	105,448
Diluted		109,642	107,187

CONSOLIDATED STATEMENTS OF CASH FLOWS
(THOUSANDS OF CANADIAN DOLLARS)

		Year Ended
		December 31,	December 31,
	Note	2015	2014
OPERATING
Net earnings (loss)		(217,302)	269,326
Adjustments:
Accretion	7	23,911	23,913
Depletion and depreciation	5, 6	458,758	425,694
Impairment	5, 6	274,623	-
Unrealized gain on derivative instruments	13	(43,548)	(27,371)
Equity based compensation	11	75,232	67,802
Unrealized foreign exchange (gain) loss		(8,787)	17,599
Unrealized other expense		1,008	1,492
Deferred taxes	9	(47,728)	26,410
Asset retirement obligations settled	7	(11,369)	(15,956)
Changes in non-cash operating working capital	14	(60,390)	3,077
Cash flows from operating activities		444,408	791,986

INVESTING
Drilling and development	5	(486,861)	(618,689)
Exploration and evaluation	6	-	(69,035)
Property acquisitions	4, 5, 6	(28,897)	(220,726)
Corporate acquisitions, net of cash acquired	4	-	(176,179)
Changes in non-cash investing working capital	14	(25,980)	12,365
Cash flows used in investing activities		(541,738)	(1,072,264)

FINANCING
Increase in long-term debt	8	138,341	196,387
Decrease in finance lease obligation	16	(2,246)	-
Cash dividends	10	(127,535)	(190,657)
Cash flows from financing activities		8,560	5,730
Foreign exchange gain on cash held in foreign currencies		10,041	5,394

Net change in cash and cash equivalents		(78,729)	(269,154)
Cash and cash equivalents, beginning of year		120,405	389,559
Cash and cash equivalents, end of year	17	41,676	120,405

Supplementary information for operating activities - cash payments
Interest paid		62,911	50,801
Income taxes paid		92,907	166,993

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(THOUSANDS OF CANADIAN DOLLARS)

				Accumulated
				Other		Total
		Shareholders'	Contributed	Comprehensive		Shareholders'
	Note	Capital	Surplus	Income	Deficit	Equity
Balances as at January 1, 2014		1,618,443	75,427	47,142	(24,637)	1,716,375
Net earnings		-	-	-	269,326	269,326
Currency translation adjustments		-	-	(41,420)	-	(41,420)
Equity based compensation expense	11	-	67,081	-	-	67,081
Dividends declared	10	-	-	-	(272,732)	(272,732)
Shares issued pursuant to the
dividend reinvestment plan	10	79,430	-	-	-	79,430
Shares issued pursuant to
corporate acquisition	4, 10	204,960	-	-	-	204,960
Modification of equity based awards	11	-	(2,395)	-	-	(2,395)
Vesting of equity based awards	10, 11	47,925	(47,925)	-	-	-
Share-settled dividends
on vested equity based awards	10, 11	7,542	-	-	(7,542)	-
Shares issued pursuant to the bonus plan	10	721	-	-	-	721
Balances as at December 31, 2014		1,959,021	92,188	5,722	(35,585)	2,021,346

				Accumulated
				Other		Total
		Shareholders'	Contributed	Comprehensive		Shareholders'
	Note	Capital	Surplus	Income	Deficit	Equity
Balances as at January 1, 2015		1,959,021	92,188	5,722	(35,585)	2,021,346
Net loss		-	-	-	(217,302)	(217,302)
Currency translation adjustments		-	-	107,925	-	107,925
Equity based compensation expense	11	-	72,613	-	-	72,613
Dividends declared	10	-	-	-	(283,575)	(283,575)
Shares issued pursuant to the
dividend reinvestment and Premium
DividendTM plans	10	155,033	-	-	-	155,033
Vesting of equity based awards	10, 11	56,855	(56,855)	-	-	-
Share-settled dividends
on vested equity based awards	10, 11	7,561	-	-	(7,561)	-
Shares issued pursuant to the employee
savings and bonus plans	10	2,619	-	-	-	2,619
Balances as at December 31, 2015		2,181,089	107,946	113,647	(544,023)	1,858,659

DESCRIPTION OF EQUITY RESERVES

Shareholders' capital
Represents the recognized amount for common shares when issued, net of equity issuance costs and deferred taxes.

Contributed surplus
Represents the recognized value of employee awards which are settled in shares.  Once vested, the value of the awards is transferred to shareholders' capital.

Accumulated other comprehensive income
Represents the cumulative income and expenses which are not recorded immediately in net earnings (loss) and are accumulated until an event triggers recognition in net earnings (loss).  The current balance consists of currency translation adjustments resulting from translating financial statements of subsidiaries with a foreign functional currency to Canadian dollars at period-end rates.

Deficit
Represents the cumulative net earnings (loss) less distributed earnings of Vermilion Energy Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015 AND 2014
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1. BASIS OF PRESENTATION

Vermilion Energy Inc. (the "Company" or "Vermilion") is a corporation governed by the laws of the Province of Alberta and is actively engaged in the business of crude oil and natural gas exploration, development, acquisition and production.

These consolidated financial statements were approved and authorized for issuance by the Board of Directors of Vermilion on February 25, 2016.

2. SIGNIFICANT ACCOUNTING POLICIES

Accounting Framework
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Principles of Consolidation
Subsidiaries that are directly controlled by the parent company or indirectly controlled through other consolidated subsidiaries are fully consolidated.  Vermilion accounts for joint operations by recognizing its share of assets, liabilities, income and expenses.  All significant intercompany balances, transactions, income and expenses are eliminated upon consolidation.

Vermilion currently has no special purpose entities of which it retains control and accordingly the consolidated financial statements do not include the accounts of any such entities.

Exploration and Evaluation Assets
Vermilion accounts for exploration and evaluation of petroleum and natural gas property ("E&E") costs in accordance with IFRS 6 "Exploration for and Evaluation of Mineral Resources".  Costs incurred are classified as E&E costs when they relate to exploring and evaluating a property for which the Company has the licence or right to explore and extract resources.

E&E costs related to each license or prospect area are initially capitalized within E&E assets.  E&E costs that are capitalized may include costs of licence acquisitions, technical services and studies, seismic acquisitions, exploration drilling and testing, directly attributable overhead and administration expenses and, if applicable, the estimated costs of retiring the assets.  Any costs incurred prior to the acquisition of the legal rights to explore an area are expensed as incurred.

E&E assets are not initially depleted and are carried at cost until technical feasibility and commercial viability of the area can be determined.  The technical feasibility and commercial viability of extracting the reserves is considered to be determinable when proven and probable reserves are identified.  If proven and probable reserves are identified as recoverable, the related E&E costs are reclassified to Petroleum and Natural Gas ("PNG") assets pending an impairment test.  If reserves are not found within the license area or the area is abandoned, the related E&E costs are amortized over a period not greater than five years.

Petroleum and Natural Gas Assets
Vermilion recognizes PNG assets at cost less accumulated depletion, depreciation and impairment losses.  Directly attributable costs incurred for the drilling of development wells and for the construction of production facilities are capitalized together with the discounted value of estimated future costs of asset retirement obligations.  When components of PNG assets are replaced, disposed of, or no longer in use, they are derecognized.

Gains and losses on disposal of a component of PNG assets, including oil and gas interests, are determined by comparing the proceeds of disposal with the carrying amount of the component, and are recognized in net earnings (loss).

Depletion and Depreciation
Vermilion classifies its assets into PNG depletion units, which are groups of assets or properties that are within a specific production area and have similar economic lives.  The PNG depletion units represent the lowest level of disaggregation for which Vermilion accumulates costs for the purposes of calculating and recording depletion and depreciation.

The net carrying value of each PNG depletion unit is depleted using the unit of production method by reference to the ratio of production in the period to the total proven and probable reserves, taking into account the future development costs necessary to bring the applicable reserves into production.  The reserve estimates are reviewed annually by management or when material changes occur to the underlying assumptions.

For the purposes of the depletion calculations, oil and gas reserves are converted to a common unit of measure on the basis of their relative energy content based on a conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent.

Furniture and office equipment are recorded at cost and are depreciated on a declining-balance basis.

Impairment of Long-Lived Assets
E&E assets are tested for impairment when reclassified to PNG assets or when indicators of impairment are identified.  If indicators of impairment are identified, E&E assets are tested for impairment as part of the group of Cash Generating Units ("CGUs") attributable to the jurisdiction in which the exploration area resides.

PNG depletion units are aggregated into CGUs for impairment testing.  The determination of CGUs is based on management's judgment and represents the lowest level at which there are identifiable cash inflows that are largely independent of the cash inflows of other groups of assets or properties.  CGUs are reviewed for indicators that the carrying value of the CGU may exceed its recoverable amount.  If an indication of impairment exists, the CGU's recoverable amount is then estimated.  A CGU's recoverable amount is defined as the higher of the fair value less costs to sell and its value in use.  If the carrying amount exceeds its recoverable amount, an impairment loss is recorded to net earnings (loss) in the period to reduce the carrying value of the CGU to its recoverable amount.

For PNG assets and E&E assets, when there has been an impairment loss recognized, at each reporting date an assessment is performed as to whether the circumstances which led to the impairment loss have reversed.  If the change in circumstances leads to the recoverable amount being higher than the carrying value after recognition of an impairment, that impairment loss is reversed, with such reversal not to exceed the depreciated value of the asset had no impairment loss been previously recognized.

Finance leases
Finance leases, which transfer substantially all the risks and rewards incidental to legal ownership, are recognized at the commencement of the least term. The lease obligation and corresponding capitalized lease asset are measured at the lower of fair value of the leased property or the present value of the minimum lease payments, which are determined at the inception of the lease. Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Cash and Cash Equivalents
Cash and cash equivalents include monies on deposit and short-term investments, which are comprised primarily of guaranteed investment certificates.

Crude Oil Inventory
Inventories of crude oil, consisting of production for which title has not yet transferred to the customer, are valued at the lower of cost or net realizable value.  Cost is determined on a weighted-average basis and includes related operating expenses, royalties, and depletion.

Provisions and Asset Retirement Obligations
Vermilion recognizes a provision or asset retirement obligation in the consolidated financial statements when an event gives rise to an obligation of uncertain timing or amount.

The estimated present value of the asset retirement obligation is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset.  This increase is depleted with the related depletion unit and is allocated to a CGU for impairment testing.  The liability recorded is increased each reporting period due to the passage of time and this change is charged to net earnings (loss) in the period as accretion expense.  The asset retirement obligation can also increase or decrease due to changes in the estimated timing of cash flows, changes in the discount rate and/or changes in the original estimated undiscounted costs. Increases or decreases in the obligation will result in a corresponding change in the carrying amount of the related asset.  Actual costs incurred upon settlement of the asset retirement obligation are charged against the asset retirement obligation to the extent of the liability recorded. Vermilion discounts the costs related to asset retirement obligations using the discount rate that reflects current market assessment of the time value of money and risks specific to the liabilities that have not been reflected in the cash flow estimates.  Vermilion applies discount rates applicable to each of the jurisdictions in which it has future asset retirement obligations. Asset retirement obligations are remeasured at each reporting period in order to reflect the discount rates in effect at that time.

A provision for onerous contracts is recognized when the expected benefits to be derived by Vermilion from a contract are lower than the unavoidable cost of meeting the obligations under the contract. The provision is measured at the lower of the expected cost of terminating the contract and the present value of the expected net cost of the remaining term of the contract.  Before a provision is established, Vermilion first recognizes any impairment loss on assets associated with the onerous contract. For the periods presented in the consolidated financial statements, there were no onerous contracts recognized.

Revenue Recognition
Revenues associated with the sale of crude oil, natural gas and natural gas liquids are recorded when title passes to the customer.  For the majority of Canadian oil and natural gas production, legal title transfers upon delivery to major pipelines.  In Australia, oil is sold at the Wandoo B Platform. In the Netherlands, natural gas is sold at the plant gate. In Germany, natural gas is sold upon delivery to major pipelines. In France, oil is sold either when delivered to the refinery by pipeline or when delivered to the refinery via tanker. In the United States, oil is sold when transferred to the truck from the tank and natural gas is sold at a custody transfer meter on location.

Financial Instruments
Cash and cash equivalents are classified as held for trading and are measured at fair value.  A gain or loss arising from a change in the fair value is recognized in net earnings (loss) in the period in which it occurs.

Accounts receivable are classified as loans and receivables and are initially measured at fair value and are then subsequently measured at amortized cost.  The carrying value of accounts receivable approximates the fair value due to the short-term nature of these instruments.

Accounts payable and accrued liabilities, dividends payable, finance lease, and long-term debt have been classified as other financial liabilities and are initially recognized at fair value and are subsequently measured at amortized cost.  Transaction costs and discounts are recorded against the fair value of long-term debt on initial recognition.

All derivative instruments have been classified as held for trading and are measured at fair value.  A gain or loss arising from a change in the fair value is recognized in net earnings (loss) in the period in which it occurs.

Equity Based Compensation
Vermilion has long-term equity based compensation plans for directors, officers and employees of Vermilion and its subsidiaries.  Equity based compensation expense is recognized in net earnings (loss) over the vesting period of the awards with a corresponding adjustment to contributed surplus.  Upon vesting, the amount previously recognized in contributed surplus is reclassified to shareholders' capital.

The expense recognized is based on the grant date fair value of the awards and incorporates an estimate of the forfeiture rate based on historical vesting data.  The grant date fair value of the awards is determined as the grant date closing price of Vermilion's common shares on the Toronto Stock Exchange, adjusted by the Company's estimate of the performance factor that will ultimately be achieved.

Per Share Amounts
Net earnings (loss) per share is calculated using the weighted-average number of shares outstanding during the period.  Diluted net earnings per share is calculated using the diluted weighted-average number of shares outstanding during the period.  The diluted weighted-average number of shares is determined by considering whether equity based compensation plans, if converted during the year, would result in reduced net earnings per share.

The treasury stock method is used to determine the dilutive effect of equity based compensation plans.  The treasury stock method assumes that the deemed proceeds related to unrecognized equity based compensation expense are used to repurchase shares at the average market price during the period.  Equity based awards outstanding are included in the calculation of diluted net earnings per share based on estimated performance factors.

Foreign Currency Translation
The consolidated financial statements are presented in Canadian dollars, which is Vermilion's reporting currency. As several of Vermilion's subsidiaries transact and operate primarily in countries other than Canada, they accordingly have functional currencies other than the Canadian dollar.

Transactions denominated in currencies other than the functional currency of the subsidiary are translated to the functional currency at the prevailing rates on the date of the transaction.  Non-monetary assets or liabilities that result from such transactions are held at the prevailing rate on the date of the transaction.  Monetary items denominated in non-functional currencies are translated to the functional currency of the subsidiary at the prevailing rate at the balance sheet date.  All translations associated with currencies other than the respective functional currencies are recorded in net earnings (loss).

Translation of all assets and liabilities from the respective functional currencies to the reporting currency are performed using the rates prevailing at the balance sheet date.  The differences arising upon translation from the functional currency to the reporting currency are recorded as currency translation adjustments in other comprehensive income (loss) and are held within accumulated other comprehensive income (loss) until a disposal or partial disposal of a subsidiary. A disposal or partial disposal may give rise to a realized gain or loss, which is recorded in net earnings (loss).

Within the consolidated group there are outstanding intercompany loans which in substance represent investments in certain subsidiaries.  When these loans are identified as part of the net investment in a foreign subsidiary, any exchange differences arising on those loans are recorded to currency translation adjustments within other comprehensive income (loss) until the disposal or partial disposal of the subsidiary.

Income Taxes
Deferred taxes are calculated using the liability method of accounting.  Under this method, deferred tax is recognized for the estimated effect of any temporary differences between the amounts recognized on Vermilion's consolidated balance sheets and respective tax basis.  This calculation uses enacted or substantively enacted tax rates that will be in effect when the temporary differences are expected to reverse.  The effect of a change in tax rates on deferred taxes is recognized in net earnings (loss) in the period in which the related legislation is substantively enacted.

Deferred tax assets are reviewed each reporting period and a valuation allowance is recognized if available evidence indicates that it is not probable that all or a part of a deferred tax asset will be utilized in future periods.  A previously recognized valuation allowance is removed when available evidence indicates that all or a part of the valuation allowance is no longer required.

Vermilion is subject to current income taxes based on the tax legislation of each respective country in which Vermilion conducts business.

Borrowing Costs
Borrowing costs that are directly attributable to the acquisition or construction of an asset that necessarily takes a substantial period of time to prepare for its intended use are capitalized as part of the cost of that asset.  Borrowing costs are capitalized by applying interest rates attributable to the project being financed and could include both general and/or specific borrowings. Interest rates applied from general borrowings are computed using the weighted average borrowing rate for the period.

Measurement Uncertainty
The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses for the periods presented.

Key areas where management has made complex or subjective judgments include asset retirement obligations, assessment of impairment or recovery of impairment of long-lived assets and income taxes.  Actual results could differ significantly from these and other estimates.

Asset Retirement Obligations
Vermilion's asset retirement obligations are based on the expected cost of adherence to environmental regulations and estimates of the amount and timing of future expenditures.  Changes in environmental regulations, the estimated costs associated with reclamation activities, the discount rate applied and the timing of expenditures could materially impact Vermilion's measurement of the obligations and, correspondingly, impact Vermilion's financial position and net earnings (loss).

Assessment of Impairments or Recovery of Previous Impairments
Impairment tests are performed at a CGU level.  CGUs are determined based on management's judgment of the lowest level at which there is identifiable cash inflows that are largely independent of the cash inflows of other groups of assets or properties.  The factors used by Vermilion to determine CGUs may vary by country due to the unique operating and geographic circumstances in each country.  However, in general, Vermilion will assess the following factors in determining whether a group of assets generate largely independent cash inflows: geographic proximity of the assets within a group to one another, geographic proximity of the group of assets to other groups of assets, homogeneity of the production from the group of assets and the sharing of infrastructure used to process and/or transport production.

The calculation of the recoverable amount of the CGUs is based on market factors, estimates of PNG reserves and future costs required to develop reserves.  Vermilion's reserve estimates and the related future cash flows are subject to measurement uncertainty, and the impact on the consolidated financial statements of future periods could be material.  Considerable management judgment is used in determining the recoverable amount of PNG assets, including determining the quantity of reserves, the time horizon to develop and produce such reserves and the estimated revenues and expenditures of such production.

Income Taxes
Tax interpretations, regulations, and legislation in the various jurisdictions in which Vermilion and its subsidiaries operate are subject to change and interpretation.  Such changes can affect the timing of the reversal of temporary tax differences, the tax rates in effect when such differences reverse and Vermilion's ability to use tax losses and other tax pools in the future.  The Company's income tax filings are subject to audit by taxation authorities in numerous jurisdictions and the results of such audits may increase or decrease the tax liability.  The determination of current and deferred tax amounts recognized in the consolidated financial statements are based on management's assessment of the tax positions, which includes consideration of their technical merits, communications with tax authorities and management's view of the most likely outcome.

3. CHANGES TO ACCOUNTING PRONOUNCEMENTS

Accounting pronouncements not yet adopted

The impacts of the adoption of the following pronouncements are currently being evaluated.

IFRS 9 "Financial Instruments"
On July 24, 2014, the IASB issued the final element of its comprehensive response to the financial crisis by issuing IFRS 9 "Financial Instruments".  The improvements introduced by IFRS 9 includes a model for classification and measurement, a single, forward-looking 'expected loss' impairment model and a substantially-reformed approach to hedge accounting.  Vermilion will adopt the standard for reporting periods beginning January 1, 2018.

IFRS 15 "Revenue from Contracts with Customers"
On May 28, 2014, the IASB issued IFRS 15 "Revenue from Contracts with Customers", a new standard that specifies recognition requirements for revenue as well as requiring entities to provide the users of financial statements with more informative and relevant disclosures.  The standard replaces IAS 11 "Construction Contracts" and IAS 18 "Revenue" as well as a number of revenue-related interpretations.  Vermilion will adopt the standard for reporting periods beginning January 1, 2018.

IFRS 16 "Leases"
On January 13, 2016, the IASB issued IFRS 16, "Leases", a new standard which will replace IAS 17, "Leases".  Under IFRS 16, a single recognition and measurement model will apply for lessees which will require recognition of assets and liabilities for most leases. Vermilion will adopt the standard for reporting periods beginning January 1, 2019.

4. BUSINESS COMBINATIONS

Property acquisition:

Germany

In February of 2014, Vermilion acquired, through a wholly-owned subsidiary, GDF's 25% interest in four producing natural gas fields and a surrounding exploration license located in northwest Germany. GDF is an affiliate of GDF Suez S.A., a publicly traded, French multinational utility. The acquisition represented Vermilion's entry into the German E&P business, a producing region with a long history of oil and gas development activity, low political risk and strong marketing fundamentals. The acquisition was well aligned with Vermilion's European focus, and has increased the company's exposure to the strong fundamentals and pricing of the European natural gas markets. The acquisition closed in February of 2014 for cash proceeds of $172.9 million. Vermilion funded this acquisition with existing credit facilities.

The acquired assets were comprised of four gas producing fields across eleven production licenses and included both exploration and production licenses that comprised a total of 207,000 gross acres, of which 85% was in the exploration license.

The acquisition was accounted for as a business combination with the fair value of the assets acquired and liabilities assumed at the date of acquisition summarized as follows:

($M)	Consideration
Cash paid to vendor	172,871
Total consideration	172,871

($M)	Allocation of Consideration
Petroleum and natural gas assets	158,840
Exploration and evaluation	16,065
Asset retirement obligations assumed	(2,030)
Deferred tax liabilities	(4)
Net assets acquired	172,871

The results of operations from the assets acquired were included in Vermilion's consolidated financial statements beginning February of 2014 and had contributed net revenues of $33.3 million and a net loss of $0.3 million for the year ended December 31, 2014.

Had the acquisition occurred on January 1, 2014, management estimates that consolidated revenues would have increased by an additional $4.6 million and consolidated net earnings would have increased by $0.9 million for the year ended December 31, 2014.

Corporate acquisitions:

a)  Elkhorn Resources Inc.

On April 29, 2014, Vermilion acquired Elkhorn Resources Inc., a private southeast Saskatchewan producer.  The acquisition created a new core area for Vermilion in the Williston Basin.

The acquired assets included approximately 57,000 net acres of land (approximately 80% undeveloped), seven oil batteries, and preferential access to a minimum of 50% of capacity at a solution gas facility.

Total consideration was comprised of $180.4 million of cash, which was funded with existing credit facilities, and the issuance of 2.8 million Vermilion common shares valued at approximately $205.0 million (based on the closing price per Vermilion common share of $72.50 on the Toronto Stock Exchange on April 29, 2014).

The acquisition was accounted for as a business combination with the fair value of the assets acquired and liabilities assumed at the date of acquisition summarized as follows:

($M)	Consideration
Cash paid to shareholders of Elkhorn Resources Inc.	180,353
Shares issued pursuant to corporate acquisition	204,960
Total consideration	385,313

($M)	Allocation of Consideration
Petroleum and natural gas assets	390,523
Exploration and evaluation	138,264
Asset retirement obligations assumed	(5,974)
Deferred tax liabilities	(89,437)
Long-term debt assumed	(47,526)
Cash acquired	4,174
Acquired non-cash working capital deficiency	(4,711)
Net assets acquired	385,313

The results of operations from the assets acquired were included in Vermilion's consolidated financial statements beginning April 29, 2014 and contributed revenues of $50.6 million and operating income of $39.8 million for the year ended December 31, 2014.

Had the acquisition occurred on January 1, 2014, management estimates that consolidated revenues would have increased by an additional $8.8 million and consolidated operating income would have increased by $7.0 million for the year ended December 31, 2014. In determining the pro-forma amounts, management had assumed that the fair value adjustments, determined provisionally, that arose at the date of acquisition would have been the same if the acquisition had occurred on January 1, 2014.   It is impracticable to derive all amounts necessary to determine the impact on net earnings from the acquisition as the acquired company was immediately merged with Vermilion's operations.

5. CAPITAL ASSETS

The following table reconciles the change in Vermilion's capital assets:

	Petroleum and	Furniture and	Total
($M)	Natural Gas Assets	Office Equipment	Capital Assets
Balance at January 1, 2014	2,784,634	15,211	2,799,845
Additions	608,709	9,980	618,689
Property acquisitions	176,625	-	176,625
Corporate acquisitions	390,523	-	390,523
Changes in estimate for asset retirement obligations	19,107	-	19,107
Depletion and depreciation	(412,768)	(5,072)	(417,840)
Effect of movements in foreign exchange rates	(75,635)	(222)	(75,857)
Balance at December 31, 2014	3,491,195	19,897	3,511,092
Additions	482,574	4,287	486,861
Property acquisitions	27,731	-	27,731
Changes in estimate for asset retirement obligations	(78,429)	-	(78,429)
Depletion and depreciation	(431,889)	(6,453)	(438,342)
Recognition of finance lease asset (1)	31,028	-	31,028
Impairment (2)	(219,808)	-	(219,808)
Effect of movements in foreign exchange rates	146,641	595	147,236
Balance at December 31, 2015	3,449,043	18,326	3,467,369

Cost	5,114,188	54,723	5,168,911
Accumulated depletion and depreciation	(1,622,993)	(34,826)	(1,657,819)
Carrying amount at December 31, 2014	3,491,195	19,897	3,511,092

Cost	5,624,809	57,652	5,682,461
Accumulated depletion and depreciation	(2,175,766)	(39,326)	(2,215,092)
Carrying amount at December 31, 2015	3,449,043	18,326	3,467,369

(1)	Refer to Financial Statement Note 16 - Leases
(2)	Refer to Financial Statement Note 6 - Exploration and Evaluation Assets

Depletion and depreciation rates
PNG assets (unit of production method)
Furniture and office equipment (declining balance at rates of 5% to 25%)

Capitalized overhead
During the year ended December 31, 2015, Vermilion capitalized $5.1 million (2014 - $7.7 million) of overhead costs directly attributable to PNG activities.

Impairments
On a quarterly basis, Vermilion performs an assessment as to whether any CGUs have indicators of impairment.  When indicators of impairment are identified, Vermilion assesses the recoverable amount of the applicable CGU based on the higher of the estimated fair value less costs to sell and value in use as at the reporting date.  The estimated recoverable amount takes into account commodity price forecasts, expected production, estimated costs and timing of development, and undeveloped land values.

As a result of declines in commodity price forecasts, which decreased expected cash flows, Vermilion recorded a non-cash impairment charge of $131.6 million in the Canada segment for the three months ended December 31, 2015 ($274.6 million for the year ended December 31, 2015, of which $219.8 million related to PNG assets and $54.8 million related to E&E assets). The recoverable amount of each CGU was determined using a value in use approach based on 2015 year end reserves and resource data, an after-tax discount rate of 9% for proved and probable reserves, and an after-tax discount rate of 15% on resources carried within exploration and evaluation assets.

This impairment charge in the year ended December 31, 2015 related to the light crude oil play in Saskatchewan, Canada ($267.9 million based on a recoverable amount of $266.8 million) and the shallow coal bed methane properties in Alberta, Canada ($6.7 million based on a recoverable amount of $19.7 million). The determination of impairment is sensitive to changes in key judgments, including reserve or resource revisions, changes in forward commodity prices and exchange rates, and changes in costs and timing of development. Changes in these key judgments would impact the recoverable amount of CGUs, therefore resulting in additional impairment charges or recoveries. For the year ended December 31, 2015, a one percent increase in the assumed discount rate on expected cash flows of the Saskatchewan light crude oil and Alberta shallow coal bed methane CGUs would result in an additional impairment of $19.5 million, and a five percent decrease in commodity prices would result in an additional impairment of $33.3 million.

Vermilion also identified indicators of impairment on the Ireland CGU which consists of Vermilion's non-operating interest in offshore Corrib natural gas field, but determined that the recoverable amount exceeded its carrying value and accordingly, no impairment charge was recorded. For the year ended December 31, 2015, a one percent increase in the assumed discount rate on expected cash flows of the Ireland CGU would have resulted in impairment of $21.9 million, and a five percent decrease in commodity prices would result in an impairment of $33.6 million.

The following table outlines the forward commodity price estimates that were used in the calculation of recoverable amounts:

Forward Commodity Price Assumptions (1)
	WTI Oil (US $/bbl)	AECO Gas (CDN $/mmbtu)	Blended NGLs (2) (CDN $/bbl)	NBP Gas (US $/mmbtu)	CDN $/US $ Exchange Rate
2016	44.00	2.76	30.27	5.55	0.73
2017	52.00	3.27	35.76	5.68	0.75
2018	58.00	3.45	39.04	6.10	0.78
2019	64.00	3.63	42.96	6.70	0.80
2020	70.00	3.81	45.85	7.30	0.83
2021	75.00	3.90	47.86	7.80	0.85
2022	80.00	4.10	51.23	8.30	0.85
2023	85.00	4.30	54.59	8.80	0.85
2024	87.88	4.50	56.05	9.14	0.85
2025	89.63	4.60	57.18	9.32	0.85
Thereafter	+2.0% per year	+2.0% per year	+2.0% per year	+2.0% per year	0.85

(1)	Source: GLJ Petroleum Consultants price forecast, effective January 1, 2016.
(2)	The price of blended NGLs shown above is determined used a simple average for Ethane, Propane, Butane, and C5+.

6. EXPLORATION AND EVALUATION ASSETS

The following table reconciles the change in Vermilion's exploration and evaluation assets:

($M)	Exploration and Evaluation Assets
Balance at January 1, 2014	136,259
Additions	69,035
Changes in estimate for asset retirement obligations	22
Property acquisitions	46,135
Corporate acquisitions	138,264
Depreciation	(5,038)
Effect of movements in foreign exchange rates	(4,056)
Balance at December 31, 2014	380,621
Changes in estimate for asset retirement obligations	(130)
Property acquisitions	1,166
Depreciation	(21,893)
Impairment (1)	(54,815)
Effect of movements in foreign exchange rates	3,243
Balance at December 31, 2015	308,192

Cost	399,348
Accumulated depreciation	(18,727)
Carrying amount at December 31, 2014	380,621

Cost	362,919
Accumulated depreciation	(54,727)
Carrying amount at December 31, 2015	308,192

(1)	Refer to Financial Statement Note 5 - Capital Assets

7. ASSET RETIREMENT OBLIGATIONS

The following table reconciles the change in Vermilion's asset retirement obligations:

($M)	Asset Retirement Obligations
Balance at January 1, 2014	326,162
Additional obligations recognized	22,565
Changes in estimates for asset retirement obligations	(3,434)
Obligations settled	(15,956)
Accretion	23,913
Changes in discount rates	9,404
Effect of movements in foreign exchange rates	(11,901)
Balance at December 31, 2014	350,753
Additional obligations recognized	3,550
Changes in estimates for asset retirement obligations	1,117
Obligations settled	(11,369)
Accretion	23,911
Changes in discount rates	(83,226)
Effect of movements in foreign exchange rates	20,877
Balance at December 31, 2015	305,613

Vermilion has estimated the net present value of its asset retirement obligations to be $305.6 million as at December 31, 2015 (2014 - $350.8 million) based on a total undiscounted future liability, after inflation adjustment, of $1.3 billion (2014 - $1.3 billion).  These payments are expected to be made between 2016 and 2064.  Vermilion calculated the present value of the obligations using discount rates between 7.1% and 10.3% (2014 - between 5.7% and 7.9%) to reflect the market assessment of the time value of money as well as risks specific to the liabilities that have not been included in the cash flow estimates.  Inflation rates used in determining the cash flow estimates were between 0.6% and 2.4% (2014 - between 0.8% and 2.4%).

Vermilion reviews annually its estimates of the expected costs to reclaim the net interest in its wells and facilities.  The resulting changes are categorized as changes in estimates for existing obligations in the preceding table.  The decrease in the liability for the year ended December 31, 2015 primarily resulted from an overall increase in the discount rates applied to the abandonment obligations.

8. LONG-TERM DEBT

The following table summarizes Vermilion's outstanding long-term debt:

	As at
($M)	Dec 31, 2015	Dec 31, 2014
Revolving credit facility	1,162,998	1,014,067
Senior unsecured notes (1)	224,901	224,013
Long-term debt	1,387,899	1,238,080

(1)	The senior unsecured notes, which matured on February 10, 2016, are included in the current portion of long-term debt as at December 31, 2015.

Revolving Credit Facility

At December 31, 2015, Vermilion had in place a bank revolving credit facility totalling $2 billion, of which approximately $1.16 billion was drawn.  The facility, which matures on May 31, 2019, is fully revolving up to the date of maturity.

The facility is extendable from time to time, but not more than once per year, for a period not longer than four years, at the option of the lenders and upon notice from Vermilion.  If no extension is granted by the lenders, the amounts owing pursuant to the facility are due at the maturity date.  This facility bears interest at a rate applicable to demand loans plus applicable margins.  For the year ended December 31, 2015, the interest rate on the revolving credit facility was approximately 3.1% (2014 - 3.1%).

The amount available to Vermilion under this facility is reduced by certain outstanding letters of credit associated with Vermilion's operations totalling $25.2 million as at December 31, 2015 (December 31, 2014 - $8.6 million).

The facility is secured by various fixed and floating charges against the subsidiaries of Vermilion.  Under the terms of the facility, Vermilion must maintain:

•	A ratio of total borrowings (defined as amounts classified as "Long-term debt", "Current portion of long term debt", and "Finance lease obligation" on the balance sheet and referred to collectively as consolidated total debt), to consolidated net earnings before interest, income taxes, depreciation, accretion and other certain non-cash items (defined as consolidated EBITDA) of not greater than 4.0.
•	A ratio of consolidated total senior debt (defined as consolidated total debt excluding unsecured and subordinated debt) to consolidated EBITDA of not greater than 3.0.
•	A ratio of consolidated total senior debt to total capitalization (defined as amounts classified as "Shareholders' equity" on the balance sheet plus consolidated total senior debt as defined above) of not greater than 50%.

As at December 31, 2015, Vermilion was in compliance with all financial covenants.

Senior Unsecured Notes

On February 10, 2011, Vermilion issued $225.0 million of senior unsecured notes at par.  The notes bear interest at a rate of 6.5% per annum and matured on February 10, 2016.  As direct senior unsecured obligations of Vermilion, the notes ranked pari passu with all other present and future unsecured and unsubordinated indebtedness of the Company.  The notes were initially recognized at fair value net of transaction costs and were subsequently measured at amortized cost using an effective interest rate of 7.1%.

Subsequent to December 31, 2015, Vermilion repaid the senior unsecured notes using funds from the revolving credit facility.

9. INCOME TAXES

Deferred taxes

The net deferred income tax liability at December 31, 2015 and 2014 is comprised of the following:

	Year Ended
($M)	Dec 31, 2015	Dec 31, 2014
Deferred income tax liabilities:
Derivative contracts	(18,452)	(5,965)
Capital assets	(349,664)	(445,457)
Asset retirement obligations	(130,904)	(96,616)
Unrealized foreign exchange	(16,300)	(14,507)
Other	(10,767)	(13,164)
Deferred income tax assets:
Capital assets	77,343	72,821
Non-capital losses	175,477	178,222
Asset retirement obligations	51,958	65,760
Unrealized foreign exchange	-	720
Other	2,408	2,819
Net deferred income tax liability	(218,901)	(255,367)
Comprised of:
Deferred income tax assets	135,753	154,816
Deferred income tax liability	(354,654)	(410,183)
Net deferred income tax liability	(218,901)	(255,367)

Income tax expense differs from the amount that would have been expected if the reported earnings had been subject only to the statutory Canadian income tax rate of 26.2% (2014 - 25.5%), as follows:

	Year Ended
($M)	Dec 31, 2015	Dec 31, 2014
Earnings (loss) before income taxes	(213,915)	453,072
Canadian corporate tax rate	26.2% (1)	25.5%
Expected tax expense (recovery)	(56,046)	115,533
Increase (decrease) in taxes resulting from:
Petroleum resource rent tax rate (PRRT) differential (2)	8,310	37,035
Foreign tax rate differentials (2), (3)	(8,096)	3,492
Equity based compensation expense	14,000	17,290
Amended returns and changes to estimated tax pools and tax positions	(6,856)	(7,512)
Changes in statutory tax rates and the estimated reversal rates associated with temporary differences	1,733	16,429
Valuation allowance	51,736	-
Other non-deductible items	(1,394)	1,479
Provision for income taxes	3,387	183,746

(1)	The corporate tax rate increased to 26.2% in 2015 from 25.5% in 2014 due to the Alberta corporate tax rate increase of 2.0% effective July 1, 2015.
(2)	In Australia, current taxes include both corporate income tax rates and PRRT. Corporate income tax rates were applied at a rate of 30% and PRRT was applied at a rate of 40%.
(3)	The combined tax rate was 34.4% in France, 46.0% in the Netherlands, 24.2% in Germany, 25% in Ireland, and 35% in the United States.
The corporate tax rate for Germany increased to 24.2% (2014 - 22.8%) due to a trade tax increase of 1.4% effective January 2015.

10. SHAREHOLDERS' CAPITAL

The following table reconciles the change in Vermilion's shareholders' capital:

Shareholders' Capital	Number of Shares ('000s)	Amount ($M)
Balance as at January 1, 2014	102,123	1,618,443
Shares issued pursuant to corporate acquisition	2,827	204,960
Shares issued pursuant to the dividend reinvestment plan	1,279	79,430
Vesting of equity based awards	955	47,925
Share-settled dividends on vested equity based awards	108	7,542
Shares issued pursuant to the bonus plan	11	721
Balance as at December 31, 2014	107,303	1,959,021
Shares issued pursuant to the dividend reinvestment and Premium DividendTM plans	3,338	155,033
Vesting of equity based awards	1,158	56,855
Share-settled dividends on vested equity based awards	135	7,561
Shares issued pursuant to the employee savings and bonus plans	57	2,619
Balance as at December 31, 2015	111,991	2,181,089

Vermilion is authorized to issue an unlimited number of common shares with no par value.

Dividends

Dividends declared to shareholders for the year ended December 31, 2015 were $283.6 million (2014 - $272.7 million).  Dividends are approved by the Board of Directors and are paid monthly.  Vermilion has a dividend reinvestment plan ("DRIP") which allows eligible holders of common shares to purchase additional common shares at a 3% discount to market by reinvesting their cash dividends. Additionally, an amendment to the existing DRIP to include a Premium Dividend™ Component was announced in February 2015. With the addition of the Premium Dividend™ Component eligible shareholders have the option to reinvest their dividends in new common shares which are exchanged for a premium cash payment equal to 101.5% of the reinvested dividends.

Subsequent to the end of year-end and prior to the consolidated financial statements being authorized for issue on February 25, 2016, Vermilion declared dividends totalling $48.5 million or $0.215 per share for each of January and February of 2016.

11. EQUITY BASED COMPENSATION

The following table summarizes the number of awards outstanding under the Vermilion Incentive Plan ("VIP"):

Number of Awards ('000s)	2015	2014
Opening balance	1,775	1,665
Granted	609	707
Vested	(587)	(515)
Modified	-	(21)
Forfeited	(86)	(61)
Closing balance	1,711	1,775

The fair value of a VIP award is determined on the grant date at the closing price of Vermilion's common shares on the Toronto Stock Exchange, adjusted by the estimated performance factor that will ultimately be achieved.  Dividends, which notionally accrue to the awards during the vesting period, are not included in the determination of grant date fair values.  For the year ended December 31, 2015, the awards granted had a weighted average fair value of $80.70 (2014 - $101.63).

The performance factor is determined by the Board of Directors after consideration of Company performance using Vermilion's balanced scorecard metrics including, but not limited to, relative total shareholder return, financial and operational performance, and performance on strategic objectives.

The expense recognized is based on the grant date fair value of the awards and incorporates an estimate of forfeiture rate based on historical vesting data.  For the year ended December 31, 2015, Vermilion incorporated an estimated forfeiture rate of 4.8% (2014 - 5.8%).  Equity based compensation expense of $72.6 million was recorded during the year ended December 31, 2015 (2014 - $67.1 million) related to the VIP.

12. PER SHARE AMOUNTS

Basic and diluted net earnings (loss) per share have been determined based on the following:

	Year Ended
($M except per share amounts)	Dec 31, 2015	Dec 31, 2014
Net (loss) earnings [1]	(217,302)	269,326
Basic weighted average shares outstanding [2]	109,642	105,448
Dilutive impact of equity based awards	-	1,739
Diluted weighted average shares outstanding [3]	109,642	107,187
Basic (loss) earnings per share ([1] ÷ [2])	(1.98)	2.55
Diluted (loss) earnings per share ([1] ÷ [3])	(1.98)	2.51

13. DERIVATIVE INSTRUMENTS

The nature of Vermilion's operations results in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates.  Vermilion monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations.  All transactions of this nature entered into by Vermilion are related to an underlying financial position or to future crude oil and natural gas production.  Vermilion does not use derivative financial instruments for speculative purposes.  Vermilion has elected not to designate any of its derivative financial instruments as accounting hedges and thus accounts for changes in fair value in net earnings at each reporting period.  Vermilion has not obtained collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts.

During the normal course of business, Vermilion may enter into fixed price arrangements to sell a portion of its production or purchase commodities for operational use.  Vermilion does not apply fair value accounting on these contracts as they were entered into and continue to be held for the sale of production or operational use in accordance with the Company's expected requirements.

The following tables summarize Vermilion's outstanding risk management positions as at December 31, 2015:

	Note	Volume	Strike Price(s)
Crude Oil
WTI - Collar
July 2015 - March 2016	1	250 bbl/d	75.00 - 83.45 CAD $
July 2015 - June 2016	2	500 bbl/d	75.50 - 85.08 CAD $
Dated Brent - Collar
July 2015 - June 2016	3	1,000 bbl/d	80.50 - 93.49 CAD $
July 2015 - June 2016	4	500 bbl/d	64.50 - 75.48 US $
October 2015 - June 2016	5	250 bbl/d	82.00 - 94.55 CAD $
January 2016 - June 2016	1	250 bbl/d	84.00 - 93.70 CAD $

North American Natural Gas
AECO - Collar
November 2015 - March 2016		2,500 GJ/d	2.50 - 3.76 CAD $
November 2015 - October 2016		10,000 GJ/d	2.56 - 3.23 CAD $
January 2016 - December 2016		10,000 GJ/d	2.53 - 3.29 CAD $
April 2016 - October 2016		5,000 GJ/d	2.30 - 2.80 CAD $
AECO Basis - Fixed Price Differential
November 2015 - March 2016		2,500 mmbtu/d	Nymex HH less 0.47 US $
Nymex HH - Collar
November 2015 - March 2016	6	5,000 mmbtu/d	3.25 - 3.86 US $

(1)	The contracted volumes increase to 500 boe/d for any monthly settlement periods above the contracted ceiling price and are settled on the monthly average price (monthly average US$/bbl multiplied by the Bank of Canada monthly average noon day rate).
(2)	The contracted volumes increase to 1,250 boe/d for any monthly settlement periods above the contracted ceiling price and are settled on the monthly average price (monthly average US$/bbl multiplied by the Bank of Canada monthly average noon day rate).
(3)	The contracted volumes increase to 2,500 boe/d for any monthly settlement periods above the contracted ceiling price and are settled on the monthly average price (monthly average US$/bbl multiplied by the Bank of Canada monthly average noon day rate).
(4)	The contracted volumes increase to 1,000 boe/d for any monthly settlement periods above the contracted ceiling price.
(5)	The contracted volumes increase to 750 boe/d for any monthly settlement periods above the contracted ceiling price and are settled on the monthly average price (monthly average US$/bbl multiplied by the Bank of Canada monthly average noon day rate).
(6)	The contracted volumes increase to 10,000 mmbtu/d for any monthly settlement periods above the contracted ceiling price.

	Note	Volume	Strike Price(s)
European Natural Gas
NBP - Call
October 2016 - March 2017		2,638 GJ/d	4.64 GBP £
NBP - Collar
April 2016 - March 2017		2,638 GJ/d	3.79 - 4.53 GBP £
January 2017 - December 2017		2,638 GJ/d	3.22 - 3.75 GBP £
January 2018 - December 2018		2,638 GJ/d	2.99 - 3.63 GBP £
NBP - Put
April 2016 - September 2016		2,638 GJ/d	3.79 GBP £
NBP - Swap
July 2015 - March 2016		2,592 GJ/d	6.42 EUR €
October 2015 - March 2016		10,368 GJ/d	6.54 EUR €
January 2016 - June 2016		5,184 GJ/d	6.24 EUR €
January 2016 - June 2016		2,592 GJ/d	6.82 US $
July 2016 - March 2017		2,592 GJ/d	5.43 EUR €
January 2017 - December 2017	1	2,638 GJ/d	4.00 GBP £
January 2018 - December 2018	2	2,638 GJ/d	3.83 GBP £
TTF - Call
October 2016 - March 2017		2,592 GJ/d	6.03 EUR €
TTF - Collar
January 2016 - December 2016	3	2,592 GJ/d	5.76 - 6.50 EUR €
April 2016 - December 2016	4	12,960 GJ/d	5.58 - 6.21 EUR €
April 2016 - March 2017	5	5,184 GJ/d	5.28 - 6.35 EUR €
July 2016 - December 2016		2,592 GJ/d	5.00 - 5.63 EUR €
July 2016 - March 2017	3	2,592 GJ/d	5.07 - 6.56 EUR €
July 2016 - March 2018	3	2,592 GJ/d	5.32 - 6.54 EUR €
October 2016 - December 2017		2,592 GJ/d	5.00 - 5.89 EUR €
January 2017 - December 2017	6	7,776 GJ/d	5.00 - 6.15 EUR €
January 2018 - December 2018		5,184 GJ/d	4.17 - 5.03 EUR €
TTF - Put
April 2016 - September 2016		2,592 GJ/d	5.21 EUR €
TTF - Swap
January 2015 - March 2016		5,184 GJ/d	6.40 EUR €
January 2015 - June 2016		2,592 GJ/d	6.07 EUR €
February 2015 - March 2016		5,184 GJ/d	6.24 EUR €
April 2015 - March 2016		5,832 GJ/d	6.18 EUR €
October 2015 - March 2016		2,592 GJ/d	6.64 EUR €
January 2016 - June 2016		5,184 GJ/d	5.94 EUR €
April 2016 - December 2016		2,592 GJ/d	5.91 EUR €
July 2016 - June 2018		2,700 GJ/d	5.58 EUR €
October 2016 - December 2016		2,592 GJ/d	5.45 EUR €
January 2017 - December 2017	7	2,592 GJ/d	5.04 EUR €

Electricity
AESO - Swap
January 2016 - December 2016		93.6 MWh/d	38.58 CAD $

Interest Rate
CDOR to fixed - Swap
September 2015 - September 2019		100,000,000 CAD $/year	1.00%
October 2015 - October 2019		100,000,000 CAD $/year	1.10%

(1)	On the last business day of each month, the counterparty has the option to increase the contracted volumes by an additional 2,638 GJ/d at the contracted price, for the following month.
(2)	On the last business day of each month, the counterparty has the option to increase the contracted volumes to 7,913 GJ/d at the contracted price, for the following month.
(3)	The contracted volumes increase to 5,184 GJ/d for any monthly settlement periods above the contracted ceiling price.
(4)	The contracted volumes increase to 15,552 GJ/d for any monthly settlement periods above the contracted ceiling price.
(5)	The contracted volumes increase to 10,368 GJ/d for any monthly settlement periods above the contracted ceiling price.
(6)	The contracted volumes increase to 18,144 GJ/d for any monthly settlement periods above the contracted ceiling price.
(7)	On the last business day of each month, the counterparty has the option to increase the contracted volumes by an additional 5,184 GJ/d at the contracted price, for the following month.

The following table reconciles the change in the fair value of Vermilion's derivative instruments:

	Year ended
($M)	Dec 31, 2015	Dec 31, 2014
Fair value of contracts, beginning of year	24,794	(1,287)
Reversal of opening contracts settled during the year	(23,391)	1,287
Acquired derivative contracts	-	(1,290)
Realized gain on contracts settled during the year	41,356	36,712
Unrealized gain during the year on contracts outstanding at the end of the year	66,939	26,084
Net receipt from counterparties on contract settlements during the year	(41,356)	(36,712)
Fair value of contracts, end of year	68,342	24,794
Comprised of:
Current derivative asset	55,214	23,391
Non-current derivative asset	13,128	1,403
Fair value of contracts, end of year	68,342	24,794

The gain on derivative instruments for 2015 and 2014 were comprised of the following:

	Year Ended
($M)	Dec 31, 2015	Dec 31, 2014
Realized gain on contracts settled during the year	(41,356)	(36,712)
Reversal of opening contracts settled during the year	23,391	(1,287)
Unrealized gain during the year on contracts outstanding at the end of the year	(66,939)	(26,084)
Gain on derivative instruments	(84,904)	(64,083)

14. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital is comprised of the following:

	Year Ended
($M)	Dec 31, 2015	Dec 31, 2014
Changes in:
Accounts receivable	11,321	(4,202)
Crude oil inventory	(3,569)	7,633
Prepaid expenses	2,577	1,400
Accounts payable and accrued liabilities	(49,449)	30,364
Income taxes payable	(38,457)	(11,152)
Movements in foreign exchange rates	(8,793)	(8,601)
Changes in non-cash working capital	(86,370)	15,442
Changes in non-cash operating working capital	(60,390)	3,077
Changes in non-cash investing working capital	(25,980)	12,365
Changes in non-cash working capital	(86,370)	15,442

15. SEGMENTED INFORMATION

Vermilion has operations in three core areas: North America, Europe, and Australia. Vermilion's operating activities in each country relate solely to the exploration, development and production of petroleum and natural gas.  Vermilion has a Corporate head office located in Calgary, Alberta.  Costs incurred in the Corporate segment relate to Vermilion's global hedging program and expenses incurred in financing and managing our operating business units.

Vermilion's chief operating decision maker reviews the financial performance of the Company by assessing the fund flows from operations of each country individually.  Fund flows from operations provides a measure of each business unit's ability to generate cash (that is not subject to short-term movements in non-cash operating working capital) necessary to pay dividends, fund asset retirement obligations, and make capital investments.

	Year Ended December 31, 2015
($M)	Canada	France	Netherlands	Germany	Ireland	Australia	United States	Corporate	Total
Total assets	1,609,180	863,304	212,749	167,908	908,453	235,139	42,927	169,560	4,209,220
Drilling and development	201,508	92,265	47,325	5,363	66,409	61,741	12,250	-	486,861
Oil and gas sales to external customers	320,613	281,422	129,057	41,384	57	162,765	4,288	-	939,586
Royalties	(28,144)	(26,958)	(3,082)	(6,479)	-	-	(1,257)	-	(65,920)
Revenue from external customers	292,469	254,464	125,975	34,905	57	162,765	3,031	-	873,666
Transportation expense	(16,326)	(15,378)	-	(3,269)	(6,687)	-	-	-	(41,660)
Operating expense	(89,085)	(50,718)	(22,746)	(10,956)	(15)	(51,676)	(742)	-	(225,938)
General and administration	(16,888)	(20,217)	(4,158)	(7,386)	(2,517)	(5,754)	(3,836)	7,172	(53,584)
PRRT	-	-	-	-	-	(6,878)	-	-	(6,878)
Corporate income taxes	-	(23,764)	(12,152)	-	-	(7,230)	-	(1,091)	(44,237)
Interest expense	-	-	-	-	-	-	-	(59,852)	(59,852)
Realized gain on derivative instruments	-	-	-	-	-	-	-	41,356	41,356
Realized foreign exchange gain	-	-	-	-	-	-	-	623	623
Realized other income	-	31,775	-	-	-	-	-	896	32,671
Fund flows from operations	170,170	176,162	86,919	13,294	(9,162)	91,227	(1,547)	(10,896)	516,167

	Year Ended December 31, 2014
($M)	Canada	France	Netherlands	Germany	Ireland	Australia	United States	Corporate	Total
Total assets	1,865,942	874,163	220,100	170,237	822,756	240,614	14,731	177,548	4,386,091
Drilling and development	291,046	136,019	49,695	2,747	94,439	44,283	460	-	618,689
Exploration and evaluation	43,696	11,833	12,045	-	-	-	-	1,461	69,035
Oil and gas sales to external customers	537,788	431,252	123,815	41,962	-	283,481	1,330	-	1,419,628
Royalties	(65,563)	(28,444)	(5,014)	(8,613)	-	-	(366)	-	(108,000)
Revenue from external customers	472,225	402,808	118,801	33,349	-	283,481	964	-	1,311,628
Transportation expense	(14,625)	(18,975)	-	(2,367)	(6,394)	-	-	-	(42,361)
Operating expense	(76,178)	(61,729)	(24,041)	(8,686)	-	(61,432)	(241)	-	(232,307)
General and administration	(16,791)	(20,929)	(3,617)	(4,688)	(1,447)	(5,873)	(959)	(7,423)	(61,727)
PRRT	-	-	-	-	-	(60,340)	-	-	(60,340)
Corporate income taxes	-	(66,901)	(4,154)	(44)	-	(24,477)	-	(1,420)	(96,996)
Interest expense	-	-	-	-	-	-	-	(49,655)	(49,655)
Realized gain on derivative instruments	-	-	-	-	-	-	-	36,712	36,712
Realized foreign exchange loss	-	-	-	-	-	-	-	(821)	(821)
Realized other income	-	-	-	-	-	-	-	732	732
Fund flows from operations	364,631	234,274	86,989	17,564	(7,841)	131,359	(236)	(21,875)	804,865

Reconciliation of fund flows from operations to net earnings (loss)

	Year Ended
	Dec 31,	Dec 31,
($M)	2015	2014
Fund flows from operations	516,167	804,865
Equity based compensation	(75,232)	(67,802)
Unrealized gain on derivative instruments	43,548	27,371
Unrealized foreign exchange loss	8,787	(17,599)
Unrealized other expense	(1,008)	(1,492)
Accretion	(23,911)	(23,913)
Depletion and depreciation	(458,758)	(425,694)
Deferred taxes	47,728	(26,410)
Impairment	(274,623)	-
Net earnings (loss)	(217,302)	269,326

Vermilion has two major customers with revenues in excess of 10% within the France and Netherlands segments. Substantially all sales in the France and Netherlands segments for the years ended December 31, 2015 and 2014 were to one customer in each respective segment.

16. LEASES

Vermilion had the following future commitments associated with its operating and finance leases as at December 31, 2015:

($M)	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total
Operating lease payments by period	20,750	30,942	23,909	49,734	125,335

Finance lease minimum lease payments by period	6,285	12,571	9,515	6,984	35,355
Interest	2,079	3,077	1,521	907	7,584
Present value of minimum lease payments	6,029	10,746	7,069	4,148	27,992

In addition, Vermilion has various other commitments associated with its business operations; none of which, in management's view, are significant in relation to Vermilion's financial position.

As part of an acquisition in April of 2014, Vermilion assumed an agreement for the use of a solution gas facility. The substance of the arrangement was determined to be a lease and has been classified as a finance lease. The assets are to be used for a minimum period of 10 years, with an option to renew. As at December 31, 2015, the carrying amount of the asset included in capital assets is $28.4 million, and the current portion of the finance lease obligation included in accrued liabilities in $5.9 million.

17. CASH AND CASH EQUIVALENTS

Cash and cash equivalents was comprised of the following:

($M)	Dec 31, 2015	Dec 31, 2014
Money on deposit with financial institutions	31,175	116,643
Short-term investments	10,501	3,762
Cash and cash equivalents	41,676	120,405

18. CAPITAL DISCLOSURES

Vermilion defines capital as net debt (a non-standardized measure, which is defined by management as long-term debt as shown on the consolidated balance sheets plus net working capital) and shareholders' capital.

In managing capital, Vermilion reviews whether fund flows from operations (a non-standardized measure, defined by management as cash flows from operating activities before changes in non-cash operating working capital and asset retirement obligations settled), is sufficient to pay for all capital expenditures, dividends and abandonment and reclamation expenditures.  To the extent that the forecasted fund flows from operations is not expected to be sufficient in relation to these expenditures, Vermilion will evaluate its ability to finance any excess with debt, an issuance of equity or by reducing some or all categories of expenditures to ensure that total expenditures do not exceed available funds.

Additionally, Vermilion monitors the ratio of net debt  to fund flows from operations.  Vermilion typically strives to maintain an internally targeted ratio of net debt to fund flows from operations of 1.0 to 1.3 in a normalized commodity price environment. Where prices trend higher, Vermilion may target a lower ratio and conversely, in a lower commodity price environment, the acceptable ratio may be higher.  At times, Vermilion will use its balance sheet to finance acquisitions and, in these situations, Vermilion is prepared to accept a higher ratio in the short term but will implement a plan to reduce the ratio to acceptable levels within a reasonable period of time, usually considered to be no more than 12 to 18 months.  This plan could potentially include an increase in hedging activities, a reduction in capital expenditures, an issuance of equity or the utilization of excess fund flows from operations to reduce outstanding indebtedness.

In the current low commodity price environment, the net debt to fund flows ratio is expected to be higher than the longer term ratio. During this period, Vermilion is managing the higher debt level by aligning capital expenditures within forecasted fund flows from operations, which is continually monitored for revised forward price estimates, as well as by hedging additional European natural gas volumes to maintain a diversified commodity portfolio.

The following table calculates Vermilion's ratio of net debt to fund flows from operations:

	Year Ended
($M except as indicated)	Dec 31, 2015	Dec 31, 2014
Long-term debt	1,162,998	1,238,080
Current liabilities(1)	503,731	365,729
Current assets	(284,778)	(338,159)
Net debt [1]	1,381,951	1,265,650
Cash flows from operating activities	444,408	791,986
Changes in non-cash operating working capital	60,390	(3,077)
Asset retirement obligations settled	11,369	15,956
Fund flows from operations [2]	516,167	804,865
Ratio of net debt to fund flows from operations ([1] ÷ [2])	2.7	1.6

(1)	Includes the current portion of long-term debt, which, as at December 31, 2015, represents the senior unsecured notes that matured on February 10, 2016.

Long-term debt, including the current portion, as at December 31, 2015 increased to $1.39 billion from $1.24 billion as at December 31, 2014, primarily as a result of draws on the revolving credit facility to fund capital expenditures as fund flows from operations for the year ended December 31, 2015 were lower due to weakening crude oil and natural gas prices.  The increase in long-term debt resulted in an increase in net debt from $1.27 billion as at December 31, 2014 to $1.38 billion as at December 31, 2015.

Driven primarily by the weakness in crude oil prices, the ratio of net debt to fund flows from operations increased to 2.7 times for the year ended December 31, 2015.

19. FINANCIAL INSTRUMENTS

Classification of Financial Instruments

The following table summarizes information relating to Vermilion's financial instruments as at December 31, 2015 and December 31, 2014:

				As at Dec 31, 2015		As at Dec 31, 2014
Class of financial instrument	Consolidated balance sheet caption	Accounting designation	Related caption on Statement of Net Earnings (Loss)	Carrying value ($M)	Fair value ($M)	Carrying value ($M)	Fair value ($M)	Fair value measurement hierarchy
Cash	Cash and cash equivalents	HFT	Gains and losses on foreign exchange are included in foreign exchange (gain) loss	41,676	41,676	120,405	120,405	Level 1
Receivables	Accounts receivable	LAR	Gains and losses on foreign exchange are included in foreign exchange (gain) loss and impairments are recognized as general and administration expense	160,499	160,499	171,820	171,820	Not applicable
Derivative assets	Derivative instruments	HFT	Gain on derivative instruments	68,342	68,342	24,794	24,794	Level 2
Payables	Accounts payable and accrued liabilities	OTH	Gains and losses on foreign exchange are included in foreign exchange (gain) loss	(272,824)	(272,824)	(321,266)	(321,266)	Not applicable
	Dividends payable
Long-term debt	Long-term debt	OTH	Interest expense	(1,387,899)	(1,387,998)	(1,238,080)	(1,238,505)	Level 2

The accounting designations used in the above table refer to the following:

HFT - Classified as "Held for trading" in accordance with International Accounting Standard 39 "Financial Instruments: Recognition and Measurement".  These financial assets and liabilities are carried at fair value on the consolidated balance sheets with associated gains and losses reflected in net earnings (loss).

LAR - "Loans and receivables" are initially recognized at fair value and are subsequently measured at amortized cost.  Impairments and foreign exchange gains and losses are recognized in net earnings (loss).

OTH - "Other financial liabilities" are initially recognized at fair value net of transaction costs directly attributable to the issuance of the instrument and subsequently are measured at amortized cost.  Interest is recognized in net earnings (loss) using the effective interest method.  Foreign exchange gains and losses are recognized in net earnings (loss).

Level 1 - Fair value measurement is determined by reference to unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Fair value measurement is determined based on inputs other than unadjusted quoted prices that are observable, either directly or indirectly.

Level 3 - Fair value measurement is based on inputs for the asset or liability that are not based on observable market data.

Determination of Fair Values

The level in the fair value hierarchy into which the fair value measurements are categorized is determined on the basis of the lowest level input that is significant to the fair value measurement.  Transfers between levels on the fair value hierarchy are deemed to have occurred at the end of the reporting period.

Fair values for derivative assets and derivative liabilities are determined using pricing models incorporating future prices that are based on assumptions which are supported by prices from observable market transactions and are adjusted for credit risk.

The carrying value of receivables approximate their fair value due to their short maturities.

The carrying value of long-term debt outstanding on the revolving credit facility approximates its fair value due to the use of short-term borrowing instruments at market rates of interest.

The fair value of the senior unsecured notes changes in response to changes in the market rates of interest payable on similar instruments and was determined with reference to prevailing market rates for such instruments.

Nature and Extent of Risks Arising from Financial Instruments

Vermilion is exposed to the following types of risks in relation to its financial instruments:

Credit risk:

Vermilion extends credit to customers and is due amounts from counterparties in relation to derivative instruments.  Accordingly, there is a risk of financial loss in the event that a counterparty fails to discharge its obligation.  For transactions that are financially significant, Vermilion reviews third-party credit ratings and may require additional forms of security.  Cash held on behalf of the Company by financial institutions is also subject to credit risk.

Liquidity risk:

Liquidity risk is the risk that Vermilion will encounter difficulty in meeting obligations associated with its financial liabilities. Vermilion does not consider this to be a significant risk as its financial position and available committed borrowing facility provide significant financial flexibility and allow Vermilion to meet its obligations as they come due.

Currency risk:

Vermilion conducts business in foreign currencies in addition to Canadian dollars and accordingly is subject to currency risk associated with changes in foreign exchange rates in relation to cash and cash equivalents, receivables, payables and derivative assets and liabilities.  The impact related to working capital is somewhat mitigated as a result of the offsetting effects of foreign exchange fluctuations on assets and liabilities.  Vermilion monitors its exposure to currency risk and reviews whether the use of derivative financial instruments is appropriate to manage potential fluctuations in foreign exchange rates.

Commodity price risk:

Vermilion uses derivative financial instruments as part of its risk management program to mitigate the effects of changes in commodity prices on future cash flows.  Changes in the underlying commodity prices impact the fair value and future cash flows related to these derivatives.

Interest rate risk:

Vermilion's long-term debt is comprised of borrowings under the revolving credit facility and the Company's senior unsecured notes.  Borrowings under the revolving credit facility bear interest at market rates plus applicable margins and as such changes in interest rates could result in an increase or decrease in the amount Vermilion pays to service this debt.  In 2015, Vermilion had interest rate swaps to mitigate the effects of changes in variable interest rates.  The senior unsecured notes bear interest at a fixed 6.5% interest rate and as such, changes in prevailing interest rates would affect the fair value of these notes.  However, as Vermilion does not intend to settle this debt prior to maturity, the notes are carried at amortized cost and changes in fair value do not affect net earnings.

Summarized Quantitative Data Associated with the Risks Arising from Financial Instruments

Credit risk:

As at December 31, 2015, Vermilion's maximum exposure to receivable credit risk was $228.8 million (December 31, 2014 - $196.6 million) which is the aggregate value of receivables and derivative assets at the balance sheet date.  Vermilion's receivables are primarily due from counterparties that have investment grade third party credit ratings or, in the absence of the availability of such ratings, have been satisfactorily reviewed by Vermilion for creditworthiness.  Additionally, cash and cash equivalents consist of moneys on deposit and short-term investments which may be subject to counterparty credit risk.  Vermilion mitigates this risk by transacting with North American institutions with high third party credit ratings.

As at the balance sheet date the amount of financial assets that were past due or impaired was not material.

Liquidity risk:

Vermilion's derivative financial instruments settle on a monthly basis.

The following table summarizes Vermilion's undiscounted non-derivative financial liabilities and their contractual maturities as at December 31, 2015 and December 31, 2014:

		Later than	Later than	Later than
		one month and	three months and	one year and
	Due in	not later than	not later than	not later than
($M)	one month	three months	one year	five years
December 31, 2015	112,890	353,934	33,663	1,180,486
December 31, 2014	162,127	138,823	20,314	1,239,067

Market risk:

Vermilion's financial instruments are exposed to currency risk related to changes in foreign currency denominated financial instruments and commodity price risk related to outstanding derivative positions.  The following table summarizes what the impact on comprehensive income before tax would be for the year ended December 31, 2015 given changes in the relevant risk variables that Vermilion considers were reasonably possible at the balance sheet date.  The impact on comprehensive income before tax associated with changes in these risk variables for assets and liabilities that are not considered financial instruments are excluded from this analysis.  This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

		Before tax effect on comprehensive
		income - increase (decrease)
Risk ($M)	Description of change in risk variable	December 31, 2015	December 31, 2014
Currency risk - Euro to Canadian	Increase in strength of the Canadian dollar against the Euro by 5% over the relevant closing rates	(1,986)	(4,030)

	Decrease in strength of the Canadian dollar against the Euro by 5% over the relevant closing rates	1,986	4,030

Currency risk - US $ to Canadian	Increase in strength of the Canadian dollar against the US $ by 5% over the relevant closing rates	3,423	(5,739)

	Decrease in strength of the Canadian dollar against the US $ by 5% over the relevant closing rates	(3,423)	5,739

Commodity price risk	Increase in relevant oil reference price within option pricing models used to determine	(3,262)	(1,072)
	the fair value of financial derivatives by US $5.00/bbl at the relevant valuation dates

	Decrease in relevant oil reference price within option pricing models used to determine	3,263	1,048
	the fair value of financial derivatives by US $5.00/bbl at the relevant valuation dates

	Increase in relevant European natural gas reference price within option pricing models used to	(23,813)	(10,279)
	determine the fair value of financial derivatives by € 0.5/GJ at the relevant valuation dates

	Decrease in relevant European natural gas reference price within option pricing models used to	21,754	10,085
	determine the fair value of financial derivatives by € 0.5/GJ at the relevant valuation dates

Interest rate risk	Increase in average Canadian prime interest rate by 100 basis points during the relevant periods	(10,543)	(9,032)

	Decrease in average Canadian prime interest rate by 100 basis points during the relevant periods	10,543	9,032

Reasonably possible changes in North American natural gas prices would not have had a material impact on comprehensive income for the years ended December 31, 2015 and 2014.

20. RELATED PARTY DISCLOSURES

The compensation of directors and management are reviewed annually by the independent Governance and Human Resources Committee against industry practices for oil and gas companies of similar size and scope.

The following table summarizes the compensation of directors and other members of key management personnel during the years ended December 31, 2015 and December 31, 2014:

	Year Ended
($M)	Dec 31. 2015	Dec 31, 2014
Short-term benefits	5,460	5,684
Share-based payments	20,310	16,414
	25,770	22,098
Number of individuals included in the above amounts	20	18

21. WAGES AND BENEFITS

Included in operating expenses and general and administrative expenses for the year ended December 31, 2015 were $47.7 million and $40.4 million of wages and benefits, respectively (2014 - $56.2 million and $47.2 million, respectively).

22. SIGNIFICANT TRANSACTIONS

During Q1 2015, Vermilion was awarded a recovery of costs resulting from an oil spill at the Ambès oil terminal in France that occurred in 2007.  The French court awarded Vermilion approximately €25 million (before taxes), of which 50% was due immediately to Vermilion upon posting a surety bond.  The payment was received in Q2 2015, with the remainder due upon conclusion of the appeal process.  Based on the recent court decision and the conclusions of the expert engaged by the French court, Vermilion is virtually certain that the award will be upheld.

SOURCE Vermilion Energy Inc.

PDF available at: http://stream1.newswire.ca/media/2016/02/29/20160229_C9875_DOC_EN_44636.pdf

%CIK: 0001293135

For further information:

Lorenzo Donadeo, CEO;
Anthony Marino, President & COO;
Curtis W. Hicks, C.A., Executive VP & CFO; and/or
Dean Morrison, Director Investor Relations
TEL (403) 269-4884
IR TOLL FREE 1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 02:10e 29-FEB-16